

2022

ANNUAL
REPORT

NMI HOLDINGS, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   **December 31, 2022**

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **001-36174**

NMI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-4914248**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2100 Powell Street , Emeryville , CA	**94608**
(Address of principal executive offices)	**(Zip Code)**

(855) 530-6642
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $.01 par value per share	NMIH	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No** ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the calculated aggregate market value of common stock held by non-affiliates was 1,166,991,024.

The number of shares of common stock, $0.01 par value per share, of the registrant outstanding on February 10, 2023 was 83,656,173 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, outlook, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "can," "could," "may," "predict," "assume," "potential," "should," "will," "estimate," "perceive," "plan," "project," "continuing," "ongoing," "expect," "intend" or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. All forward-looking statements are necessarily only estimates of future results, and actual results may differ materially from expectations. You are, therefore, cautioned not to place undue reliance on such statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this report. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements including, but not limited to:

- changes in general economic, market and political conditions and policies (including rising interest rates and inflation) and investment results or other conditions that affect the U.S. housing market or the U.S. markets for home mortgages, mortgage insurance, reinsurance and credit risk transfer markets, including the risk related to geopolitical instability, inflation, an economic downturn (including any decline in home prices) or recession, and their impacts on our business, operations and personnel;

- changes in the charters, business practices, policy, pricing or priorities of Fannie Mae and Freddie Mac (collectively, the GSEs), which may include decisions that have the impact of decreasing or discontinuing the use of mortgage insurance as credit enhancement generally, or with first time homebuyers or on very high loan-to-value mortgages; or changes in the direction of housing policy objectives of the Federal Housing Finance Agency (FHFA), such as the FHFA's priority to increase the accessibility to and affordability of homeownership for low- and-moderate income borrowers and underrepresented communities;

- our ability to remain an eligible mortgage insurer under the private mortgage insurer eligibility requirements (PMIERs) and other requirements imposed by the GSEs, which they may change at any time;

- retention of our existing certificates of authority in each state and the District of Columbia (D.C.) and our ability to remain a mortgage insurer in good standing in each state and D.C.;

- our future profitability, liquidity and capital resources;

- actions of existing competitors, including other private mortgage insurers and government mortgage insurers such as the Federal Housing Administration (FHA), the U.S. Department of Agriculture's Rural Housing Service (USDA) and the U.S. Department of Veterans Affairs (VA) (collectively, government MIs), and potential market entry by new competitors or consolidation of existing competitors;

- adoption of new or changes to existing laws, rules and regulations that impact our business or financial condition directly or the mortgage insurance industry generally or their enforcement and implementation by regulators, including the implementation of the final rules defining and/or concerning "Qualified Mortgage" and "Qualified Residential Mortgage";

- U.S. federal tax reform and other potential changes in tax law and their impact on us and our operations;

- legislative or regulatory changes to the GSEs' role in the secondary mortgage market or other changes that could affect the residential mortgage industry generally or mortgage insurance industry in particular;

- potential legal and regulatory claims, investigations, actions, audits or inquiries that could result in adverse judgements, settlements, fines or other reliefs that could require significant expenditures or have other negative effects on our business;

- uncertainty relating to the coronavirus (COVID-19) virus and its variants or the measures taken by governmental authorities and other third-parties to contain the spread of COVID-19, including their impact on the global economy, the U.S. housing, real estate, housing finance and mortgage insurance markets, and our business, operations and personnel;

- our ability to successfully execute and implement our capital plans, including our ability to access the equity, credit and reinsurance markets and to enter into, and receive approval of, reinsurance arrangements on terms and conditions that are acceptable to us, the GSEs and our regulators;

- lenders, the GSEs, or other market participants seeking alternatives to private mortgage insurance;

- our ability to implement our business strategy, including our ability to write mortgage insurance on high quality low down payment residential mortgage loans, implement successfully and on a timely basis, complex infrastructure, systems, procedures, and internal controls to support our business and regulatory and reporting requirements of the insurance industry;

- our ability to attract and retain a diverse customer base, including the largest mortgage originators;

- failure of risk management or pricing or investment strategies;

- decrease in the length of time our insurance policies are in force;

- emergence of unexpected claim and coverage issues, including claims exceeding our reserves or amounts we had expected to experience;

- potential adverse impacts arising from natural disasters including, with respect to affected areas, a decline in new business, adverse effects on home prices, and an increase in notices of default on insured mortgages;

- climate risk and efforts to manage or regulate climate risk by government agencies could affect our business and operations;

- potential adverse impacts arising from the occurrence of any man-made disasters or public health emergencies, including pandemics;

- the inability of our counter-parties, including third-party reinsurers, to meet their obligations to us;

- failure to maintain, improve and continue to develop necessary information technology (IT) systems or the failure of technology providers to perform;

- effectiveness and security of our information technology systems and digital products and services, including the risks these systems, products or services may fail to operate as expected or planned, or expose us to cybersecurity or third-party risks (including exposure of our confidential customer and other confidential information); and

- ability to recruit, train and retain key personnel.

For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the *Risk Factors* described in this report in Part I, Item 1A, "*Risk Factors,*" Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and elsewhere in this report, including the exhibits hereto.

Unless expressly indicated or the context requires otherwise, the terms "we," "our," "us," "Company" and "NMI" in this document refer to NMI Holdings, Inc., a Delaware corporation, and its wholly-owned subsidiaries on a consolidated basis.

PART I

Item 1. Business

General

We provide mortgage insurance (referred to as mortgage insurance or MI) through our wholly-owned insurance subsidiaries, National Mortgage Insurance Corporation (NMIC) and National Mortgage Reinsurance Inc One (Re One). NMIC and Re One are domiciled in Wisconsin and principally regulated by the Wisconsin Office of the Commissioner of Insurance (Wisconsin OCI). NMIC is our primary insurance subsidiary, and is approved as an MI provider by the GSEs and is licensed to write MI coverage in all 50 states and D.C. Our subsidiary, NMI Services, Inc. (NMIS), provides outsourced loan review services to mortgage loan originators and our subsidiary, Re One, historically provided reinsurance coverage to NMIC in accordance with certain statutory risk retention requirements. Such requirements have been repealed and the reinsurance coverage provided by Re One to NMIC has been commuted. Re One remains a wholly-owned, licensed insurance subsidiary; however, it does not currently have active insurance exposures.

MI protects lenders and investors from default-related losses on a portion of the unpaid principal balance of a covered mortgage. MI plays a critical role in the U.S. housing market by mitigating mortgage credit risk and facilitating the secondary market sale of high loan-to-value (LTV) (*i.e.,* above 80%) residential loans to the GSEs, who are otherwise restricted by their charters from purchasing or guaranteeing high-LTV mortgages that are not covered by certain credit protections. Such credit protection and secondary market sales allow lenders to increase their capacity for mortgage commitments and expand financing access to existing and prospective homeowners.

NMI Holdings, Inc. (NMIH), a Delaware corporation, was incorporated in May 2011, and we began start-up operations in 2012 and wrote our first MI policy in 2013. Since formation, we have sought to establish customer relationships with a broad group of mortgage lenders and build a diversified, high-quality insured portfolio. As of December 31, 2022, we had issued master policies with 1,875 customers, including national and regional mortgage banks, money center banks, credit unions, community banks, builder-owned mortgage lenders, internet-sourced lenders and other non-bank lenders. As of December 31, 2022, we had $185.0 billion of total insurance-in-force (IIF), including primary IIF of $184.0 billion, and $47.7 billion of gross risk-in-force (RIF), including primary RIF of $47.6 billion. For the year ended December 31, 2022, we generated new insurance written (NIW) of $58.7 billion. As of December 31, 2022, we had 242 full-time and part-time employees.

We believe that our success in acquiring a large and diverse group of lender customers and growing a portfolio of high-quality IIF traces to our founding principles, whereby we aim to help our mortgage origination customers help qualified individuals achieve their homeownership goals, ensure that we remain a strong and credible counter-party, deliver a unique customer service experience, establish a differentiated risk management approach that emphasizes the individual underwriting review or validation of the vast majority of the loans we insure, utilize our proprietary Rate GPS® pricing platform to dynamically evaluate risk and price our policies, and foster a culture of collaboration and excellence that helps us attract and retain experienced industry leaders.

Our strategy is to continue to build on our position in the private MI market, expand our customer base and grow our insured portfolio of high-quality residential loans by focusing on long-term customer relationships, disciplined and proactive risk selection and pricing, fair and transparent claims payment practices, responsive customer service, financial strength and profitability.

Our common stock trades on the Nasdaq under the symbol "NMIH".

Overview of Residential Mortgage Finance and the Role of the Private MI Industry in the Current Operating Environment

U.S. Residential Mortgage Market

According to statistics published by the U.S. Federal Reserve, the U.S. residential mortgage market is one of the largest in the world, with approximately $13 trillion of mortgage debt outstanding as of December 31, 2022, and includes both primary and secondary components. The primary market consists of lenders originating home loans to borrowers and includes loans made in connection with home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions that buy and sell mortgages in the form of whole loans or securitized assets, such as mortgage-backed securities.

The U.S. residential mortgage market attracts and involves participation from a range of private and governmental institutions. Private industry participants include national and regional mortgage banks, money center banks, mortgage brokers, community banks, builder-owned mortgage lenders, internet-sourced lenders, commercial, regional and investment banks, savings institutions, credit unions, real estate investment trusts and other financial institutions. Government participants include government agencies such as the government MIs (*e.g.*, FHA, USDA and VA) and Ginnie Mae, as well as government-sponsored enterprises, such as Fannie Mae and Freddie Mac.

GSEs

The GSEs are the largest participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders in connection with their federal mandate to provide liquidity and promote stability in the U.S. housing finance system. The GSEs' charters prohibit them from purchasing or guaranteeing high-LTV loans unless such loans are covered by an authorized form of credit enhancement, including insurance from a GSE-approved MI company, retention by the mortgage seller of at least a 10% participation in the loan or agreement by the seller to repurchase or replace the loan in the event of a default. As the largest participants in the secondary mortgage market, the GSEs are the principal purchasers of mortgages insured by mortgage insurers, including NMIC. As a result, the private MI industry in the U.S. is driven in large part by the GSEs' demand for high-LTV loans, mortgage insurance requirements and business practices. See "*Business - U.S. Mortgage Insurance Regulation - GSE Oversight*," below.

Mortgage Insurance

MI protects lenders and investors from default-related losses on a portion of the unpaid principal balance of a covered mortgage and plays a central role in the U.S. housing market. MI is provided by both government MIs and private MI companies, such as NMIC, and is primarily geared toward high-LTV loans where borrowers make a down-payment that is less than 20% of the value of a home. MI helps facilitate secondary market sales of such mortgages, primarily to the GSEs, and provides lenders and investors a means to diversify and mitigate their exposure to mortgage credit risk. Such credit protection and secondary market sales allow lenders to increase their capacity for mortgage commitments and expand financing access to existing and prospective homeowners.

Competition

Our competition includes other private mortgage insurers, government MIs and other alternatives designed to eliminate the need for MI, such as piggy-back loans or front-end risk sharing arrangements that do not require private MI on loans sold to the GSEs.

The private MI industry is highly competitive and currently consists of six active participants, including us, Arch Capital Group Ltd., Essent Group Ltd. (Essent), Enact Holdings, Inc., MGIC Investment Corporation (MGIC), and Radian Group Inc. (Radian). Private mortgage insurers generally compete based on terms of coverage, underwriting guidelines, pricing, customer service (including speed of MI underwriting and decisioning), availability of ancillary products and services (including training and loan review services), financial strength, customer relationships, name recognition and reputation, the strength of management teams and sales organizations, the effective use of technology, and innovation in the delivery and servicing of insurance products. We expect the MI market to remain competitive, with pressure for industry participants to grow or maintain their market share.

We and other private mortgage insurers also compete directly with the government MI companies, who significantly increased their share in the MI market following the 2008 financial crisis. Prior to the financial crisis, private mortgage insurers accounted for the majority of the insured mortgage origination market. During the financial crisis, the government MIs captured an increasing share of the high-LTV MI market as incumbent private mortgage insurers came under significant financial stress. According to data reported by Inside Mortgage Finance, in 2007, government MIs accounted for 23% of the total insured mortgage origination market. By 2009, government MI share had peaked at approximately 82% of the total insured mortgage origination market. Government MI share has since declined and is estimated to have been 52% in 2022. Previous rate actions and product introductions continue to impact the government mortgage insurers' market share and by extension the private MI market. Although there continues to be broad policy consensus toward the need for continued and consistent private capital participation in the U.S. housing finance system, it remains difficult to predict whether the combined market share of government MIs will recede to pre-2008 levels. A range of factors influence a lender's decision to choose private over government MI, including among others, GSE demand, policies and loan delivery pricing, mortgage insurance premium rates and other charges, loan eligibility requirements, cancelability, loan size limits and the relative ease of use of private MI products compared to government MI alternatives.

Products and Services

Mortgage Insurance Products

We offer two principal types of MI coverage, primary and pool.

Primary Mortgage Insurance

Primary MI provides default protection on individual mortgage loans at specified coverage percentages. Primary MI is typically written on a flow basis, whereby mortgages are insured on an individual, loan-by-loan basis at the time of origination. Primary MI can also be written on an aggregated basis, whereby each mortgage in a given loan portfolio is individually insured in a single transaction after the point of origination.

All of our primary insurance is written on first-lien mortgage loans, with nearly all secured by owner occupied single-family homes (defined as one-to-four family homes and condominiums). We also write a small amount of primary insurance on first-lien mortgages secured by vacation properties, second homes and investment properties, although we have formal risk policies in place to limit the amount of such business we underwrite.

Lenders select specific coverage levels for each loan insured on a primary basis. For loans sold to a GSE, the coverage level must comply with the requirements established by that GSE. For other loans, lenders determine their desired coverage levels.

IIF is the unpaid principal balance of all insured loans on a given date, and RIF is the product of the coverage percentages multiplied by the IIF on such date. We expect our RIF across all policies written to approximate 25% of primary IIF; however, coverage levels will vary on an individual loan basis between 6% and 35%. Higher coverage percentages generally result in greater amounts paid per claim relative to policies with lower coverage percentages. In general, our premium rates increase as coverage levels increase.

Our maximum obligation with respect to a claim is generally determined by multiplying the selected coverage percentage by the loss amount on an insured loan. The loss amount is defined in the applicable master mortgage insurance policy (together with any related endorsements, a Master Policy) and includes, subject to certain limitations, unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure or sale of the property securing the insured loan. See "*Business - Defaults and Claims; Loss Mitigation - Defaults and Claims*," below for a description of our claim settlement processes.

The terms of our primary mortgage insurance coverage are governed by the applicable Master Policy, which we issue to each approved lender with which we do business. The Master Policy sets forth the terms and conditions of our MI coverage, including, among others, loan eligibility requirements, coverage terms, premium payment obligations, exclusions or reductions in coverage, rescission and rescission relief provisions, policy administration requirements, conditions precedent to payment of a claim and loss payment procedures. In March 2020, we introduced a new Master Policy (the 2020 Master Policy), which replaced our previous form (the 2014 Master Policy) for MI applications received on and after March 1, 2020. We implemented the 2020 Master Policy, in part, to provide terms of coverage that conform to the requirements of the GSEs' 2018 revised Amended and Restated Rescission Relief Principles (RRPs). The 2020 Master Policy governs the terms of coverage for NIW associated with applications received on or after March 1, 2020. NIW associated with applications received before March 1, 2020 continues to be covered under the 2014 Master Policy. The 2014 Master Policy and 2020 Master Policy (taken together, the Master Policies) are publicly available on our website.

Upon receipt of an insurable loan, we issue a certificate of insurance that extends coverage for such loan under the applicable Master Policy. See "*Business - Underwriting*," below for a description of our underwriting processes. Our MI coverage attaches at a loan level and remains in effect whether a mortgage is retained by the originating lender or sold, assigned or otherwise transferred in the secondary market. We generally consider the original lender or any subsequent servicer of an insured loan to be our insured or, with respect to subsequent owners and the GSEs, third-party beneficiaries under our Master Policies.

Premium payments for primary MI are the contractual responsibility of our insureds; however, depending on how the loan is structured, the premium payments may be paid by either the lender or the borrower, notwithstanding that the borrower is not a beneficiary under the terms of the policy. Policies with premium payments made by the borrower are referred to as borrower paid mortgage insurance (BPMI) and those with premium payments made by the lender are referred to as lender paid mortgage insurance (LPMI). Lenders may structure loans to recover LPMI premiums from borrowers, including through increases in mortgage note rates or higher origination fees.

Our premiums are based on statutory rating rules and rates that we file with various state insurance departments. We establish our premium rates based on models that assess risk across a spectrum of variables, including coverage percentages, LTV ratios, loan and property attributes, borrower debt-to-income (DTI) and credit score profiles, and market and macroeconomic conditions. We have discretion under our rates and rating rules to flex our premium rates to a limited degree, and we may choose to do so for lenders or programs that meet certain criteria. We generally cannot change premium rates on insured loans after coverage is established.

In general, premiums are calculated as a percentage of the original principal balance of an insured loan. We have four premium plans:

- single — entire premium is paid upfront at the time the coverage is placed;

- annual — premiums are paid in advance for a subsequent twelve-month period over the life of a policy;

- monthly — premiums are paid in advance on a monthly basis over the life of the policy; and

- Monthly Advantage® — premiums are billed upon our receipt of notice of a mortgage close and then paid in arrears on a monthly basis over the life of the policy.

In general, we may not terminate MI coverage except when an insured fails to pay premium as due or for certain material violations of our Master Policies; although, as discussed below in "*Business - Underwriting - Independent Validation and Rescission Relief*," the terms of our Master Policies restrict our ability to rescind coverage when certain criteria are met. Insureds may cancel coverage on a loan at any time at their option or upon mortgage repayment, which may be accelerated because a borrower refinances a mortgage or sells the underlying property. GSE guidelines generally provide that a borrower on a GSE-owned or guaranteed loan meeting certain conditions may require their mortgage servicer to cancel BPMI upon the borrower's request when the principal balance of the loan is 80% or less of the property's current assessed value. The federal Homeowners Protection Act of 1998 (HOPA) also requires the automatic termination of BPMI on most current loans when the LTV ratio (based on the original value of the underlying property and original amortization schedule of the loan) is first scheduled to reach 78%. The HOPA also provides for cancellation of BPMI upon a borrower's request when the LTV ratio (based on the original value of the underlying property and original amortization schedule of the loan) is first scheduled to reach or, based on actual payments, reaches 80%, upon satisfaction of the conditions set forth in the HOPA, including that the loan be current at the time. In addition, some states impose their own MI notice and cancellation requirements on mortgage loan servicers.

Pool Insurance

Pool insurance is generally used to provide additional "credit enhancement" for certain secondary market mortgage transactions. Pool insurance generally covers the excess of loss on a defaulted mortgage loan that exceeds the claim payment under the primary MI coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the mortgage insurer until the aggregate loss on the pool of loans exceeds the deductible.

In 2013, NMIC entered into a pool agreement with Fannie Mae, pursuant to which NMIC initially insured 21,921 loans with IIF of $5.2 billion (as of September 1, 2013). Fannie Mae pays monthly premiums for this transaction, which are recorded as written and earned in the month received. The agreement has a term of 10 years from September 1, 2013, the coverage effective date. The RIF to NMIC is $93.1 million, which represents the difference between a deductible payable by Fannie Mae on initial losses and a stop loss above which losses are borne by Fannie Mae. NMIC provides this same level of risk coverage over the term of the agreement. 100% of this pool risk is reinsured under the Company's September 2016 quota-share reinsurance transaction (2016 QSR Transaction), discussed below at "*Business - Reinsurance - Third-Party Reinsurance - Quota Share Reinsurance*."

We did not write any pool insurance in 2022 and at present do not expect to write any meaningful amount of pool insurance in the near future.

Loan Review Services

We offer outsourced loan review services to mortgage originators through NMIS. In connection with these services, NMIS reviews loan data and documentation and assesses whether individual loan applications comply with the originator's and/or GSEs' underwriting guidelines. We provide loan review services for mortgages that require MI and those that do not. Under the terms of its loan review agreements, NMIS provides customers with limited indemnification against losses for certain material loan review errors. The indemnification may be in the form of monetary or other remedies, subject to per loan and annual limits. NMIS utilizes third-party service providers to conduct individual loan reviews. NMIS third parties have represented and warranted to NMIS that they comply with the requirements of the federal Secure and Fair Enforcement for Mortgage Licensing Act (SAFE Act) in all applicable jurisdictions. See "*Business - U.S. Mortgage Insurance Regulation - Other U.S. Regulation - SAFE Act*," below.

Customers

Since our inception, we have sought to establish customer relationships with a broad group of mortgage lenders. As of December 31, 2022, we had issued Master Policies with 1,875 customers. We classify our customers into two primary categories, which we refer to as "National Accounts" and "Regional Accounts." We consider National Accounts to be the most significant residential mortgage originators as determined by the combined volume of their own "retail" originations and insured business they acquire from "correspondents," or other smaller mortgage originators. National Account lenders primarily sell their loans to the GSEs or, less frequently, to private label secondary markets. National Account lenders may also retain loans they originate or purchase in their portfolios. Regional Account lenders typically originate loans on a local or regional level. Some Regional Account lenders have origination platforms that span multiple regions; however, their primary lending focus is local. Regional Account lenders sell the majority of their origination volume to National Accounts; however, they may also retain loans in their portfolios or sell portions of their production directly to the GSEs.

We further define customers as "centralized" or "decentralized" based on how they manage their mortgage insurance purchasing decisions across each of their MI providers. Centralized lenders make decisions about the placement and choice of private mortgage insurance at a centralized, corporate level. Decentralized lenders make decisions about the placement and choice of private mortgage insurance at a loan level by loan production personnel, such as loan officers, processors, and underwriters. National Account lenders primarily utilize the centralized decision model and Regional Account lenders primarily utilize the decentralized decision model. There are, however, a number of National Account lenders who opt for a decentralized approach and a number of Regional Account lenders who opt for a centralized approach.

The GSEs, as major purchasers of conventional mortgage loans in the U.S., are the primary beneficiaries of our mortgage insurance coverage. Revenues from our customers have been generated in the U.S. only.

Customers exceeding 10% of consolidated revenues

No individual customer accounted for greater than 10% of our consolidated revenues in 2022.

Sales and Marketing

Our sales and marketing efforts are designed to help us establish and maintain high-quality customer relationships. Our sales force consists of qualified mortgage professionals that generally have well-established relationships with industry leading lenders and significant experience in both MI and mortgage lending. We structure our sales force into National Accounts that focus on relationships with national or large regional lenders, and Regional Accounts that focus on relationships with regional lenders, such as community banks, credit unions and mortgage bankers. We also maintain a dedicated customer service team, which we refer to as the Solution Center, which offers support in loan submission and underwriting services as well as risk management and technology to support our sales efforts.

We also have a product development and marketing department that has primary responsibility for the creation, launch and management of our MI products and technological offerings, and coordination of our marketing strategy. Our marketing efforts seek to raise brand awareness through advertising and marketing campaigns, customer training programs, sponsorship of industry and educational events, and our web-based presence and proprietary mobile technology.

Underwriting

We have established underwriting and risk management guidelines based on what we believe to be the major factors that influence the performance of mortgage credit. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, restrict our coverage to mortgages that meet our thresholds with respect to borrower credit scores (FICO), maximum DTI levels, maximum LTVs and documentation requirements. Our underwriting guidelines also limit the coverage we provide for certain higher-risk mortgages, including those for cash-out refinancings, second homes or investment properties.

We gather extensive data, perform detailed loan-level risk analysis and continuously monitor and assess trends in key macroeconomic factors such as housing prices, interest rates and employment, to refine and adapt our underwriting guidelines and pricing assumptions within the context of the current risk environment.

We evaluate loans and issue policies through two underwriting platforms:

- *Non-Delegated*: Customers submit loan information and documentation to us so that we may individually underwrite each application to reach a decision as to whether we will insure a loan. On receipt of a non-delegated submission, we review the information, documentation and data provided by the lender to underwrite the MI application.

- *Delegated*: We provide eligible customers who have been vetted and approved, and comply with a defined set of delegated underwriting program requirements with the ability to directly underwrite our policies and bind our coverage based on pre-established eligibility rules, approved underwriting guidelines and according to the terms of our Master Policies. We offer delegated underwriting to lenders that have a track record of originating quality mortgage loans and meet our delegated authority approval requirements. To complete the underwriting process and bind coverage, delegated lenders are required to provide us with certain loan characteristics to demonstrate such loans meet our threshold eligibility rules. Our delegated eligibility rules are programmed into our insurance management system, which provides us the ability to automatically reject policies that fail to meet threshold requirements.

Lenders elect whether to be non-delegated or delegated customers at the time they apply to become Master Policy holders. Non-delegated lenders deliver all MI applications to us on a non-delegated basis. Certain delegated lenders may choose to deliver some or all of their MI applications to us on a non-delegated basis, but retain their authority to underwrite our MI on a delegated basis.

We employ a team of experienced underwriters who review and evaluate our non-delegated loan submissions. Our underwriters are located remotely, facilitating our ability to service our customers nationwide across the different time zones. We also engage third-party underwriting service providers (USPs) who provide us with incremental underwriting capacity. We train and require our USPs to follow the same processes and underwriting guidelines that our own employees follow when rendering insurance decisions.

We have processes in place to manage the risk associated with outsourcing a component of our underwriting function. In collaboration with our USPs' management teams, we monitor our USPs' day-to-day underwriting performance and MI decisioning. We also review the qualifications of each individual underwriter assigned by our USPs to service our account and provide them with NMI specific systems and guideline training to ensure they have the necessary training to render underwriting decisions consistent with our underwriting guidelines and credit policies. Our outsourcing agreements require our USPs to perform and provide us with the results of internal quality control reviews on a periodic basis. Individual underwriters with unacceptable performance records are monitored and generally subject to replacement with 30 days' notice. We also perform quarterly quality control reviews of a statistically relevant sample of our non-delegated underwriting decisions, including those made by our USPs.

Our business has been subject to modest seasonality in NIW production. Consistent with the seasonality of home sales, purchase origination volumes typically increase in late spring and peak during the summer months, leading to a rise in NIW volume during the second and third quarters of a given year. Refinancing volume, however, does not follow a set seasonal trend and instead is primarily influenced by mortgage rates. Fluctuations in refinancing volume (driven by changes in prevailing mortgage rates) may serve to mute or magnify the seasonal effect of home purchase patterns on mortgage insurance NIW.

Independent Validation and Rescission Relief

We offer post-close underwriting reviews, which we refer to as "independent validations," for both non-delegated and delegated loans, as described below. Upon satisfactory completion of an independent validation, which involves reviewing certain post-close documentation to confirm our original assessment of non-delegated loans and performing a comprehensive full-file review for delegated loans, we agree – on an accelerated basis – that we will not rescind coverage under most circumstances. We refer to such accelerated agreement as "early rescission relief."

Our Master Policies generally provide us with the ability to rescind coverage of a loan if there are material misrepresentations, significant underwriting defects and/or fraud later identified in the origination process of such loan. When we rescind coverage of a loan, we cancel the certificate as of the original certificate effective date and return all premiums received related to the impacted loan. Rescission relief generally limits our ability to pursue rescission rights, except under certain life-of-coverage exclusions, such as fraud and pattern activity. Rescission relief also limits our ability to initiate certain investigations or to request information from our insureds.

In September 2018, the GSEs issued revised RRPs that outline the rescission relief provisions that are generally required to be included in the master policies of GSE-approved mortgage insurers. Under our 2014 Master Policy, a loan may be eligible for early rescission relief if the borrower has made the first 12 mortgage payments on time and we have satisfactorily completed our independent validation. Under the 2020 Master Policy, which incorporates the RRPs, a loan may be eligible for early rescission relief following our satisfactory completion of an independent validation, with no set requirement for a minimum number of timely mortgage payments by the borrower.

Insured loans that do not qualify for early rescission relief may still achieve rescission relief based on a borrower's payment history at the 36th or 60th month, provided the conditions in the applicable Master Policy are satisfied. Under the Master Policies, if a lender has elected not to pursue independent validation and early rescission relief, a loan is still eligible for rescission relief if it is current after 36 months and the borrower has had no more than two 30-day delinquencies and no 60-day or greater delinquencies during such 36-month period. The 2020 Master Policy further provides for a sunset of our rescission rights at the 60-month anniversary of the inception of coverage of an insured loan, provided such loan is then current or subsequently cures and all payments due on the loan have been made with a borrower's own funds.

Lenders have the ability to select whether or not to pursue early rescission relief and subject their insured loans to our post-close independent validation processes. Non-delegated lenders who pursue independent validation are required to submit additional loan documentation post-close that allows us to independently validate such loans, including a loan's closing disclosures, note, executed mortgage, borrower authorization form and title insurance commitment. Our 2020 Master Policy provides for a "closing document exception," which permits eligible non-delegated lenders to obtain early rescission relief without post-close independent validations of qualifying loans, if the borrower makes the first 12 mortgage payments from their own funds in a timely manner. Loans from non-delegated lenders who do not pursue or submit the documentation necessary for us to complete our independent validation, and are not eligible for a closing document exception remain eligible for 36 or 60-month rescission relief in accordance with the terms of the applicable Master Policy.

Delegated lenders who pursue early rescission relief and subject their insured loans to our post-close independent validation process are required to submit a full file (which contains all the underwriting information and documentation otherwise required by us for a non-delegated underwrite and the above-referenced post-close documentation) after a loan's coverage effective date. We refer to our independent validation of delegated loans as our "Delegated Assurance Review" or "DAR" process. Through DAR, we assess and validate the MI underwriting process and decisions made by our delegated customers on an individual loan level basis. Loans from delegated lenders who do not pursue or submit the documentation necessary for us to complete our DAR process remain eligible for 36 or 60-month rescission relief in accordance with the terms of the applicable Master Policy.

All loans, whether included in our post-close validation processes or not, are eligible for review under our quality control (QC) process, and such QC reviews qualify as independent validations for such loans, making them eligible for early rescission relief.

We engage USPs to perform the majority of our delegated and non-delegated independent validation work. As with our non-delegated USPs, we review the qualifications of each individual underwriter engaged by our USPs to service our account and provide them with NMI specific systems and guideline training to ensure they have the necessary training to render independent validation decisions consistent with our underwriting guidelines and credit policies.

Policy Pricing

We utilize a proprietary risk-based pricing platform, which we refer to as Rate GPS®, to establish individualized premium rates for most new loans that we insure based on our modeled view of the relative risk and anticipated performance of each loan. Rate GPS® considers a broad range of variables, including property type, type of loan product, borrower credit characteristics, and lender and market factors, and provides us with the ability to set and charge premium rates commensurate with the underlying risk of each loan that we insure.

We introduced Rate GPS® in June 2018 to replace our previous rate card pricing system. While most of our new business is priced through Rate GPS®, we continue to offer a rate card pricing option to a limited number of lender customers who require a rate card for business process reasons.

Our pricing approach targets through-the-cycle returns that exceed our cost of capital. We believe that Rate GPS® provides us with a more granular and analytical approach to evaluating and pricing risk, and that it enhances our ability to continue building a high-quality mortgage insurance portfolio and delivering attractive risk-adjusted returns.

Policy Servicing

Our Policy Servicing Department is responsible for various servicing activities related to our Master Policies and certificate administration, premium billing and payment processing. Our Policy Servicing Department primarily interfaces with our insureds' mortgage loan servicers. Some insureds retain the servicing rights and responsibilities for their own loan originations, while others transfer such rights and responsibilities to third-party servicers. A residential mortgage loan servicer handles the day-to-day tasks of managing a lender's loan portfolio, including processing borrowers' loan payments, paying MI premiums to the mortgage insurer, responding to borrower inquiries, keeping track of principal and interest payments, managing escrow accounts and initiating loss mitigation and foreclosure activities. We assign servicing specialists to our servicers to assist with day-to-day transactions and monitoring of insured loans.

Over time, a servicer may change on an insured loan if the related servicing rights are transferred to a different servicer during the life of such loan. Servicing rights and responsibilities related to an insured loan may be sold, assigned or transferred, subject to all of the terms and conditions of the applicable Master Policy. Under the Master Policies, if the servicing rights for an insured loan are sold, assigned or transferred to a servicer we approve, coverage of the loan will continue. We have the right under our Master Policies to revoke approval of a servicer; if the impacted insureds wish to maintain coverage of insured loans serviced by the disapproved provider, such insureds must find another servicer that we approve.

Our policies and procedures accommodate various methods for servicers to communicate loan and certificate information to us. Our Master Policies require our insureds, typically through their servicers, to regularly provide us with reports regarding the statuses of their insured loans, including information on both current and delinquent loans. Generally, servicers submit reports to us on a monthly basis. We are currently integrated with the two largest third-party mortgage servicing systems, Black Knight Financial Services and FiServ. We are also integrated directly with certain lender customers who manage their own servicing systems. These parties' servicing platforms are used by the majority of our larger servicing accounts to exchange billing, payment and certificate level information on a daily or monthly basis. Servicers may also use our own external facing servicing website to process their servicing transactions.

Defaults and Claims; Loss Mitigation

Defaults and Claims

The MI claim cycle begins with the receipt of a default notice for an insured loan from a loan servicer. Generally, our Master Policies require our insureds to notify us after a loan is two payments in arrears. We include a loan in our default population and establish claim reserves on such loan when we have received notice from the servicer that as of a particular payment date, the borrower has missed the preceding two or more consecutive monthly payments. The incidence of default is affected by a variety of factors, many of which are unforeseen, including a borrowers' loss of income, unemployment, divorce, illness or death. Defaults that are not cured result in a claim to us. A default may be cured by a borrower remitting all delinquent loan payments, achieving a modification of loan terms, or refinancing the loan or selling the property and satisfying all amounts due under the loan.

Claims result from foreclosures following uncured defaults, losses on approved pre-foreclosure short sales (short sales) or borrowers surrendering their property deeds to their lenders in lieu of foreclosure (deeds-in-lieu). A range of factors impact the frequency and severity of claims, including the macroeconomic environment, local housing prices, loan and borrower level risk profiles, and the size and coverage level of a loan. If a default is not cured and we receive a claim, we refund any unearned premium collected between the date of default and the date of the claim payment.

Our claim exposure includes, subject to certain limitations, the covered portion of unpaid loan principal, delinquent interest (subject to a three-year limit) and certain expenses incurred in connection with the default and subsequent foreclosure or sale of the property securing the insured loan.

Under the terms of our Master Policies, our insureds are generally required to file claims within 60 days of the transfer of the title to a property securing an insured loan (typically through foreclosure). In the years following the 2008 financial crisis, foreclosure timelines and the average time from initial default by a borrower to MI claim submission extended due to legislation and GSE programs requiring mortgage servicers to mitigate losses by offering forbearance and loan modifications prior to pursuing foreclosure on delinquent loans.

Such timelines have been further extended in connection with legislation and GSE action following the onset of the COVID pandemic to aid distressed borrowers. On March 27, 2020, the U.S. Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Among many other things, the CARES Act suspended foreclosures and evictions for at least 60 days from March 18, 2020 on mortgages purchased or securitized by the GSEs, with the moratorium later extended by the

GSEs through September 30, 2021. In addition, the CARES Act provides for payment forbearance to borrowers facing hardship caused by COVID-19 for up to 360 days. Consistent with the CARES Act, the GSEs permit payment forbearance for borrowers facing financial hardship from COVID-19 for a cumulative twelve-month term, and for certain borrowers, if their hardships have not been resolved at the end of the twelve-month term, they may extend their forbearance terms for up to six additional months. We have rights under our Master Policies to deny a claim under certain conditions, such as when a loan servicer does not produce documents necessary to perfect a claim or when the reason for the underlying loss associated with a claim is not covered by our Master Policies.

When we approve a claim, our Master Policies give us the option to pay (i) the coverage percentage specified for a loan, with the insured retaining title to the underlying property and receiving all proceeds from an eventual sale of the property (the percentage option), (ii) the actual loss incurred by the insured upon sale of the property to a third party, if less than the percentage option, (iii) the loss an insured is reasonably expected to experience upon a future sale of the property to a third-party, or (iv) the insured's claim amount (as calculated in the applicable Master Policy) in exchange for the insured's conveyance of good and marketable title to the property to us. If we elect to receive title to a property, we will market and sell the acquired property and retain all proceeds.

Loss Mitigation

Before paying a claim, we review loan and servicing files to determine the appropriateness of the claim submission and claim amount, and to ensure we only pay for expenses covered under the applicable Master Policy. We periodically receive claims submissions that include costs and expenses not covered by our Master Policies, such as mortgage insurance premiums, hazard insurance premiums for periods after the claim date and losses resulting from property damage that has not been repaired, and deny coverage for such items. Our Master Policies also provide us with the ability to reduce or deny a claim if the servicer did not comply with its obligations, including a requirement to pursue reasonable loss mitigation efforts. Such efforts may include pursuing foreclosure or bankruptcy relief in a timely and diligent manner. We deem a reduction in the claim amount to be a "curtailment."

Under our Master Policies, insureds, typically through their servicers, must obtain prior approval from us before executing a deed-in-lieu of foreclosure, short sale or loan modification. Our right to pre-approve these transactions provides us the ability to mitigate actual or potential loss on an insured loan by ensuring that properties are being marketed and sold at reasonable values and that, in appropriate cases, borrowers are offered modified loan terms that are structured to help them sustain their mortgage payments. Proceeds from approved third-party sales occurring before we settle a claim are factored into the claim settlement and can often mitigate the size of the insurance benefit we are responsible to pay. In connection with our approval rights for short sales or deed-in-lieu of foreclosure transactions, our Master Policies also provide us the right to obtain a contribution from borrowers with appropriate financial capacity, either in the form of cash or promissory notes, to cover a portion of our claim payments. We have entered into delegation agreements with the GSEs that provide them and their designated servicers the right to approve certain transactions on our behalf including pre-foreclosure sales, deeds-in-lieu and loan modifications for most GSE-owned loans that we insure.

Reinsurance

Internal Reinsurance

Prior to January 10, 2019, Ohio regulation limited the amount of risk a mortgage insurer was permitted to retain on a single loan to 25% of the borrower's indebtedness (after giving effect to third-party reinsurance) and, as a result, the portion of such insurance in excess of 25% was required to be reinsured. Ohio repealed this requirement for future periods beginning January 10, 2019. Several other states previously imposed the same or similar coverage restrictions and repealed these measures prior to 2018. NMIC and Re One had a reinsurance agreement in place under which Re One provided reinsurance to NMIC on certain insured loans with coverage levels in excess of 25%, after giving effect to third-party reinsurance. The reinsurance coverage provided by Re One to NMIC was commuted following the repeal of Ohio's state coverage limit and Re One does not currently have any active reinsurance exposure.

Third-Party Reinsurance

We utilize third-party reinsurance to actively manage our risk, ensure compliance with PMIERs, state regulatory and other applicable capital requirements, and support the growth of our business. We currently have both excess of loss and quota share reinsurance agreements in place.

Excess-of-loss reinsurance

Insurance-linked notes

NMIC is a party to reinsurance agreements with Oaktown Re II Ltd., Oaktown Re III Ltd., Oaktown Re V Ltd., Oaktown Re VI Ltd., and Oaktown Re VII Ltd. (special purpose reinsurance entities collectively referred to as the Oaktown Re Vehicles) effective July 25, 2018, July 30, 2019, October 29, 2020, April 27, 2021, and October 26, 2021, respectively. Each agreement provides NMIC with aggregate excess-of-loss reinsurance coverage on a defined portfolio of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the respective Oaktown Re Vehicle then provides second layer loss protection up to a defined reinsurance coverage amount. NMIC then retains losses in excess of the respective reinsurance coverage amounts.

Under the terms of each excess-of-loss reinsurance agreement, the Oaktown Re Vehicles are required to fully collateralize their outstanding reinsurance coverage amount to NMIC with funds deposited into segregated reinsurance trusts. Such trust funds are required to be invested in short-term U.S. Treasury money market funds at all times. Each Oaktown Re Vehicle financed its respective collateral requirement through the issuance of mortgage insurance-linked notes to unaffiliated investors. Such insurance-linked notes mature ten years from the inception date of each reinsurance agreement (except the notes issued by Oaktown Re VI Ltd. and Oaktown Re VII Ltd., which have a 12.5 year maturity). We refer to NMIC's reinsurance agreements with and the insurance-linked note issuances by Oaktown Re Vehicles individually as the 2018 ILN Transaction, 2019 ILN Transaction, 2020-2 ILN Transaction, 2021-1 ILN Transaction and 2021-2 ILN Transaction, and collectively as the ILN Transactions.

The respective reinsurance coverage amounts provided by the Oaktown Re Vehicles decrease over a ten-year period as the underlying insured mortgages are amortized or repaid, and/or the mortgage insurance coverage is canceled (except the coverage provided by Oaktown Re VI Ltd. and Oaktown Re VII Ltd., which decreases over a 12.5-year period). As the reinsurance coverage decreases, a prescribed amount of collateral held in trust by the Oaktown Re Vehicles is distributed to ILN Transaction noteholders as amortization of the outstanding insurance-linked note principal balances. The outstanding reinsurance coverage amounts stop amortizing, and the collateral distribution to ILN Transaction noteholders and amortization of insurance-linked note principal is suspended if certain credit enhancement or delinquency thresholds, as defined in each agreement, are triggered (each, a Lock-Out Event). As of December 31, 2022, the 2018 ILN Transaction was deemed to be in Lock Out due to the default experience of its underlying reference pool and the 2021-2 ILN Transaction was deemed to be in Lock Out in connection with the initial build of its target credit enhancement level. As such, the amortization of reinsurance coverage, and distribution of collateral assets and amortization of insurance-linked notes was suspended for both ILN Transactions. The amortization of reinsurance coverage, distribution of collateral assets and amortization of insurance-linked notes issued in connection with the 2018 and 2021-2 ILN Transactions will remain suspended for the duration of the Lock-Out Event for each respective ILN Transaction, and during such period assets will be preserved in the applicable reinsurance trust account to collateralize the excess-of-loss reinsurance coverage provided to NMIC.

NMIC holds optional termination rights under each ILN Transaction, including, among others, an optional call feature which provides NMIC the discretion to terminate the transaction on or after a prescribed date, and a clean-up call if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount at inception or if NMIC reasonably determines that changes to GSE or rating agency asset requirements would cause a material and adverse effect on the capital treatment afforded to NMIC under a given agreement. In addition, there are certain events that trigger mandatory termination of an agreement, including NMIC's failure to pay premiums or consent to reductions in a trust account to make principal payments to noteholders, among others.

Effective March 25, 2022 and April 25, 2022, NMIC exercised its optional clean-up call to terminate and commute its previously outstanding excess of loss reinsurance agreements with Oaktown Re Ltd. and Oaktown Re IV Ltd., respectively. In connection with the termination and commutation of each respective agreement, the insurance-linked notes issued by Oaktown Re Ltd. and Oaktown Re IV Ltd. were redeemed in full with a distribution of remaining collateral assets.

The following table presents the inception date, covered production period, initial and current reinsurance coverage amount, and initial and current first layer retained aggregate loss under each outstanding ILN Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	Inception Date	Covered Production	Initial Reinsurance Coverage	Current Reinsurance Coverage	Initial First Layer Retained Loss	Current First Layer Retained Loss [1]
2018 ILN Transaction	July 25, 2018	1/1/2017 - 5/31/2018	$264,545	$158,489	$125,312	$122,202
2019 ILN Transaction	July 30, 2019	6/1/2018 - 6/30/2019	326,905	204,127	123,424	122,257
2020-2 ILN Transaction	October 29, 2020	4/1/2020 - 9/30/2020 [2]	242,351	95,729	121,777	121,177
2021-1 ILN Transaction	April 27, 2021	10/1/2020 - 3/31/2021 [3]	367,238	305,139	163,708	163,665
2021-2 ILN Transaction [5]	October 26, 2021	4/1/2021 - 9/30/2021 [4]	363,596	363,596	146,229	146,204

[1] NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure and cedes reserves for incurred claims and claim expenses to each applicable ILN Transaction and recognizes a reinsurance recoverable if such incurred claims and claim expenses exceed its current first layer retained loss.

[2] Approximately 1% of the production covered by the 2020-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2020.

[3] Approximately 1% of the production covered by the 2021-1 ILN Transaction has coverage reporting dates between July 1, 2019 and September 30, 2020.

[4] Approximately 2% of the production covered by the 2021-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2021.

[5] As of December 31, 2022, the current reinsurance coverage amount on the 2021-2 ILN Transaction is equal to the initial reinsurance coverage amount, as the reinsurance coverage provided by Oaktown Re VII Ltd. will not begin to amortize until its target credit enhancement level is reached.

Traditional reinsurance

NMIC is a party to three excess-of-loss reinsurance agreements with broad panels of third-party reinsurers – the 2022-1 XOL Transaction, effective April 1, 2022, the 2022-2 XOL Transaction, effective July 1, 2022, and the 2022-3 XOL Transaction, effective October 1, 2022 – which we refer to collectively as the XOL Transactions. Each XOL Transaction provides NMIC with aggregate excess-of-loss reinsurance coverage on a defined portfolio of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the reinsurers then provide second layer loss protection up to a defined reinsurance coverage amount. The reinsurance coverage amount of each XOL Transaction is set to approximate the PMIERs minimum required assets of its reference pool and decreases from the inception of each respective agreement over a ten-year period in the event the PMIERs minimum required assets of the pool declines. NMIC retains losses in excess of the outstanding reinsurance coverage amount.

NMIC holds optional termination rights which provide it the discretion to terminate each XOL Transaction on or after a specified date. NMIC may also elect to terminate the XOL Transactions at any point if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount provided at inception, or if it determines that it will no longer be able to take full PMIERs asset credit for the coverage. Additionally, under the terms of the treaties, NMIC may selectively terminate its engagement with individual reinsurers under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold, and/or a reinsurer breaches (and fails to cure) its collateral posting obligation.

Each of the third-party reinsurance providers that is party to the XOL Transactions has an insurer financial strength rating of A- or better by Standard & Poor's Rating Service (S&P), A.M. Best Company Inc. (A.M. Best) or both.

The following table presents the inception date, covered production period, initial and current reinsurance coverage amount, and initial and current first layer retained aggregate loss, under each outstanding XOL Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	Inception Date	Covered Production	Initial Reinsurance Coverage	Current Reinsurance Coverage	Initial First Layer Retained Loss	Current First Layer Retained Loss [1]
2022-1 XOL Transaction	April 1, 2022	10/1/2021 - 3/31/2022 [2]	$289,741	$282,906	$133,366	$133,366
2022-2 XOL Transaction	July 1, 2022	4/1/2022 - 6/30/2022 [3]	154,306	151,013	78,906	78,906
2022-3 XOL Transaction	October 1, 2022	7/1/2022 - 9/30/2022	96,779	95,825	106,265	106,265

[1] NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure and cedes reserves for incurred claims and claim expenses to each applicable XOL Transaction and recognizes a reinsurance recoverable if such incurred claims and claim expenses exceed its current first layer retained loss.

Approximately 1% of the production covered by the 2022-1 XOL Transaction has coverage reporting dates between October 21, 2019 and September 30, 2021.

Approximately 1% of the production covered by the 2022-2 XOL Transaction has coverage reporting dates between January 4, 2021 and March 31, 2022.

Quota share reinsurance

NMIC is a party to seven active quota share reinsurance treaties – the 2016 QSR Transaction, effective September 1, 2016, the 2018 QSR Transaction, effective January 1, 2018, the 2020 QSR Transaction, effective April 1, 2020, the 2021 QSR Transaction, effective January 1, 2021, the 2022 QSR Transaction, effective October 1, 2021, the 2022 Seasoned QSR Transaction, effective July 1, 2022 and the 2023 QSR Transaction, effective January 1, 2023 – which we refer to collectively as the QSR Transactions.

Under the terms of the 2016 QSR Transaction, NMIC cedes premiums written related to 25% of the risk on eligible primary policies written for all periods through December 31, 2017 and 100% of the risk under our pool agreement with Fannie Mae, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 60% that varies directly and inversely with ceded claims.

Under the terms of the 2018 QSR Transaction, NMIC cedes premiums earned related to 25% of the risk on eligible policies written in 2018 and 20% of the risk on eligible policies written in 2019, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 61% that varies directly and inversely with ceded claims.

Under the terms of the 2020 QSR Transaction, NMIC cedes premiums earned related to 21% of the risk on eligible policies written from April 1, 2020 through December 31, 2020, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 50% that varies directly and inversely with ceded claims.

Under the terms of the 2021 QSR Transaction, NMIC cedes premiums earned related to 22.5% of the risk on eligible policies written in 2021 (subject to an aggregate risk written limit which was exhausted on October 31, 2021), in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 57.5% that varies directly and inversely with ceded claims.

Under the terms of the 2022 QSR Transaction, NMIC cedes premiums earned related to 20% of the risk on eligible policies written primarily between October 30, 2021 and December 31, 2022, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 62% that varies directly and inversely with ceded claims.

In connection with the 2022 QSR Transaction, NMIC entered into the 2023 QSR Transaction as a springing back-to-back quota share agreement. Under the terms of the 2023 QSR Transaction, NMIC cedes premiums earned related to 20% of the risk on eligible policies written between January 1, 2023 and December 31, 2023, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 62% that varies directly and inversely with ceded claims.

Under the terms of the 2022 Seasoned QSR Transaction, NMIC cedes premiums earned related to 95% of the net risk on eligible policies primarily for a seasoned pool of mortgage insurance policies that had previously been covered under the retired Oaktown Re Ltd. and Oaktown Re IV Ltd. reinsurance transactions, after the consideration of coverage provided by other QSR Transactions in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 35% ceding commission, and a profit commission of up to 55% that varies directly and inversely with ceded claims.

NMIC may terminate any or all of the QSR Transactions without penalty if, due to a change in PMIERs requirements, it is no longer able to take full PMIERs asset credit for the risk-in-force (RIF) ceded under the respective agreements. Additionally, under the terms of the QSR Transactions, NMIC may elect to selectively terminate its engagement with individual reinsurers on a run-off basis (*i.e.*, reinsurers continue providing coverage on all risk ceded prior to the termination date, with no new cessions going forward) or cut-off basis (*i.e.*, the reinsurance arrangement is completely terminated with NMIC recapturing all previously ceded risk) under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold and/or a reinsurer breaches (and fails to cure) its collateral posting obligations under the relevant agreement.

Effective April 1, 2019, NMIC elected to terminate its engagement with one reinsurer under the 2016 QSR Transaction on a cut-off basis. In connection with the termination, ceded premiums written under the 2016 QSR Transaction decreased from 25% to 20.5% on eligible policies. The termination had no effect on the cession of pool risk under the 2016 QSR Transaction.

For further discussion of the effect of reinsurance on our business, see Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Key Factors Affecting Our Results - Effect of reinsurance on our results.*"

Enterprise Risk Management

We have established enterprise wide policies, procedures and processes to allow us to identify, assess, monitor and manage credit market and operational risks in our business, as well as other risks discussed below in Item 1A, "*Risk Factors*." Management of these risks is an interdepartmental endeavor including specific operational responsibilities and ongoing senior management and compliance personnel oversight. The Risk Committee of our Board of Directors (Board) has responsibility for oversight and review of our enterprise risk management approach and is supported by a management enterprise risk committee comprised of senior members of our management team and led by our Head of Internal Audit and Enterprise Risk. Our internal audit function, which reports to the Audit Committee of our Board, provides independent ongoing assessments of our management of certain enterprise risks and reports its findings to our Board's Risk Committee. Our internal audit function also engages external resources to assist in the assessment of enterprise risks and our related control and monitoring processes.

Credit Market Risk

We have implemented a complementary range of strategies to actively monitor and manage the credit performance of our insured portfolio, including:

- establishing prudential underwriting standards and loan-level eligibility matrices which describe the maximum LTV, minimum FICO, maximum borrower DTI ratio, maximum loan size, property type and occupancy status of loans that we will insure, and memorializing these standards and eligibility matrices in our underwriting guidelines;

- conducting diligence of our lender customers before and after we formally engage with them to ensure they have appropriate financial resources, operational capabilities, management experience and a track record of strong origination quality, and subjecting them to well-defined parameters regarding underwriting delegation status, credit guideline requirements and, on a more limited basis, variances;

- implementing a quality control process to ensure ongoing adherence with our underwriting guidelines and eligibility criteria, under which our quality control group performs audits of insured loans identified on a random, high risk and targeted basis to measure the quality of the underwriting decision and loan closing process, and specifically assess the accuracy and adequacy of the information and documentation used to underwrite our MI;

- setting concentration limits to regulate the aggregation of loan-level risks in our overall portfolio and manage our overall portfolio exposure to certain risk classes that typically experience greater volatility and loss during periods of economic and housing market downturns, such as higher LTV loans, loans with higher borrower DTIs, investor loans, cash-out refinances, certain state concentration levels and several other borrower or loan attributes;

- individually underwriting the majority of the loans we insure through our non-delegated platform and DAR validation process, in order to evaluate borrower and loan-level risk characteristics on an individual policy level, and monitor and assess the manufacturing capabilities of our lender customers in order to provide them feedback to help enhance their own production and control processes;

- designing, developing and deploying Rate GPS®, our proprietary risk-based pricing platform, to dynamically consider a granular set of risk attributes in our policy pricing process and assign individualized premium rates based on the relative risk and anticipated performance of each loan we insure;

- further utilizing Rate GPS® to actively manage the flow of business into our portfolio and target loans with higher quality risk characteristics that typically experience lower volatility and loss across market cycles; and

- securing reinsurance coverage under quota share and excess-of-loss transactions that are structured to absorb losses in periods of economic and/or housing market stress and, in doing so, mitigate the impact of credit volatility on our financial results.

We view our comprehensive approach to credit risk management as a core competency and believe that it provides us with the ability to actively manage the aggregation of borrower default risk in our insured loan portfolio and mitigate the impact of such exposure under a range of macroeconomic scenarios.

Operational Risk

Operational risks are inherent in our daily business activities, and include, among others, the risk of damage to physical assets, reliance on outside vendors, continued access to qualified underwriting resources, cyber security threats, including breaches of our system or other compromises resulting in unauthorized access to confidential, private and proprietary information, reliance on a complex IT system and employee fraud or negligence. We seek to manage our operational exposures through a variety of standard risk management practices and procedures, such as purchasing hazard and cyber insurance coverage, maintaining oversight of third-party vendors, establishing IT system redundancy and security and disaster recovery practices, maintaining internal controls and ensuring appropriate segregation of duties.

Information Technology Systems and Intellectual Property

We rely on information technology to directly engage with our lender customers, receive MI applications and supporting documentation, streamline our underwriting and validation processes, deliver binding policy certificates, and facilitate post-close MI policy servicing. Our customers and regulators require us to provide and service our products in a secure manner, either electronically via our internet website or through direct electronic data transmissions.

We have invested in our infrastructure and technology through the design, development, integration and implementation of what we believe is an efficient, secure, scalable platform that supports our current business activities and provides capacity for significant future growth. We underwrite and service our MI portfolio within this proprietary insurance management platform, which we refer to as AXIS.

Since the initial development of AXIS, we have continued to upgrade and enhance our systems and technical capabilities, including:

- deploying technology that enables our customers to transact business faster and easier, whether via a secure internet connection or through a secure system-to-system interface;

- integrating our platform with third-party technology providers used by our customers in their loan origination process to price and order our MI and in their servicing processes for servicing and maintaining their MI policies;

- implementing advanced document and business process management software that focuses on improving our underwriting productivity and that may also be used to improve our quality assurance and loss management functions;

- launching our award-winning mobile applications, which enable customers to view and access information through mobile devices, including our premium rate calculators, guideline updates and other resources and information notices; and

- designing, developing and deploying Rate GPS®, our risk-based pricing platform, which allows us to dynamically consider a granular set of risk attributes in our policy pricing process and assign individualized rates based on the relative risk and anticipated performance of each loan we insure.

We utilize and develop technology that enhances our current operating capabilities and supports future growth, while allowing us to realize current efficiencies. Effective March 31, 2020, we entered into an agreement with Tata Consultancy Services (TCS), under which TCS provides IT services over a seven year period across such functions as application development and support, infrastructure support and information security. Our engagement with TCS has enhanced our ability to provide innovative IT solutions for our internal and external constituents, while allowing us to realize cost efficiencies by leveraging TCS's global platform. In connection with the agreement, a majority of our IT employees at that time transitioned to TCS.

Investment Portfolio

Our primary objectives with respect to our investment portfolio are to preserve capital and generate investment income, while maintaining sufficient liquidity to cover our operating needs. We aim to achieve diversification as to type, quality, maturity, industry and issuer. At December 31, 2022, our investment portfolio was comprised entirely of investment grade fixed maturity securities, including U.S. Treasury securities and obligations of U.S. government agencies, municipal debt securities, corporate debt securities, and asset-backed securities. We also held short-term investments, such as commercial paper.

We have adopted an investment policy that defines, among other things, eligible and ineligible investments, concentration limits for asset types, industry sectors, single issuers, and certain credit ratings, and includes benchmarks for asset duration. Our investments are rated by one or more nationally recognized statistical rating organizations. Our investment policies and strategies are subject to change depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements.

We engage a third-party investment manager Allspring Global Investments, formerly Wells Capital Management, Inc., to assist with day-to-day management of our portfolio and implementation of our investment policy.

Human Capital Management

As of December 31, 2022, we had 242 full-time and part-time employees, and engaged third-party vendors to provide additional IT, underwriting and other support services.

Our ability to operate efficiently and profitably, to offer products and services that meet the expectations of our customers, and to maintain an effective risk management framework is highly dependent on the competence and integrity of our employees, as well as the employees of the third-party service providers, vendors and others whom we engage.

We prioritize our employees with the goal of attracting, retaining and developing a high-quality, diverse talent base and aim to foster an employee-driven, collaborative and productive work environment that emphasizes balance between organizational, community and personal goals. We offer competitive salaries and a comprehensive benefits package that includes annual cash bonuses and equity grants, life, health and supplemental insurance coverage, paid time off, paid caregiver leave, emergency backup child and elder care, a 401(k) Savings Plan with employer matching contributions, and programs to support employee mental, physical and financial well-being. We grant equity to every one of our employees annually and offer mortgage assistance to support our employees who are first-time homebuyers. We encourage our employees to continue their educational and professional development, and support those who do with tuition reimbursement and student loan payback programs, as well as ongoing firm wide training initiatives and access to third-party course materials.

We value diversity as a company and believe that diverse perspectives promote innovation and are crucial to the long-term success of our business. We are committed to supporting diversity, equity and inclusion in our workplace, and have aimed to create an environment that welcomes and supports differences and encourages input and ideas from all. As of December 31, 2022, 74% of our employee population identified as members of a diverse group, including 58% as women and 33% as racial/ethnic minorities. In 2022 we continued to focus on taking action to: (i) enhance cultural awareness throughout the organization by creating substantive learning opportunities for all employees; (ii) broaden our leadership pipeline by creating and supporting programs and policies that foster leadership development; (iii) seek and support diverse backgrounds on our Board of Directors and amongst our management team; (iv) address potential bias during our hiring, evaluation and promotion processes; (v) support an inclusive corporate culture; and (vi) engage in initiatives that foster economic mobility, community development and financial education. We require our third-party recruiting firms to seek and source diverse candidates and have established an employee inclusion committee to further diversity, equity and inclusion initiatives across our company. Inclusion committee members reflect a cross-functional and diverse employee mix by gender, ethnicity, race, age and tenure, and work to address diversity topics in areas such as employee and leadership composition, employee education and cultural community outreach.

In 2022, we were recognized as a Great Place to Work® for the seventh consecutive year. Great Place to Work® is a global authority on workplace culture, employee experience and leadership, and partners with FORTUNE magazine to produce the annual FORTUNE "100 Best Companies to Work For" list.

Available Information

Our principal office is located at 2100 Powell Street, 12th floor, Emeryville, CA 94608. Our main telephone number is (855) 530 - NMIC (6642), and our website address is www.nationalmi.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (SEC), and can be viewed at sec.gov. In addition, a written copy of the Company's Business Conduct and Ethics Policy, containing our code of ethics that is applicable to all of our directors, officers, employees and third-party vendor contractors, is available on our website. Information contained or referenced on our website is not incorporated by reference into, and does not form a part of, this report.

U.S. MORTGAGE INSURANCE REGULATION

As discussed below, private mortgage insurers operating in the U.S. are subject to comprehensive state and federal regulation and to significant oversight by the GSEs, the primary beneficiaries of our insurance coverage. NMIC and Re One are principally regulated by our domiciliary and primary regulator, the Wisconsin OCI and by state insurance departments in each state in which these companies are licensed. We are also significantly impacted and, in some cases, directly regulated by federal laws and regulations affecting the housing finance system.

We believe that a strong, viable private MI market is a critical component of the U.S. housing finance system. We routinely meet with regulatory agencies, including our state insurance regulators and the FHFA, the GSEs, our customers and other industry participants to promote the role and value of private MI and exchange views on the U.S. housing finance system. We believe we have an open dialogue with the Wisconsin OCI and often share our views on current matters regarding the MI industry. We actively participate in industry discussions regarding potential changes to the laws impacting private mortgage insurers and the regulatory environment. We intend to continue to promote legislative and regulatory policies that support a viable and competitive private MI industry and a well-functioning U.S. housing finance system. We are a member of U.S. Mortgage Insurers (USMI®), an organization formed to promote the use of private MI as a credit risk mitigant in the U.S. residential mortgage market.

GSE Oversight

The GSEs are the principal purchasers of mortgages insured by private mortgage insurers. As a result, the nature of the private MI industry in the U.S. is driven in large part by the requirements and practices of the GSEs, which include, among others:

- the PMIERs, including operational, business and remedial requirements and minimum capital levels applicable to GSE-qualified MI providers;

- the terms that the GSEs require to be included in MI policies for loans that they purchase, including terms governing rescission relief;

- the underwriting standards and loan amount limits that determine what loans are eligible for purchase by the GSEs, which affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans;

- the level of MI coverage, subject to the requirements of the GSEs' charters, when MI is used as the required credit enhancement on high-LTV mortgages;

- the circumstances in which MI coverage can be canceled before reaching the cancellation thresholds established by law, including under the HOPA;

- the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require private MI, which impacts private MI providers' ability to compete with government MIs and other forms of credit enhancement used by the GSEs in lieu of private MI;

- the terms on which the GSEs offer lenders relief on their representations and warranties made to a GSE at the time of sale of a loan to a GSE, which creates pressure on private mortgage insurers to alter their rescission rights to conform to the GSE relief;

- the use of data provided by the GSE and the consequences for any unintended disclosure of such information;

- loss mitigation programs established by the GSEs that impact insured mortgages and the circumstances under which servicers must implement such programs; and

- the availability and scope of different loan purchase programs, including first time home buyer and affordable lending initiatives, from the GSEs that allow different levels of MI coverage.

In January 2013, the GSEs approved NMIC as a qualified mortgage insurer (as defined in the PMIERs, an *approved insurer*). (*Italicized* terms have the same meaning that such terms have in the PMIERs.) As an *approved insurer*, NMIC is subject to ongoing compliance with the PMIERs. The PMIERs establish operational, business, remedial and financial requirements applicable to *approved insurers*, and are updated from time to time by the GSEs. The GSEs have significant discretion under the PMIERs as well as a broad range of consent rights and notice requirements with respect to various actions of an *approved insurer*. The PMIERs financial requirements prescribe a risk-based methodology whereby the amount of assets required to be held against each insured loan is determined based on certain risk characteristics, such as FICO, vintage (year of origination), performing vs. non-performing (*i.e.*, current vs. delinquent), LTV and other risk features. An asset charge is calculated for each insured loan based on its risk profile. In general, higher quality loans carry lower charges.

Under the PMIERs, *approved insurers* must maintain *available assets* that equal or exceed *minimum required assets*, which is an amount equal to the greater of (i) $400 million or (ii) a total *risk-based required asset amount*. The *risk-based required asset amount* is a function of the risk profile of an *approved insurer's* RIF, assessed on a loan-by-loan basis and considered against certain risk-based factors derived from tables set out in the PMIERs to gross RIF, which is then adjusted on an aggregate basis for reinsurance transactions approved by the GSEs, such as with respect to our ILN Transactions and QSR Transactions. The *risk-based required asset amount* for performing, primary insurance is subject to a floor of 5.6% of *performing primary adjusted RIF*, and the *risk-based required asset amount* for pool insurance considers both factors in the PMIERs tables and the *net remaining stop loss* for each pool insurance policy. The PMIERs include a comprehensive reinsurance counter-party grading framework, which includes a modest haircut (based on the credit rating of the *reinsurer*) to the capital credit available to an *approved insurer* for any un-collateralized reinsurance coverage.

On June 30, 2021, the GSEs issued PMIERs Guidance 2021-01 (2021 PMIERs Guidance), which supersedes and replaces the PMIERs Guidance 2020-01 - Amended and Restated that was issued on December 4, 2020. Among other things, the 2021 PMIERs Guidance: (i) temporarily amended PMIERs, effective as of June 30, 2021, to recognize the COVID-19 pandemic as a nationwide major disaster and to reduce the *risk-based required asset amount* factor under PMIERS for certain COVID-19 defaulted loans (the COVID Guidance) and (ii) permanently amended PMIERs, effective December 31, 2021, to clarify delinquency reporting requirements for non-performing loans under PMIERs. In the COVID Guidance, the GSEs clarified that for each non-performing loan that: (i) has an initial missed payment (as defined in the COVID Guidance) occurring on or after March 1, 2020 and prior to April 1, 2021 (COVID-19 Crisis Period); or (ii) is subject to a forbearance plan granted in response to a financial hardship related to COVID-19 (which shall be assumed to be the case for any loan that has an initial missed payment (as defined in the COVID Guidance) occurring during the COVID-19 Crisis Period and is subject to a forbearance plan), the PMIERs charge on such non-performing loans is adjusted by a 30% multiplier (inversely, a 70% haircut). As such, the PMIERs *risk-based required asset amount* for all newly delinquent loans nationwide (including those that go delinquent under a forbearance program) are reduced by 70%. Under the COVID Guidance, non-performing loans that are subject to a forbearance program granted in response to a financial hardship related to COVID-19 will benefit from the *risk-based required asset* haircut for the duration of the forbearance period and subsequent repayment plan or trial modification period.

By April 15th of each year, NMIC must certify that it met all PMIERs requirements as of December 31st of the prior year. We certified to the GSEs by April 15, 2022 that NMIC was in full compliance with the PMIERs as of December 31, 2021. NMIC also has an ongoing obligation to immediately notify the GSEs in writing upon discovery of a failure to meet one or more of the PMIERs requirements. We continuously monitor NMIC's compliance with the PMIERs.

State Mortgage Insurance Regulation

Certificates of Authority

NMIC holds a certificate of authority, or insurance license, in all 50 states and D.C. As a licensed insurer in these jurisdictions, NMIC is subject to ongoing financial reporting, examination and disclosure requirements relating to its business, operations, management and affiliate arrangements.

State Insurance Laws

Our insurance subsidiaries are subject to comprehensive regulation by state insurance departments. As mandated by certain state insurance laws, private MI companies are restricted to writing only MI business. We understand that the primary purpose underlying this restriction, which is referred to in the industry as a "monoline" requirement, is to make it easier for regulators to assess the overall risk in a mortgage insurer's insurance portfolio, to determine its capital adequacy under varying economic scenarios and to prevent the depletion of capital due to the diversion of financial resources in support of non-MI lines of business. State insurance laws and regulations are principally designed for the protection of insured policyholders rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to insurance regulatory officials to examine insurance companies and interpret and/or enforce rules or exercise discretion affecting almost every significant aspect of their insurance business.

In general, state insurance regulation of our business relates to:

- licenses to transact business;
- producer licensing
- policy forms;
- premium rates;

- insurable loans;

- annual and quarterly financial reports prepared in accordance with statutory accounting principles;

- determination of loss, unearned premium and contingency reserves;

- minimum capital levels and adequacy ratios;

- affiliate transactions;

- reinsurance transactions and related requirements;

- limitations on the types of investment instruments which may be held in an investment portfolio;

- the size of risks and limits on coverage of individual risks which may be insured;

- special deposits of securities;

- stockholder dividends;

- insurance policy sales practices;

- privacy and cybersecurity;

- enterprise risk management;

- advertising compliance;

- restrictions on transactions that have the effect of inducing lenders to place business with NMIC; and

- claims handling.

As the ultimate controlling parent of an insurance holding company system, NMIH is registered with the Wisconsin OCI, which is NMIC and Re One's primary regulator, and must provide insurance holding company annual audited consolidated financial statements and other information to the Wisconsin OCI on an ongoing basis. We, as an insurance holding company, and each of our affiliates, are prohibited from engaging in certain transactions with our insurance subsidiaries without disclosure to, and in some instances, prior approval by, the Wisconsin OCI. Like all other states, Wisconsin regulates transactions between domestic insurance companies and their controlling stockholders or affiliates. Under Wisconsin law, all transactions involving us, or an affiliate, and an insurance subsidiary, must conform to certain standards, including that the transaction be "reasonable and fair" to the insurance subsidiary. Wisconsin law also provides that disclosure of certain affiliate transactions must be filed with the Wisconsin OCI at least 30 days before the transaction is entered into and that these transactions may be disapproved by the Wisconsin OCI within that period.

Under Wisconsin law, domestic insurers, such as NMIC, are required to submit and obtain prior Wisconsin OCI approval on all reinsurance agreements with non-affiliate reinsurers. In addition, the Wisconsin OCI requires that reinsurance agreements with non-authorized and non-accredited reinsurers be collateralized through letters of credit and/or trust accounts in order for a domestic insurer to take credit for reinsurance on its statutory balance sheet.

Wisconsin's insurance regulations generally provide that no person may merge with or acquire control (which is defined as possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, by common management or otherwise) of us or our insurance subsidiaries unless the merger or transaction in which control is acquired has been approved by the Wisconsin OCI. Wisconsin law provides for a rebuttable presumption of control when a person owns or has the right to vote, directly or indirectly, more than 10% of the voting securities of a company. Pursuant to applicable Wisconsin regulations, voting securities include securities convertible into or evidencing the right to acquire securities with the right to vote. For purposes of determining whether control exists, the Wisconsin OCI may aggregate the direct or indirect ownership of us by entities under common control with one another. Notwithstanding the presumption of control, any person or persons acting in concert or whose shares may be aggregated for purposes of determining control, may file a disclaimer of affiliation with the Wisconsin OCI if they do not intend to control or direct or influence the management of a domestic insurer. Such disclaimer will become effective unless it is expressly "disapproved" by the Wisconsin OCI within 30 days of the date filed. In addition, the insurance regulations of certain states require prior notification to the state's insurance department before a person acquires control of an insurance company licensed in such state. An insurance company's licenses to conduct business in those states could be affected by any such change in control. As of the date of this report, we are aware of one NMIH stockholder that owns more than 10% of our shares of common stock. We understand that this stockholder has filed a disclaimer of control with the Wisconsin OCI in connection therewith, which has not been disapproved.

Our insurance subsidiaries are subject to Wisconsin statutory requirements as to maintenance of minimum policyholders' surplus and payment of dividends or distributions to stockholders. Under Wisconsin law, our insurance subsidiaries may pay "ordinary" stockholder dividends with 30 days' prior notice to the Wisconsin OCI. Ordinary dividends are defined as payments or distributions to stockholders in any twelve-month period that do not exceed the lesser of (i) 10% of statutory policyholders' surplus as of the preceding calendar year end or (ii) adjusted statutory net income. Adjusted statutory net income is defined for this purpose to be the greater of the following:

a. The net income of the insurer for the calendar year preceding the date of the dividend or distribution, minus realized capital gains for that calendar year; or

b. The aggregate of the net income of the insurer for the 3 calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first 2 of the preceding 3 calendar years.

The Wisconsin OCI may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to us if they determine that such payments could be adverse to policyholders. In addition, our insurance subsidiaries may make or pay "extraordinary" stockholder dividends (*i.e.*, amounts in excess of ordinary dividends) only with the prior approval of the Wisconsin OCI.

In addition to Wisconsin, other states may limit or restrict our insurance subsidiaries' ability to pay stockholder dividends. For example, in California and New York, mortgage insurers licensed in such states are prohibited from declaring dividends except from undivided profits remaining above the aggregate of their paid-in capital, paid-in surplus and contingency reserves. In addition, Florida requires mortgage insurers to hold surplus of not less than the lesser of (i) 10% of its total liabilities, or (ii) $100 million. It is possible that Wisconsin, or other states, will adopt revised statutory provisions or interpretations of existing statutory provisions that will be more or less restrictive than those described above or will otherwise take actions that may further restrict the ability of our insurance subsidiaries to pay dividends or make distributions or returns of capital.

Wisconsin has adopted the Risk Management and Own Risk and Solvency Assessment Act, which requires, among other things, that we conduct an Own Risk and Solvency Assessment at least annually to assess the material risks associated with our business and our current and estimated projected future solvency position, and maintain a risk management framework to assess, monitor, manage, and report on material risks. Additionally, Wisconsin has also adopted the annual enterprise risk reporting and "Corporate Governance Annual Disclosure" requirements of the National Association of Insurance Commissioners' (NAIC) model laws.

Wisconsin has adopted the NAIC's amendments to the model holding company act that implement the filing requirement for the group capital calculation (GCC). The GCC uses a risk-based capital aggregation methodology for all entities in an insurance holding company system. It is a tool that provides insurance regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all companies regardless of their structure. Under Wisconsin law, the ultimate controlling person of our insurance subsidiaries must file the GCC annually with the Wisconsin OCI.

Mortgage insurers licensed in Wisconsin are required to establish a contingency loss reserve for purposes of statutory accounting, with annual contributions equal to the greater of (i) 50% of net earned premiums for such year or (ii) the minimum policyholders' position (as described below) relating to NIW in the period, divided by 7. These additions to contingency reserves cannot be withdrawn for a period of 10 years, except as permitted by insurance regulations. With prior approval from the Wisconsin OCI, an MI company may make early withdrawals from the contingency reserve when incurred losses and incurred loss expenses for a calendar quarter exceed the greater of either (i) 35% of net premiums earned in a calendar year or (ii) 70% of the annual amount contributed to the contingency loss reserve.

Under applicable Wisconsin law and the laws of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to its RIF in order for the mortgage insurer to continue to write new business. These are typically referred to as "risk-to-capital (RTC) requirements." While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted RTC ratio of 25:1. Wisconsin has formula-based limits that generally result in RTC limits slightly higher than the 25:1 ratio.

We compute the RTC ratio for NMIC. The RTC ratio is our net RIF divided by our statutory capital. Our net RIF includes both direct and assumed primary and pool RIF, less risk ceded and excluding risk on policies that are currently in default and for which loss reserves have been established. Wisconsin requires a mortgage insurer to maintain a "minimum policyholders' position" as calculated in accordance with the applicable regulations. Policyholders' position, which is also known as statutory capital, is generally the sum of statutory policyholders' surplus (which increases as a result of statutory net income and capital contributions, and decreases as a result of statutory net loss and capital distributions), plus the statutory contingency reserve. Under statutory accounting rules, the contingency reserve is reported as a liability on the statutory balance sheet; however, for purposes of statutory capital and RTC ratio calculations, it is included in capital.

State insurance regulators also have the authority to make changes to current regulations governing mortgage insurance, including, among other things, capital requirements, underwriting standards, claims practices and market conduct regulation. The NAIC has formed a working group within its Financial Condition (E) Committee, the Mortgage Guaranty Insurance Working Group (the Working Group), to discuss, develop and recommend changes to the solvency and market practices regulation of mortgage insurers, including changes to the Mortgage Guaranty Insurers Model Act (Model Act). We, along with other mortgage insurers, have provided feedback to the Working Group since early 2013, including comments on proposed amendments to the Model Act which are still under development at the NAIC.

Most states, including Wisconsin, have enacted anti-inducement and anti-rebate laws applicable to mortgage insurers, which prohibit mortgage insurers from inducing lenders to enter into insurance contracts by offering benefits not specified in the policy, including rebates of insurance premiums. For example, Wisconsin prohibits mortgage insurers from allowing any commission, fee, remuneration, or other compensation to be paid to, or received by, any insured lender, including any subsidiary or affiliate, officer, director, or employee of any insured, any member of their immediate family, any corporation, partnership, trust, trade association in which any insured is a member, or other entity in which any insured or any such officer, director, or employee or any member of their immediate family has a financial interest.

MI premium rates are subject to prior approval in certain states, which requirement is designed to protect policyholders against rates that are excessive, inadequate or unfairly discriminatory. In these states, any change in premium rates must be justified, generally on the basis of the insurer's loss experience, expenses and future trend analysis. Trends in mortgage default rates are also considered.

State insurance receivership law, not federal bankruptcy law, would govern any insolvency or financially hazardous condition of our insurance subsidiaries. The Wisconsin OCI has substantial authority to issue orders or seek to control a state insurance receivership proceeding to address the insolvency or financially hazardous condition of an insurance company that it regulates. Under Wisconsin law, the Wisconsin OCI has substantial flexibility to restructure an insurance company in a receivership proceeding. The Wisconsin OCI is obligated to maximize the value of an insolvent insurer's estate for the benefit of its policyholders. In all insurance receiverships under state insurance law, policyholder claims are prioritized relative to the claims of stockholders.

Other U.S. Regulation

Federal laws and regulations applicable to participants in the housing finance industry, including mortgage originators and servicers, purchasers of mortgage loans, such as the GSEs, and the government MIs directly and indirectly impact private mortgage insurers. Changes in federal housing legislation may have significant effects on the demand for private MI and, therefore, may materially affect our business.

We are also impacted by federal regulation of residential mortgage transactions. Mortgage origination and servicing transactions are subject to compliance with various federal and state consumer protection laws, including the Real Estate Settlement Procedures Act of 1974 (RESPA), the Truth in Lending Act (TILA), the Equal Credit Opportunity Act (ECOA), the Fair Housing Act, the HOPA, the Fair Credit Reporting Act of 1970 (FCRA), the Fair Debt Collection Practices Act, the Gramm-Leach-Bliley Act of 1999 (GLBA) and others. Among other things, these laws and their implementing regulations prohibit payments for referrals of real estate settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit and insurance, govern the circumstances under which companies may obtain and use consumer credit information, establish standards for cancellation of BPMI, define the manner in which companies may pursue collection activities, require disclosures of the cost of credit and provide for other consumer protections.

Housing Finance Reform

The federal government currently plays a dominant role in the U.S. housing finance system through the GSEs and government MIs (*i.e.*, the FHA, USDA and VA) and Ginnie Mae. There is broad policy consensus toward the need for continued and consistent private capital participation in the U.S. housing finance system.

On September 6, 2008, the FHFA used its authority to place the GSEs into conservatorship. As the GSEs' conservator, the FHFA has the authority to control and direct the GSEs' operations, and the FHFA's policy objectives can result in changes to the GSEs' requirements and practices. While in conservatorship, each GSE has been subject to the terms of Senior Preferred Stock Purchase Agreements, as amended, with the Treasury Department (PSPAs). Pursuant to the PSPAs, the Treasury Department committed to invest in the GSEs to the extent required for each to maintain a positive net worth. In exchange for its investment, the Treasury Department received shares of the GSEs' senior preferred stock and warrants to purchase 79.9% of the GSEs' common stock. The PSPAs have also historically required the GSEs to, among other things, make quarterly dividend payments to the Treasury Department, and also provide the Treasury Department with a liquidation preference.

At the direction of the FHFA, the GSEs have expanded their credit and mortgage risk transfer programs with no public notice or opportunity to comment. These programs have included the use of structured finance vehicles, obtaining insurance from non-mortgage insurers, including off-shore reinsurance, engaging in credit-linked note transactions in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors. In particular, in 2018, each GSE began piloting a new credit risk transfer program under which the GSE purchases high-LTV loans (*i.e.*, LTVs above 80%) without MI and subsequently places mortgage insurance with a captive insurer controlled by one of our competitors, which captive in turn cedes 100% of the risk to a panel of offshore reinsurers. In 2018, Freddie Mac launched the IMAGIN program and Fannie Mae launched the Enterprise-Paid Mortgage Insurance or EPMI program, both of which were suspended in 2021 but could be relaunched in their prior form or in a modified form in the future Any success of the relaunched or similar programs in the future or even the perception that some of these risk-sharing structures have beneficial features in comparison to private MI (*e.g.*, lower costs, reduced counter-party risk due to collateral requirements or more diversified insurance exposures) may create increased competition for private MI on loans traditionally sold to the GSEs with private MI.

On October 19, 2020, the FHFA announced that it was seeking comments on a notice of proposed rulemaking that requires the GSEs to provide advance notice to the FHFA of new activities and obtain prior approval before launching new products. Additionally, the proposed rule establishes revised criteria for determining whether new activity requires notice to the FHFA and for determining if that activity is a new product that merits public notice and comment. The proposed rule's requirements would also outline the process for the FHFA's review of any new activity and the timelines for approving a new product, including issuing a public notice and requesting public comment about a new product. The new enterprise products and activities final rule was announced on December 20, 2022 and will be effective on February 27, 2023. The final rule retains the key concepts from the proposed rule but, among other changes, provided certain additional clarifications and requires FHFA to report on determinations made on new activity and new product submissions.

With the GSEs in a prolonged conservatorship, there has been ongoing debate over the future role and purpose of the GSEs in the U.S. housing market. Since 2011, there have been numerous legislative proposals intended to incrementally scale back or eliminate the GSEs (such as a statutory mandate for the GSEs to transfer mortgage credit risk to the private sector) or to completely reform the housing finance system. Congress, however, has not enacted any legislation to date.

Under the Trump administration, there was increased focus on the possibility of administrative reform that the White House and Treasury Department, in collaboration with the previous Director of the FHFA, may pursue independent of any legislative action. In September 2019, the Treasury Department released a Housing Reform Plan that included a compilation of legislative and administrative recommendations for reforms to achieve various goals, including the goals of ending the conservatorships of the GSEs and setting regulations for the GSEs that provide for their safety and soundness. Additionally, the previous Director of the FHFA had also publicly stated as his priority to exit the GSEs from conservatorship. In December 2020, the FHFA finalized a rule establishing a new regulatory capital framework for the GSEs, noting that the rule was another step toward ending the conservatorships of the GSEs.

On January 14, 2021, the FHFA announced that it had agreed with the Treasury Department to amend the PSPAs. Among other things, these amendments increased the GSEs' permissible capital retention to approximately $283 billion, continued the suspension of quarterly dividend payments in favor of dollar-for-dollar increases in the Treasury Department's liquidation preference, and allowed each GSE to issue up to $70 billion in new stock. The amendments also imposed specific conditions required for the GSEs to exit conservatorship, including the resolution or settlement of all material litigation relating to the conservatorship, and each GSE achieving common equity tier 1 capital of at least 3% of its total assets. These amendments provide the most direct path for the GSEs to exit conservatorship established to date.

On June 23, 2021, the U.S. Supreme Court ruled that the President could remove the FHFA Director other than for cause. Subsequently, President Biden removed the previous FHFA Director and appointed a new Director to lead the FHFA. The FHFA leadership change has added uncertainty to what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the residential housing finance system in the future. On September 14, 2021, the FHFA together with the Treasury Department announced the suspension of certain portions of the 2021 PSPA amendments, specifically those limiting certain GSE lending activities, and that would, among other things, reduce the amount of capital the GSEs are required to hold. On March 16, 2022, the FHFA adopted the final rule (effective May 16, 2022) (2022 ERCF amendment) that amended the enterprise regulatory capital framework by refining the prescribed leverage buffer amount and credit risk transfer (CRT) securitization framework for the GSEs, which reduced the amount of capital the GSEs are required to hold, including by increasing the capital credit the GSEs receive for the credit risk that they distribute.

The passage and timing of comprehensive GSE reform or incremental change (whether legislative or administrative in nature) is uncertain, making the actual impact on us and our industry difficult to predict. Any such changes that come to pass could have a significant impact on our business. In addition, while the GSEs remain in conservatorship, the current leadership of the FHFA may exercise their oversight authority over the GSEs differently than previous Directors and/or have different objectives with regard to the GSEs' operations. Any such changes in how the FHFA engages with and influences the GSEs could have a significant impact on our business.

FHA Reform

We compete with the single-family MI programs of the FHA, which is part of the U.S. Department of Housing and Urban Development (HUD). During the financial crisis, the FHA captured an increasing share of the high-LTV MI market as incumbent private MIs came under significant financial stress. Previous FHA rate actions and product introductions continue to impact its market share, and by extension, the private MI market. In recent years, the FHA has not reduced its mortgage insurance rates; however, we believe the current Presidential administration is more likely to support an FHA rate reduction than the prior administration.

The FHA's role in the mortgage insurance industry is significantly dependent upon regulatory developments. Since 2012, there have been several legislative proposals intended to reform the FHA; however, no legislation has been enacted to date. The prospect for future unilateral FHA action on premium rates, which may be more likely under the current administration, or the passage of FHA reform legislation in either the House or Senate, and how differences in proposed reforms between the House and Senate might be resolved in any final legislation, remain uncertain.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) amended certain provisions of TILA, RESPA and other statutes that have had a significant impact on our business and the residential mortgage market. The Dodd-Frank Act created the Consumer Financial Protection Bureau (CFPB), a federal agency with responsibility for regulating and enforcing the offering and provision of consumer financial products and services under the federal consumer financial laws. Actions taken or rules implemented by the CFPB have the potential to impact the overall housing finance market, and by extension the private MI industry and our business. Leadership at the CFPB changes from time-to-time. Given that the Director of the CFPB is removable by the President at will, the agency's agenda, policies and actions likely will be significantly influenced by the then current administration. Accordingly, it is difficult to predict whether or how the CFPB might seek to implement these laws beyond the current administration's term.

Ability-to-Repay and Qualified Mortgage Rules

In January 2014, the CFPB implemented the Dodd-Frank Act Ability to Repay mortgage provisions (ATR), which govern the obligation of lenders to determine a borrower's ability to pay when originating a mortgage loan covered by ATR. A subset of mortgages falling under the ATR that has certain low-risk characteristics are known as "qualified mortgages" (QMs). QMs that are deemed to have the lowest risk profiles are entitled to a safe-harbor presumption of compliance with the ability-to-pay requirements. The original ATR/QM rule (Original QM Definition) established two different categories of QMs, one referred to as the "General QM" category and a second temporary QM category, typically referred to as the "QM Patch". General QMs are generally defined as loans without certain risky features, including borrowers with DTI ratios in excess of 43% and terms exceeding 30 years. Loans may qualify as QMs under the QM Patch so long as they (i) satisfy the general product feature requirements of QMs (other than borrower DTI) and (ii) meet the underwriting requirements of the GSEs. The QM Patch was scheduled to phase out upon the earlier to occur of the end of conservatorship or receivership of the GSEs or January 10, 2021. QMs under the rule benefit from a statutory presumption of compliance with the ATR rule, thus potentially mitigating the risk of the liability of the creditor and assignees of the loan under TILA.

On October 20, 2020, the CFPB released a final rule that replaced the January 10, 2021 sunset date for the QM Patch with a provision stating that the GSE Patch will be available only for covered transactions for which the creditor receives the consumer's application before July 1, 2021, the mandatory compliance date of the CFPB's final General QM and new "Seasoned QM" rules. Following its October rulemaking, on December 10, 2020, the CFPB released two additional final rules amending the definition of a General QM (New QM Definition) by replacing the current 43% DTI ratio limit with price-based thresholds, among other changes, and defining and providing for a Seasoned QM category of mortgage.

The New QM Definition and its safe-harbor statutory compliance protection will apply, under the final rule, to a covered transaction with the following characteristics:

- The loan has an annual percentage rate that does not exceed the average prime offer rate for comparable transactions by 2.25 or more percentage points;

- The loan meets the existing QM product feature and underwriting requirements and limits on points and fees; and

- The creditor has considered and verified the prospective borrower's current or reasonably expected income or assets, debt obligations, alimony, child support, and DTI ratio or residual income.

The General QM final rule does not prescribe particular underwriting standards for meeting the rule's "consider and verify" requirements, other than to require that such standards be reasonable. The General QM final rule clarifies that to meet the "consider" requirement and thus preserve General QM status, a creditor must maintain written policies and procedures governing the creditor's treatment of income, assets and debt obligations, among others, and retain documentation showing its application of such policies and procedures at the individual loan level. In addition, to satisfy the General QM final rule's "verify" requirement, the rule provides for a safe harbor if the creditor follows specific verification standards, including the single-family underwriting manuals of Fannie Mae and Freddie Mac. The General QM final rule was effective on March 1, 2021 and originally had a mandatory compliance date of July 1, 2021, after which the Original QM Definition and QM Patch would no longer apply. The mandatory compliance date for the New QM Definition (and therefore, the preservation of the Original QM Definition and QM Patch) was extended to October 1, 2022. However, the GSEs announced on April 8, 2021 that, for loan applications received on or after July 1, 2021, they will only purchase loans satisfying the New QM Definition. Given the mandatory compliance date and the GSE announcement, we expect creditors may opt to use the new, price-based General QM definition.

Under the Seasoned QM final rule, subject to certain exceptions, first-lien, fixed-rate covered loans with terms of 30 years or less, which (i) satisfy certain timely payment requirements, (ii) are not "high-cost mortgages" and (iii) are held in portfolio by the originating creditor for 36 months, will receive QM safe harbor status as "Seasoned QMs." During the 36-month seasoning period, a loan must have no more than two delinquencies (as defined in the rule) of 30 or more days and no delinquencies of 60 or more days. The rule allows payment deficiencies of $50 or less during the seasoning period, provided there are no more than three such deficiencies. Payment accommodations that meet certain requirements and are extended in connection with a disaster or pandemic-related national emergency do not disqualify the loan from achieving Seasoned QM status; however, time spent in such accommodations also does not count toward the 36-month seasoning period requirement. The Seasoned QM final rule includes the points and fees limit and consider and verify standards set forth in the General QM final rule. The final rule was effective on March 1, 2021, with loans for which creditors receive applications on or after the effective date would be eligible to qualify for Seasoned QM status.

The Dodd-Frank Act also gave statutory authority to HUD, the VA, and the USDA to develop their own definitions of QM. The General QM Final Rule does not affect the QM definitions adopted by these agencies. To the extent lenders find that these agencies' definitions of QM are more favorable to certain segments of their borrowers, they may choose government MI products over private MI products.

We, along with other industry participants, have observed that the significant majority of covered loans made after the effective date of the CFPB's ATR rule have been QMs. We expect that most lenders will continue to be reluctant to make loans that do not qualify as QMs because absent full compliance with the ATR rule, such loans will not be entitled to a "safe-harbor" presumption of compliance with the ability-to-pay requirements.

It is still too early to determine whether the revised General QM rule or the new Seasoned QM category will have a beneficial or negative impact on the long-term access to mortgage credit or the size of the mortgage market.

Basel Committee Capital Adequacy Requirements

The Basel Committee on Banking Supervision (Basel Committee), consists of a group of central banks and banking regulators including the United States, developed the Basel Capital Accord in 1988 to set out international benchmarks for assessing banks' capital adequacy requirements. The capital adequacy requirements, among other factors, govern the capital treatment of MI purchased and held on balance sheet by domestic and international banks in respect of their residential mortgage loan origination and securitization activities. In July 2013, U.S. banking regulators promulgated regulations to implement significant elements of the Basel framework, which we refer to as Basel III.

In December 2017, the Basel Committee published final revisions to Basel III (informally known as "Basel IV") with target implementation by each participating country by January 1, 2022, later extended to January 1, 2023 due to the Covid-19 pandemic. Implementation of Basel IV reforms requires national legislation and, therefore, the final rules and the timetable for their implementation in each participating country may be subject to some level of national variation. As an example, the United Kingdom (UK) and the European Union (EU) have each separately targeted an effective date of January 1, 2025 for their rules implementing the Basel IV reforms to enter into force, but there is some divergence between the content of the UK and EU legislative proposals for implementation. Under Basel IV, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate. However, such banks will need to determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without factoring in mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under Basel IV, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach.

The Basel Committee previously proposed rules that would further reduce the benefit of private MI by not taking into consideration any credit enhancement, including private MI; however, those revisions were not implemented, retaining the treatment of mortgage insurance. On September 9, 2022, the U.S. banking regulators announced their intent to revise U.S. regulatory capital requirements to align them with Basel IV. The U.S. implementation of Basel IV's revised standards may mean mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. The announcement that U.S. federal banking regulators intend to revise U.S. regulatory capital rules to align with Basel IV confirms speculation but does not provide clarity on when we can expect a proposal or how much time will be provided for banking organizations to implement a final rule.

We believe the existing U.S. implementation of the Basel IV capital framework supports continued use of private MI by portfolio lenders as a risk and capital management tool; however, with the ongoing implementation of Basel IV and the continued evolution of the Basel framework, it is difficult to predict the impact, if any, on the MI industry and the ultimate form of any potential future modifications to the regulations by federal banking regulators. If the Basel Committee revises the Basel IV framework to reduce or eliminate the capital benefit banks receive from insuring low down payment loans with private MI, our current and future business may be adversely affected.

Mortgage Servicing Rules

Residential mortgage servicing rules under RESPA and TILA, promulgated by the CFPB, went into effect in 2014. These rules included new or enhanced servicer requirements for handling escrow accounts, responding to borrower assertions of error and inquiries from borrowers, special handling of loans that are in default and loss mitigation when borrowers default, along with other provisions. A provision of the required loss mitigation procedures prohibits the servicer from commencing foreclosure until 120 days after a borrower defaults. Additional servicing regulations became effective in October 2017, providing some borrowers with foreclosure protections more than once over the life of the loan, imposing specific timing requirements for loss mitigation activities when servicing rights are transferred, and requiring that loss mitigation applications be properly dispositioned before allowing pursuit of a foreclosure action, among other requirements. Violation of these loss mitigation rules, which mandate special notices, handling and processing procedures (with deadlines) based on borrower submissions, may subject the servicer to private rights of action under consumer protection laws. Such actions or threats of such actions could cause delays in and increase costs and expenses associated with default servicing, including foreclosure. As to servicing of delinquent mortgage loans covered by our insurance policies, these rules could contribute to delays in and increased costs associated with foreclosure proceedings and have a negative impact on the cost and resolution of claims.

Homeowners Protection Act of 1998 (HOPA)

HOPA provides for the automatic termination, or cancellation upon a borrower's request, of BPMI, as defined in HOPA, upon satisfaction of certain conditions. HOPA requires that lenders give borrowers certain notices with regard to the automatic termination or cancellation of BPMI. These provisions apply to BPMI for purchase money, refinance and construction loans secured by the borrower's principal dwelling. Loans insured by government MIs are not covered by HOPA. Under HOPA, automatic termination of BPMI would generally occur when the mortgage is first scheduled to reach an LTV of 78% of the home's original value, assuming that the borrower is current on the required mortgage payments. A borrower who has a "good payment history," as defined by HOPA, may generally request cancellation of BPMI when the LTV is first scheduled to reach 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. If BPMI coverage is not canceled at the borrower's request or by the automatic termination provision, the mortgage servicer must terminate such BPMI coverage by the first day of the month following the date that is the midpoint of the loan's amortization, assuming the borrower is current on the required mortgage payments.

Section 8 of RESPA

Section 8 of RESPA applies to most residential mortgages insured by us. Subject to limited exceptions, Section 8 of RESPA prohibits persons from giving or accepting anything of value pursuant to an agreement or understanding to refer a "settlement service." MI generally may be considered to be a "settlement service" for purposes of Section 8 of RESPA under applicable regulations. Section 8 of RESPA affects how we structure ancillary services that we may provide to our customers, if any, including loan review services, risk-share arrangements and customer training programs. RESPA authorizes the CFPB and other regulators to bring civil enforcement actions and also provides for criminal penalties and private rights of action. The CFPB has brought a number of enforcement actions under Section 8 of RESPA, including settlements with several private mortgage insurers. The CFPB's interpretation and enforcement of Section 8 of RESPA presents regulatory risk for many providers of "settlement services," including private mortgage insurers.

Mortgage Insurance Tax Deduction

In 2006, Congress enacted a private mortgage insurance tax deduction on a temporary basis through the end of 2011. Upon expiration in 2011, Congress temporarily extended the deduction for each tax year from 2012 through 2021. Congress has not extended the deduction to the 2022 tax year. Elimination of the private mortgage insurance tax deduction could have the effect of reducing demand for private MI products. Congress has periodically considered proposed legislation that would make the private mortgage insurance tax deduction permanent, but to date has not enacted any such legislation. Under the Tax Cuts and Jobs Act (TCJA) enacted in December 2017, Congress increased the standard deduction for individuals and maintained the tax deductibility of second mortgages. The combination of maintaining the deduction for second mortgages and not extending deductibility for private MI could have the effect of reducing demand for private MI products.

SAFE Act

The federal SAFE Act, enacted by Congress in 2008, establishes minimum standards for the licensing and registration of state-licensed "mortgage loan originators," as defined under state law. The SAFE Act also requires the establishment of a nationwide mortgage licensing system and registry for the residential mortgage industry and certain of its employees. As part of this licensing and registration process, loan originators who are employees of certain covered institutions must generally be licensed under the SAFE Act guidelines enacted by each state in which they engage in loan originator activities and registered with the registry. The CFPB administers and enforces the SAFE Act. Employees of NMIC are not required to be licensed and/or registered under the SAFE Act as NMIC does not originate, process or underwrite mortgage loans. NMIS currently offers loan review services that are performed by SAFE Act-licensed third-party service providers, which have represented and warranted to NMIS that they comply with SAFE Act requirements in all applicable jurisdictions.

Privacy and Information Security

We provide mortgage insurance products and services to financial institutions with which we have business relationships. In the normal course of providing our products and services, we may receive non-public personal information regarding such financial institutions' customers. The GLBA and related state and federal regulations implementing its privacy and safeguarding provisions impose privacy and information security requirements on financial institutions, including obligations to protect and safeguard consumers' non-public personal information. GLBA and its implementing regulations are enforced by state insurance regulators and state attorneys general, and by the U.S. Federal Trade Commission (FTC) and the CFPB.

In addition, many states have enacted privacy and data security laws which impose compliance obligations beyond GLBA. These state laws obligate us to protect social security numbers, maintain a comprehensive information security program, submit annual compliance certifications regarding such programs (or an exemption thereto) and notify insurance regulators if a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer non-public personal information. For example, New York's cybersecurity regulation establishes requirements for insurance entities under the New York Department of Financial Services' jurisdiction, such as NMIC. The NAIC adopted the Insurance Data Security Model Law

(Cybersecurity Model Law) for entities licensed under the relevant state's insurance laws. The Cybersecurity Model Law requires such entities to develop and maintain a risk-based information security program, among other requirements. Several states, including Wisconsin, have adopted the Cybersecurity Model Law. State consumer privacy protection laws have also created new rights for their residents regarding certain personal information an organization collects and/or uses about them. We have adopted certain policies and procedures, and risk management and security practices designed to facilitate our compliance with these federal and state privacy and information security laws.

Fair Credit Reporting Act

FCRA imposes restrictions on the permissible use of credit report information. The CFPB and FTC each have authority to enforce FCRA. FCRA has been interpreted by some FTC staff and federal courts to require mortgage insurers to provide "adverse action" notices to consumers if an application for mortgage insurance is declined or offered at higher than the best available rate for the program applied for on the basis of a review of the consumer's credit. We provide such notices when required.

Anti-Discrimination Laws

ECOA requires creditors and insurers to handle applications for credit and for insurance in accordance with specified requirements and prohibits discrimination in lending or insurance based on prohibited factors such as gender, race, ethnicity, age and familial status. The Fair Housing Act prohibits discrimination on the basis of race, gender and other prohibited bases in connection with housing-secured credit transactions.

Item 1A. Risk Factors

You should carefully consider the following risk factors, as well as all of the other information contained in this report, including our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, operating results and cash flow. In such case, the trading price of our common stock could decline and you could lose some or all of your investment.

This report contains forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements" on page 3 of this report. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements, including any such statements made in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business operations, industry, and financial results. You should read this summary together with the more detailed description of each risk factor that immediately follows this summary.

Risk Related to Our Business Operations

• We face intense competition for business in our industry, and if we are unable to compete effectively, we may not be able to achieve our business goals, which would adversely affect our business, financial condition and operating results.

• Our NIW volumes could be adversely affected if lenders and investors select alternatives to private MI.

• If we are unable to continue to attract and retain the most significant mortgage originators as customers, our ability to achieve our business goals could be negatively impacted.

• If the volume of high-LTV loan originations declines, our NIW volume could decline, which would reduce our revenues.

• Our underwriting and credit risk management policies and practices may not anticipate all risks and/or the magnitude of potential for loss as the result of unforeseen risks.

• Unexpected material increases in borrower defaults could cause our actual losses to materially exceed our expected loss rates, including in certain geographic regions in which our business may be concentrated and more susceptible to downturns.

• The premiums we charge may be insufficient to cover claim payments and our operating costs.

• Changes in factors that impact the length of time that our policies remain in force may adversely affect our future revenues and claims experience.

• Increases in inflation, interest rates and mortgage interest rates may have adverse impact on our business, future revenue, and financial condition.

• We outsource the underwriting of our mortgage insurance on certain loans to third-party underwriting service providers (USPs). If these USPs fail to adequately perform their underwriting services or place our coverage on loans we would deem ineligible, we could experience increased claims on loans underwritten by them and our customer relationships could be negatively impacted.

• Our Master Policies contain restrictions on our ability to rescind coverage for certain material misrepresentations (including fraud) and underwriting defects, and if we were to fail to timely discover any such misrepresentations or underwriting defects, our rights of rescission would be significantly limited, and we could suffer increased losses as a result of paying claims on loans with unacceptable risk characteristics.

• The mix of business we write affects our revenue stream and the likelihood of losses occurring.

• We expect our claims to increase as our insured loan portfolio grows and matures.

• Our business depends, in part, on effective and reliable loan servicing.

• If the estimates we use in establishing claims reserves are incorrect, the actual claim payments we make may materially exceed the amount of our corresponding claims reserves, resulting in unexpected charges to income, which could be material and adversely affect our results of operations.

- *The COVID-19 virus may continue to impact our financial results and may also continue to affect our business, liquidity and financial condition.*

- *The occurrence of natural or man-made disasters or pandemics could adversely affect our business, financial condition and operating results.*

- *Climate change and efforts to manage or regulate climate risk by government agencies could affect our business and operations.*

- *We are exposed to certain risks associated with our third-party reinsurance transactions, including the possibility that our reinsurers will fail to perform their obligations or that we will lose the capital credit we expected to receive when we entered into the transactions as a result of future GSE or Wisconsin OCI action or if any of our reinsurers experiences a downgrade or other adverse business event.*

- *Our operating results depend in large part on our ability to manage the risks related to the growth of our business and on maintaining and enhancing effective operating procedures and internal controls.*

- *We are exposed to operational risk from fraud, malfeasance or error by borrowers, employees and third-party service providers, and any such fraud, malfeasance or error could materially and adversely affect us.*

- *If we do not maintain connectivity with or otherwise meet the technological demands of our customers or are unable to develop, enhance and maintain our proprietary technology platform, our business and financial performance could be adversely affected.*

- *We may not be able to prevent the unauthorized disclosure or misuse of confidential, personal or proprietary information.*

- *Adverse investment performance may affect our financial results and ability to conduct business.*

- *We face regulatory and litigation risks associated with offering loan review services.*

Risk Related to Regulation of the Mortgage Insurance Industry

- *There can be no assurance that the GSEs will continue to treat us as an approved insurer in the future, and our failure to maintain compliance with the GSEs' PMIERs could adversely impact our business, financial condition and operating results.*

- *Changes in the business practices of the GSEs, including a decision to decrease or discontinue the use of private MI, or changes in the terms on which mortgage insurance coverage may be cancelled, federal legislation that changes their charters or a restructuring of the GSEs or changes in loan delivery pricing imposed by the GSEs could reduce the private MI market opportunity, reduce our revenues or increase our losses.*

- *We are subject to comprehensive state insurance regulations and capital adequacy requirements, which we must satisfy to continue to operate our MI business.*

- *The private MI industry is, and as a participant we are, subject to litigation and regulatory enforcement risk generally.*

- *Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ATR Rules defining a QM negatively impact the size of the origination market.*

- *The Company may be adversely impacted by the phasing out of London Interbank Offered Rate (LIBOR).*

Risks Related to Our Holding Company and Capital Structure

- *Our holding company structure and certain regulatory and other constraints could affect our ability to satisfy our obligations and potentially require us to raise more capital.*

- *Our substantial indebtedness could adversely affect our financial condition.*

- *Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.*

- *Despite our substantial level of debt, we may incur more debt, which could exacerbate any or all of the risks described above.*

- *Our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our business, financial condition and operating results.*

General Risks Related to Ownership of Our Common Stock

- *We do not currently pay any dividends on our common stock and may not do so in the future, and payment of any declared dividends may be delayed.*

- *The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.*

- *The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale, and future issuances of our common stock may depress our share price and dilute the book value of our common stock.*

- *Future issuance of debt or preferred stock, which would rank senior to our Class A common stock upon our liquidation, may adversely affect the market value of our common stock.*

- *Provisions contained in our organizational documents, as well as provisions of Delaware law and Wisconsin insurance law, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.*

Risks Related to Our Business Operations

We face intense competition for business in our industry, and if we are unable to compete effectively, we may not be able to achieve our business goals, which would adversely affect our business, financial condition and operating results.

The MI industry is highly competitive. With six private MI companies actively competing for business from the same residential mortgage originators, it is important that we continue to differentiate ourselves from the other mortgage insurers, each of which sells substantially similar products to ours. One or more of our competitors may seek to capture increased market share from the government MIs or from other private mortgage insurers. They may do that by reducing prices, offering alternative coverage and product options, including offerings for loans not intended to be sold to the GSEs, loosening their underwriting guidelines or relaxing risk management policies. Such behavior could, in turn, improve their competitive positions in the industry and negatively impact our ability to achieve our business goals. Competition within the private mortgage insurance industry could result in our loss of customers, lower premiums, riskier credit guidelines and other changes that could lower our revenues or increase our expenses. If our IT systems are inferior to our competitors', existing and potential customers may choose our competitors' products over ours. If we are unable to compete effectively against our competitors and attract and retain customers, our revenue may be adversely impacted, which could adversely impact our growth and profitability.

In addition, we and most of our competitors, either directly or indirectly, offer certain ancillary services to mortgage lenders with which we also conduct MI business, including loan review, training and other services. For various reasons, including those related to resources or compliance, we may choose not to offer some or all of these services or not to offer them in a form or to the extent that is similar to the prevailing offerings of our competitors. If we choose not to offer these services, or if we were to offer ancillary services that are not well-received by the market and fail to perform as anticipated, we could be at a competitive disadvantage which could adversely impact our profitability.

Certain of our competitors are subsidiaries of larger and more diversified corporations that may have access to greater amounts of capital and financial resources, or a lower cost of capital than we do. Some may have better financial strength ratings than we have. As a result, they may be better positioned to compete in and outside of the traditional MI market, including when the GSEs pursue alternative forms of credit enhancement or credit risk transfer other than private MI, such as their IMAGIN and EPMI programs that were suspended in 2021, but could be relaunched in the same or alternative form in the future.

Our financial strength ratings are important for our customers to maintain confidence in our products and our competitive position. PMIERs require all *approved insurers*, except newly-approved insurers, to maintain at least one rating with a rating agency acceptable to the GSEs. A downgrade in NMIC's ratings or ratings outlook, or our failure to maintain a rating acceptable to one or both of the GSEs, could have an adverse effect on our business, including (i) potentially impacting our eligibility as an *approved insurer*, (ii) increased scrutiny of our financial condition by our customers, resulting in potential reduction in our NIW, or (iii) negative impacts to our ability to conduct business in the non-GSE mortgage market, where financial strength ratings may be a more important counter-party consideration for lenders.

Our NIW volumes could be adversely affected if lenders and investors select alternatives to private MI.

If lenders and investors select alternatives to private MI on high-LTV loans, our business could be adversely affected. Among others, alternatives to private MI include, but are not limited to:

- lenders using government mortgage insurance programs, including those of the FHA, USDA and VA, and state-supported mortgage insurance funds in several states, including Massachusetts and California;

- lenders and other investors holding mortgages in their portfolios and self-insuring;

- GSEs and other investors using credit enhancements other than MI (including alternative forms of credit risk transfer such as the suspended IMAGIN and EPMI programs that could be relaunched in the future), using other credit enhancements in conjunction with reduced levels of MI coverage, or accepting credit risk without credit enhancement;

- lenders originating mortgages using "piggy-back" or other structures to avoid MI, such as a first mortgage with an 80% LTV and a second mortgage with a 10%, 15% or 20% LTV (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with an LTV above 80% that has MI;

- lender retention program; and

- borrowers paying cash or making large down payments versus securing mortgage financing.

Any of these alternatives to private MI could reduce or eliminate the need for our products, cause us to lose existing business and/or limit our ability to attract the new business that we may prefer to insure.

Further, at the direction of the FHFA, the GSEs have expanded their credit and mortgage risk transfer programs. These programs have included the use of structured finance vehicles, obtaining insurance from non-mortgage insurers, including off-shore reinsurance, engaging in credit-linked note transactions in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors. The growing success of these programs and the perception that some of these risk-sharing structures have beneficial features in comparison to private MI (*e.g.*, lower costs, reduced counter-party risk due to collateral requirements or more diversified insurance exposures) may create increased competition for private MI on loans traditionally sold to the GSEs with private MI.

During the 2008 financial crisis, the government MIs, principally the FHA and VA, captured an increasing share of the high-LTV MI market. While declining from peak market share, government MIs' market share remains substantially above their historical levels. Government mortgage insurance programs are not subject to the same capital requirements, costs of capital, risk tolerance or business objectives that we and other private mortgage insurers are. Therefore, the government MIs generally have greater financial flexibility in setting their pricing, guidelines, policy terms and capacity. That may put us at a competitive disadvantage. Although there has been broad policy consensus toward the need for private capital to play a continued and consistent role in the U.S. housing finance system, it remains difficult to predict whether the combined market share of the government MIs will recede to pre-2008 levels. Government MIs may continue to maintain a strong combined market position and could increase their market share in the future.

If the government MIs maintain or increase their share of the mortgage insurance market, our business and industry could be negatively affected. Factors that could cause government MIs to remain significant include, among others:

- change to federal housing policy and/or priorities, including government MIs reducing their premiums, which may be more likely under the current Presidential administration, or loosening their underwriting guidelines;

- increase in premium rates or tightening of underwriting guidelines by private mortgage insurers;

- capital constraints in the private MI industry;

- increase in capital requirements imposed on private mortgage insurers by the GSEs or states;

- continuation of increases to or imposition of new GSE loan delivery fees on loans that require MI, which may result in higher borrower costs for MI loans compared to loans insured by government MIs;

- loans insured under federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than GSE securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. federal government;

- difference in the spread between GSE mortgage-backed securities and Ginnie Mae mortgage-backed securities;

- increase in government MIs' loan limits above GSE loan limits;

- change in GSEs' demand to participate in the high-LTV or first-time homebuyer origination market; and

- perceived operational ease of using insurance from government MIs compared to private MI.

The degree to which lenders or borrowers may select these alternatives now, or in the future, is difficult to predict. As one or more of the alternatives described above, or new alternatives that may enter the market, are chosen over MI, our revenues could be adversely impacted. The loss of business in general or the specific loss of more profitable business could have a material adverse effect on our financial position and operating results.

If we are unable to continue to attract and retain the most significant mortgage originators as customers, our ability to achieve our business goals could be negatively impacted.

The success of our mortgage insurance business is highly dependent on our ability to attract and retain as customers the most significant mortgage lenders in the U.S., measured through the combined volume of their retail originations and/or the insured loans they may acquire from other originators. As a result of their size and market share, these entities originate a significant majority of high-LTV mortgages in the U.S. and, therefore, influence the size and pricing of the MI market. We are currently doing business with a majority of these lenders. However, there is no assurance we will receive approvals from each of the remaining lenders to transact MI business with them or that those lenders who have approved us will continue to maintain business relationship with us. If we are unable to maintain our approved status with one or more of these mortgage lenders, our business, financial condition and operating results could be adversely impacted.

We cannot be certain that any loss of business from one or more of our lender customers would be offset or replaced by other new or existing lender customers. Some lenders may decide to write business only with certain mortgage insurers based on their views with respect to an insurer's pricing, price delivery system, service levels, underwriting guidelines, servicing and loss mitigation practices, financial strength or other factors. Our customers may choose to diversify the mortgage insurers with which they do business, which could negatively affect our level of NIW and our market share. In addition, our Master Policies do not require our customers to do business with us. Loss of business from significant customers, if not offset or replaced by additional business from other customers, could have an adverse effect on the amount of new business we are able to write, and consequently, our financial condition and operating results.

If the volume of high-LTV loan originations declines, our NIW volume could decline, which would reduce our revenues.

Our NIW volume and revenues, in part, depend on the volume of high-LTV loan originations and may be negatively affected if the volume of high-LTV loan origination declines. The factors that affect the volume of high-LTV loan originations include, among others:

- the level of loan interest rates. Higher interest rates may increase the potential housing costs for consumers hoping to purchase homes, which may have the effect of reducing the pool of potential borrowers available to purchase homes;

- restrictions on mortgage credit due to more stringent underwriting standards, more restrictive regulatory and capital requirements and lender liquidity issues;

- the health of the real estate industry and the national economy and conditions in regional and local economies, which may be impacted by inflation and the related Federal Reserve measures which may cause potential economic downturn;

- housing affordability;

- housing supply;

- population trends, including the rate of household formation, preferences of potential mortgage borrowers and cultural shifts;

- the rate and anticipated path of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTVs that require MI;

- deductibility of mortgage interest or other changes in tax policy, including the TCJA of 2017, which may have an effect on the residential housing market;

- U.S. government housing policy encouraging loans to first-time homebuyers;

- GSEs' demand to participate in the high-LTV or first-time homebuyer origination market;

- the extent to which the GSEs' guaranty and other fees, credit underwriting guidelines and other business terms affect lenders' willingness to extend credit for high-LTV mortgages; and

- COVID-19 and any related imposed containment measures.

A decline in the volume of high-LTV loan originations could decrease demand for MI, decrease our NIW and therefore reduce our revenues and have a material adverse effect on our operating results.

Our underwriting and credit risk management policies and practices may not anticipate all risks and/or the magnitude of potential for loss as the result of unforeseen risks.

We have established underwriting and credit risk management policies and practices that seek to mitigate our exposure to borrower default risk in our insured loan portfolio by anticipating future risks and their magnitude. Our underwriting and credit risk management guidelines are based on what we believe to be the major factors that influence the performance of mortgage credit. These factors include, among others, borrower and loan-level risk characteristics, lender origination practices and macroeconomic variables that influence the housing market. The presence of multiple higher-risk characteristics (*i.e.,* layered risk) in a loan materially increases the likelihood of a default on such a loan unless, and to the extent, there are other characteristics to mitigate the layered risk.

The frequency and severity of claims we incur is uncertain and depends largely on general economic conditions, including unemployment rate, interest rates, inflation and the effect of the Federal Reserve's action to control inflation (which could lead to potential economic downturn), and trends in home prices. These may also be continue to be impacted by developments relating to the COVID-19 virus. To the extent that certain risks are unforeseen, or if we have underestimated the frequency and/or severity of loss of certain risks, our underwriting and credit risk management policies and practices may not be sufficient to mitigate the effects of these risks. If these policies and practices do not correctly anticipate risk or the potential for loss, we may underwrite business for which we have not charged premium commensurate with the risk, which could result in material adverse effects on our business, financial condition and operating results.

Unexpected material increases in borrower defaults could cause our actual losses to materially exceed our expected loss rates, including in certain geographic regions in which our business may be concentrated and more susceptible to downturns.

Our losses result from events that reduce a borrower's ability or willingness to continue to make mortgage payments. These events include borrower-specific factors, such as job loss, illness, death, divorce, and existing federal supported forbearance programs. These events also include macroeconomic factors, such as rising unemployment, market deterioration, rising interest rates and home price depreciation. Borrowers with high-LTV mortgages often have more difficulty (compared to borrowers with lower LTV mortgages) weathering personal financial hardships caused by unforeseen events, because they may not have sufficient personal savings or available credit to structure viable workout solutions. Rising unemployment rates and deterioration in economic conditions for extended periods of time, including as a result of any potential economic downturn and developments relating to the COVID-19 virus and its variants, across the U.S. or in specific regional economies (such as the wave of layoffs in the technology sector in the recent past), generally increases the likelihood of borrower defaults.

As inflation has lowered housing affordability, the use of adjustable-rate mortgages (ARMs) and interest rate buydown transactions have become more common. Interest rate buydown happens when the builder or seller, to increase the chances of selling a home, contributes funds that subsidizes the buyer's mortgage loan interest rate during a certain period of time, resulting in a lower monthly payment on the mortgage for the buyer. However, once the buydown rate ends, the buyer's monthly payment increases. Increasing interest rates typically also lead to higher monthly payments for borrowers with existing ARMs and could materially impact the cost and availability of refinance options for borrowers. A decline in home values typically makes it more difficult for borrowers to sell or refinance their homes, generally increasing the likelihood of a default followed by a claim when borrowers are impacted by events that reduce their incomes or increase their expenses. In addition, home price depreciation may also decrease the willingness of borrowers with sufficient resources to make mortgage payments when their mortgage balances exceed the values of their homes. Declines in home values typically increase the severity of any claims we may pay. Home values may decline even absent deterioration in economic conditions due to declines in demand for homes, which may result from changes in buyers' perceptions of the potential for future home price appreciation, rising interest rates or availability of mortgage credit. The ending of any widely embraced forbearance programs such as those provided under the CARES Act may also increase the realization of losses related to borrower defaults. If our default and loss projections are materially inaccurate, our actual losses could materially exceed our expectations and adversely affect our financial condition and operating results.

Additionally, while we seek to diversify our insured loan portfolio geographically, the availability of business might lead to concentrations in specific regions in the U.S., which could make our business more susceptible to economic downturns in these regions. Certain regions of the U.S. from time to time will experience weaker economic conditions, higher unemployment, lower property values or weaker housing markets. Consequently, loans in these regions will experience higher rates of default, foreclosure and loss than on loans nationally, and struggling borrowers in regions with an oversupply of homes may be unable to sell their homes as a means to avoid foreclosure. Any deterioration in housing prices, housing markets or economic conditions in regions in which we have a significant concentration of IIF and which adversely affects the ability of borrowers to make payments on their insured loans may increase the likelihood and severity of our losses, which could have a material adverse effect on our financial condition and operating results.

The premiums we charge may be insufficient to cover claim payments and our operating costs.

Our mortgage insurance premiums may not be adequate to cover our future claim payments. We set premiums at the time a policy is issued based on our expectations regarding likely performance over the term of the policy. Our premium rates are developed based on certain expectations that may ultimately prove to be inaccurate. Our premiums are subject to approval by certain state insurance regulators, which can delay or limit our ability to increase our premiums. Generally, we will not be able to cancel the MI coverage or adjust renewal premiums during the life of an MI policy to mitigate adverse development. As a result, when facing higher than anticipated claims, we generally will not be able to offset it by increasing premiums on policies in force, or mitigate it by not renewing or cancelling any coverage. While we believe our capital, premiums and investment earnings will provide a pool of resources sufficient to cover expected loss payments and we have made estimates regarding loss payments and potential claims, we cannot predict with certainty the ultimate number and magnitude of claims we experience. Therefore, the actual premiums (along with investment earnings) may not be sufficient to cover losses and/or our operating costs. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our operating results or financial condition. We may not be able to achieve the results that we expect, and there can be no assurance that losses will not exceed our total resources.

Changes in factors that impact the length of time that our policies remain in force may adversely affect our future revenues and claims experience.

We set premiums at the time our policies are issued based on a broad range of variables, including property, loan, borrower, lender and market (*e.g.*, tax reform) factors to target through-the-cycle returns that exceed our cost of capital. The premium from a single premium policy is collected up front and generally earned over the estimated life of the policy. In contrast, premiums from a monthly premium policy are received and earned each month over the life of the policy and generally cannot be adjusted after coverage is placed. Each year, most of our premiums will be from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a primary determinant of our future revenues and claims paying resources.

A lower level of persistency could reduce our future revenues from our monthly-paid premium products, which constituted about 89% of our primary IIF at year-end 2022. Higher than expected persistency rates could negatively impact our future profitability on monthly premium policies if market and economic conditions change significantly from those we expected when we established the premium rates. In addition, a higher than expected persistency rate will decrease the profitability from single premium policies if they remain in force longer than was estimated when the policies were written.

The factors affecting persistency may include, among others, the following:

- servicing guidelines and other policies of the GSEs and other mortgage investors determining the timing and rationale for cancelling mortgage insurance;

- the level of current mortgage interest rates compared to the mortgage rates on the IIF, which affects the sensitivity of the IIF to refinancings (*i.e.*, lower current interest rates make it more attractive for borrowers to refinance and receive a lower interest rate);

- amount of equity in a home, as homeowners with more equity in their homes can more readily move to a new residence or refinance their existing mortgage;

- changes in rates of home price appreciation or depreciation;

- economic conditions that affect a borrower's decision to pay-off a mortgage earlier than required;

- lenders' credit policies, which may make it more difficult for borrowers to refinance their loans;

- efforts of lenders to solicit borrower refinancing; and

- cancellation of BPMI mandated by the HOPA, with the time-frames for HOPA required cancellations generally accelerating in a lower interest rate environment relative to a higher interest rate environment.

Mortgage interest rates tend to follow the 10-year Treasury yield, which rises and falls based on expectations for the benchmark rate set by the Federal Reserve. In the years leading up to 2022, mortgage interest rates had been at historical lows, primarily as a result of monetary policy by the Federal Reserve which kept the federal funds rate at historical lows. In 2022, in an attempt to curb rising inflation, the Federal Reserve repeatedly and rapidly increased the federal funds rate which hit its highest levels in 15 years in December 2022, and led to rising interest rates and mortgage interest rates. Mortgage interest rates also recorded their largest increase in any calendar year in 2022 and the average rate on a 30-year, fixed-rate mortgage increased to the highest in 20 years. As a result of the higher mortgage interest rates in 2022, we observed lower refinancing activities in the mortgage market compared to what we had observed in recent years prior to 2022, and therefore decreased turnover in our IIF.

However, if in the future inflation lowers and the Federal Reserve subsequently loosens its monetary policy, mortgage interest rates would likely decline. As in the years leading up to 2022, if we experience a lower interest rate environment in the future, we expect that to drive higher levels of refinancing in the mortgage market, including with respect to loans we insure which may have interest rates (*i.e.*, such as those written in 2022 in a higher interest rate environment) that are higher than the future prevailing rates. A lower interest environment could subsequently lead to an increased turnover in our IIF, which could negatively impact our future revenues. We are unsure, however, what the ultimate impact on our revenues will be as insured mortgages are refinanced, because the number of policies we write for replacement mortgages may be more or less than the terminated policies associated with the refinanced mortgages and could be written at lower premium rates. In addition, the GSEs and other mortgage investors who hold the mortgages on which we write mortgage insurance largely control the decision on whether to maintain mortgage insurance. If the GSEs and other mortgage investors change their view on the timing of cancellation of mortgage insurance due to house price appreciation, policy goals, other risk appetite decisions or otherwise, we could experience increased and unexpected turnover in our IIF, which could negatively impact our future revenues.

Increases in inflation, interest rates and mortgage interest rates may have an adverse impact on our business, future revenue, and financial condition.

Since 2021, inflation has increased dramatically. Rising inflation may negatively impact our expense base by increasing the costs (including for services) we have to pay contractors, employees, service providers and vendors. Higher inflation also puts a strain on consumer spending. As general costs for goods and services increase for consumers, their housing and mortgage affordability decrease. Inflation's adverse impact on housing and mortgage affordability may therefore lower overall housing demand, result in lower NIW volume and negatively impact our business, future revenue and financial condition.

In an attempt to curb rising inflation, the Federal Reserve repeatedly and rapidly increased the federal funds rate in 2022 which led to rising interest rates and mortgage interest rates. Higher interest rates and mortgage rates may have an adverse impact on the refinancing origination market and purchase origination market. Higher rates have an adverse impact on the refinancing origination market because higher mortgage interest rates lower the opportunity to refinance an existing loan at a lower mortgage interest rate. Higher rates also have an adverse impact on the purchase origination market because higher mortgage interest rates lower housing and mortgage affordability, and thus consumers' demand for homes. Affordability issues and increases in mortgage rates may also put downward pressure on home prices as buyers' demand for homes decreases. Falling housing demand may result in fewer mortgage originations and a lower price per transaction, reducing the overall size of the MI market. Falling home prices may also result in an increase in our default losses as borrowers' equity in their homes declines and thus decreases our future revenues and returns.

In addition, if the Federal Reserve decides to continue its interest rate hikes, there can be no guarantee the Fed will raise rates at a gradual pace, nor can there be any assurance that markets will not adversely react to rate increases and that the rate hikes would not trigger an economic downturn. Downturns in the domestic economy may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns. Therefore, the ultimate impact that higher inflation rates will have on the mortgage origination and mortgage insurance markets, and our loan delinquencies is unknown, and increases in inflation, interest rates and mortgage interest rates may have an adverse impact on our business, future revenue and financial condition.

We outsource the underwriting of our mortgage insurance on certain loans to third-party underwriting service providers (USPs). If these USPs fail to adequately perform their underwriting services or place our coverage on loans we would deem ineligible, we could experience increased claims on loans underwritten by them and our customer relationships could be negatively impacted.

If our USPs fail to adequately perform their underwriting services, such as mishandling of customer inquiries or an inability to underwrite a sufficient volume of applications per day, we may lose opportunities to place mortgage insurance coverage on particular loans. Our reputation may also suffer and customers may choose not to do business with us. In addition, if our USPs place our MI coverage on loans that are ineligible for coverage under our underwriting guidelines, our risk of claims will be increased on those loans or the premiums we charge may be inadequate for the corresponding risk. We do not have the right under our Master Policies to cancel coverage of an ineligible loan as a result of a USP making an incorrect decision. Further, other than being able to terminate our contracts with these USPs, we generally do not have express loan-level monetary contractual remedies against these USPs if we are obligated to pay claims on ineligible loans that they improperly agreed to insure on our behalf. If these USPs fail to perform their services as expected, we could experience increased claims on loans underwritten by them and our customer relationships could be negatively impacted, which would have an adverse impact on our business, financial condition and operating results.

Our Master Policies contain restrictions on our ability to rescind coverage for certain material misrepresentations (including fraud) and underwriting defects, and if we were to fail to timely discover any such misrepresentations or underwriting defects, our rights of rescission would be significantly limited, and we could suffer increased losses as a result of paying claims on loans with unacceptable risk characteristics.

Under our Master Policies' rescission relief provisions, we agree that we will not rescind coverage of an insured loan for material misrepresentation (including borrower fraud) or underwriting defects if the conditions for such relief are satisfied as specified in the applicable Master Policy. In addition, after a loan has achieved rescission relief, we have agreed to limitations on our ability to initiate certain investigations of fraud or misrepresentation by parties involved in the origination of an insured loan. Our earliest rescission relief on an insured loan is subject to our successful completion of an independent validation on such loan. The current processes we have in place to validate insured loans may be ineffective in detecting material misrepresentations and/ or underwriting defects. After a loan meets the conditions for rescission relief, we are contractually prohibited from exercising our rights of rescission for material underwriting defects and certain misrepresentations (including borrower fraud) made in connection with the origination of the insured loan and placement of our mortgage insurance. In addition, after a loan attains rescission relief, our rights to conduct investigations of potential fraud or misrepresentation are significantly curtailed and the evidentiary standards we must meet to pursue rescission for fraud are more stringent. See Item 1, "*Business - Underwriting - Independent Validation and Rescission Relief.*" With these provisions in our Master Policies, we may be obligated to pay claims on certain loans with unacceptable risk characteristics or which failed to meet our underwriting guidelines at the time of origination. As a result, we could suffer unexpected losses, which could adversely impact our business, financial condition and operating results.

The mix of business we write affects our revenue stream and the likelihood of losses occurring.

Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with LTVs over 95% (or in certain markets that have experienced declining housing values, over 90%), lower credit scores, with lower scores tending to have higher probabilities of claims, or higher total DTI ratios (*i.e.*, DTIs greater than 45%). Loans with high LTVs leave the borrower with little, no or negative equity in the related property, which may result in increased defaults by such borrowers. In addition, depreciation in the values of properties underpinning our insured loans may increase the likelihood of default, and consequently the frequency or severity of losses. Loans with combinations of these risk factors have a higher degree of layered risk. In general, we charge higher premiums for loans with higher risk characteristics; however, there is no guarantee that our premiums will compensate us for any losses we incur on such loans. From time to time, in response to market conditions, we may change the types of loans that we insure and the guidelines under which we insure them, and in doing so, the concentration of insured loans with higher risk characteristics in our portfolio may increase. In addition, we may make programmatic or loan-by-loan exceptions to our underwriting guidelines, including for certain customer programs. We could incur greater than expected claims incidence and claim severity on insured loans that fall outside of our guidelines, which could negatively impact our revenues and operating results.

We expect our claims to increase as our insured loan portfolio grows and matures.

The actual claims we incur as our portfolio matures are difficult to predict and depend on the specific characteristics of our current in-force book (including the credit score and DTI of the borrower, the LTV ratio of the mortgage and geographic concentrations, among others), as well as the risk profile of new business we write in the future. In addition, our claims experience is affected by macroeconomic factors such as housing prices, inflation, interest rates, mortgage rates, unemployment rates and other events, such as natural disasters or global pandemics (including the ultimate future consequences of COVID-19), and any federal, state or local governmental response thereto. See Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Insurance Claims and Claim Expenses.*" Incurred losses and claims may exceed our expectations in the event of general economic weakness or decreases in housing values. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our operating results and financial condition.

Our business depends, in part, on effective and reliable loan servicing.

We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our Master Policies require our insureds and their servicers to timely submit premium and IIF and default reports, use commercially reasonable efforts to limit and mitigate loss when a loan is in default and if loss mitigation efforts are unsuccessful, to pursue foreclosure of the underlying property in accordance with required timelines and practices, which are generally set by the GSEs. Servicers are required to comply with a multitude of legal, regulatory and GSE requirements, procedures and standards for servicing residential mortgage loans. If servicers of our insured loans fail to adhere to applicable requirements, procedures and standards, our losses may unexpectedly increase.

We have delegated the authority to implement certain loss mitigation options on loans we insure (*e.g.*, modifications, short sales and deeds-in-lieu) to the GSEs, who have in turn delegated such authority to most of their approved servicers, pursuant to the delegation agreements. Servicers who service GSE-owned loans are required to operate under the GSEs' required standards in accepting certain loss mitigation alternatives. We are dependent on these servicers to appropriately make these decisions under their delegated authority to mitigate our exposure to loss. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us and may increase the incidence of paid claims. Inappropriate delegation procedures or failure of servicers to adhere to required standards may increase the magnitude of our losses and have an adverse effect on our business, financial condition and operating results. Our delegation of loss management decisions to the GSEs is subject to cancellation; however, exercise of these rights may have an adverse effect on our relationship with the GSEs and servicers.

The COVID-19 pandemic demonstrated that government actions in response to a national pandemic could create strains on servicers in connection with the remittance of premiums. The COVID-19 virus, and the continuing spread and rise of new variants, remains a threat and we cannot estimate how the rise of new variants and government actions in response to them could affect our servicers in the future. If one or more of our large servicers were to experience adverse effects to its business, such servicers could experience delays in meeting their reporting requirements, which could result in our inability to correctly record new loans as they are underwritten and/or properly recognize and establish loss reserves on loans when defaults exist or occur but are not reported timely or at all. Significant failures by large servicers or disruptions in the servicing of mortgage loans we insure would adversely impact our business, financial condition and operating results.

If the estimates we use in establishing claims reserves are incorrect, the actual claim payments we make may materially exceed the amount of our corresponding claims reserves, resulting in unexpected charges to income, which could be material and adversely affect our results of operations.

We establish reserves for claims and claim expenses for insured mortgage loans that are in default. A loan is considered to be in default as of the payment date at which a borrower has missed the preceding two or more consecutive monthly payments. We establish reserves for loans that have been reported to us as in default by servicers, referred to as case reserves, and additional loans that we estimate (based on actuarial review and other factors) to be in default that have not yet been reported to us by servicers, referred to as "IBNR." We also establish reserves for claim expenses, which represent the estimated cost of the claim administration process, including legal and other fees and other general expenses of administering the claim settlement process.

Reserves are established by estimating the number of loans in default that will result in a claim payment, referred to as claim frequency, and the amount of the claim payment expected to be paid on each such loan in default, referred to as claim severity. Claim frequency and severity estimates are established based on historical observed experience regarding certain loan factors, such as age of the default, cure rates, size of the loan and estimated change in property value.

The establishment of claims and IBNR reserves is subject to inherent uncertainty and requires significant judgment by management. Our estimates of claim frequency and severity are strongly influenced by prevailing economic conditions, including current rates or trends in unemployment, housing price appreciation and/or interest rates, the availability of forbearance, foreclosure moratorium, modification and other assistance programs available to defaulted borrowers, and our best judgments as to the future values or trends of these macroeconomic factors. These factors are outside of our control and difficult to predict. Further, our expectations regarding future claims may change significantly over time. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated. Due to the inherent uncertainty and significant judgment involved in the numerous assumptions required to estimate our losses, our loss estimates may vary widely. Because claims and IBNR reserves are based on such estimates and judgments, there can be no assurance that even in a stable economic environment, actual claims paid by us will not be substantially different than the reserves we established for such claims. Our business, operating results and financial condition will be adversely impacted if, and to the extent, our actual losses are greater than our claims and IBNR reserves.

Further, consistent with industry practice, our reserving method does not take account of losses that could occur from insured loans that are not in default. Thus, future potential losses that may develop from loans not currently in default are not reflected in our financial statements, except in the case where we are required to establish a premium deficiency reserve. As a result, future losses on loans that are not currently in default may have a material impact on future results if, and when, such losses emerge.

The COVID-19 virus may continue to impact our financial results and may also continue to affect our business, liquidity and financial condition.

The COVID-19 virus has had and may continue to have negative impacts on the economy and on the financial, equity and credit markets, both globally and within the U.S. While the initial impact of COVID-19 on our business has moderated, the COVID-19 virus, with the rise of new variants (including those with greater transmissibility and/or mortality rates), has continued to pose a global risk and affect communities across the U.S.

During the pandemic, there were a number of governmental and GSE efforts to implement programs designed to assist individuals and businesses impacted by the COVID-19 virus, including the CARES Act, the Consolidated Appropriations Act, 2021 (2021 Appropriations Act), the American Rescue Plan Act (the American Rescue Plan). These programs provide financial assistance for businesses and individuals, and targeted regulatory relief for financial institutions. Among other things, the CARES Act suspended foreclosures and evictions and remains in effect today. The GSEs, the primary purchasers of mortgages we insure, have also adopted certain measures during the pandemic to assist borrowers impacted by COVID-19. Consistent with the CARES Act, the GSEs have provided a forbearance plan to certain borrowers. At the end of a forbearance plan, the affected borrower will not be required to pay back their reduced or suspended mortgage payments in one lump sum, but may be eligible for a number of different options offered by their mortgage servicer depending on their financial situation, including repayment plans, resuming normal payments or lowering the monthly loan payment through a modification. Notwithstanding the GSEs' efforts and other programs, there can be no assurance that borrowers will be able to remain current on their mortgages after a forbearance period ends, and a significant percentage could remain in default and result in mortgage insurance claims.

Given the continuing spread and mutation of COVID-19 virus and the rise of new variants both within and outside of the U.S., the extent to which the COVID-19 virus and its current and future variants may materially impact our future financial results, business, liquidity and/or financial condition is uncertain and cannot be predicted. There were and there may continue to be impacts on our markets, customers, new business, revenues, loss development and related impacts to our capital needs, employee health and productivity, investment portfolio performance, and ability to access capital and reinsurance markets in the future (if we need to). The magnitude of any future impact of the COVID-19 virus and its variants on our business will depend on, among other things: the spread of the virus and its variants (including those with greater transmissibility and/or mortality rates); the extent and duration of any future containment measures implemented by governmental authorities to manage the spread of the virus and its variants; the extent and effectiveness of medical treatments and vaccination efforts for the virus and its variants; the extent and duration of COVID-19's effects on the economy, unemployment, governmental assistance programs, consumer confidence and consumer and business spending; and the virus and its variants' long-term impact on the mortgage origination and mortgage insurance markets. Because the COVID-19 virus and its variants has continued to pose a global risk and affect communities across the U.S., COVID-19 may continue to have an impact and effect on our business, liquidity, results of operations and financial condition.

The occurrence of natural or man-made disasters or pandemics could adversely affect our business, financial condition and operating results.

We are exposed to various risks arising out of natural disasters, including pandemics, earthquakes, wildfires, hurricanes, floods, tornadoes and other events that could be related to and could be worsened by changing climatic conditions. We are also exposed to various risks arising out of man-made disasters, including acts of terrorism, and military actions. For example, a natural disaster event could lead to unexpected changes in persistency rates as policyholders and borrowers who are affected by the disaster may be unable to meet their contractual obligations, such as mortgage payments on loans we insure. The continued threat of terrorism may cause significant volatility in global financial markets, and a natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in new business and increased claims from those areas, and adverse effects on home prices in those areas, which could result in unexpected loss experience in our business. These events also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, the value of the assets in our investment portfolio could be adversely affected if such an event affects companies' ability to pay us principal or interest on their securities.

We insure mortgages for homes in areas that have been impacted by natural disasters, including from hurricanes and wildfires. Following such natural disasters, we and other MIs typically experience an increase in defaults on insured mortgages secured by homes in the impacted areas that negatively impact our incurred losses. Our ultimate claims exposure when we experience these events depends on the number of loans in default, proximate cause of each default and cure rate of the default population. Cure rates on loan defaults following natural disasters are influenced by the adequacy of homeowners and other hazard insurance carried on a related property, GSE-sponsored forbearance and other assistance programs, and a borrower's access to aid from government entities and private organizations, in addition to other factors which generally impact cure rates in unaffected areas. We have observed that loans in default in disaster zones typically cure at a higher rate than non-disaster related loans in default. As such, we historically have established lower reserves for these type of defaults than we otherwise do for similarly situated loans in default in non-disaster zones. Due to the inherent uncertainty and significant judgment involved in our assumptions, our loss estimates may turn out to be materially inaccurate and we can provide no assurance that actual claims paid by us, if any, on defaulted loans in disaster zones will not be substantially different than the reserves we establish for such claims.

Climate change and efforts to manage climate risk by government agencies could affect our business and operations.

We do not directly insure climate-related risks. Our insurance policies also generally exclude losses resulting from physical damage to the properties securing the loans we insure. While climate related risks such as flood, wildfire, wind, and earthquake do not directly cause losses to our business, we are indirectly exposed to risks of climate change. A natural disaster event could be triggered by climate change and could lead to unexpected changes in persistency rates as policyholders and borrowers who are affected by the disaster may be unable to meet their contractual obligations, such as mortgage payments on loans we insure. A natural disaster triggered by climate change could also trigger an economic downturn in the areas directly or indirectly affected by the natural disaster. These consequences could, among other things, result in a decline in new business and increased claims from those areas, and adverse effects on home prices in those areas, which could result in unexpected loss experience in our business. These events also could disrupt public and private infrastructure, including communications and financial services, which could disrupt normal business operations.

Since 2020, the FHFA has been increasingly vocal about climate and natural disasters and their impact on the GSEs and the Federal Home Loan Banks (together, the regulated entities) and the national housing market, and has designated climate change as a priority concern and instructed the GSEs to actively consider its effects in their decision making. In January 2021, the FHFA issued a Request for Input (RFI) regarding Climate and Natural Disaster Risk Management on the regulated entities and hosted a public listening session. The RFI asked for information on data, FHFA's supervisory and regulatory responsibilities, financial disclosures, affordability, and fairness and equity. In December 2021, the FHFA's current director (and then acting director) Sandra Thompson issued a statement that instructed FHFA's regulated entities to designate climate change as a priority concern and actively consider its effects in their decision making. To that end, the FHFA announced a new Conservatorship Scorecard which would hold the GSEs accountable for ensuring resiliency to climate risks, and also enhanced its monitoring and supervision of climate change issues. It is possible that efforts to manage climate risk by the FHFA, GSEs (including through GSE guideline or mortgage insurance policy changes) or others could materially impact the volume and characteristics of our NIW (including its policy terms), home prices in certain areas and defaults by borrowers in certain areas, as well as increase the costs to us of providing mortgage insurance in certain areas, and therefore may impact our business and operations.

We are exposed to certain risks associated with our third-party reinsurance transactions, including the possibility that our reinsurers will fail to perform their obligations or that we will lose the capital credit we expected to receive when we entered into the transactions as a result of future GSE or Wisconsin OCI action or if any of our reinsurers experiences a downgrade or other adverse business event.

We use third-party reinsurance, including the QSR Transactions, the ILN Transactions and XOL Transactions, to actively manage our risk, ensure compliance with PMIERs, state regulatory and other applicable capital requirements and support the growth of our business. There is a risk that these transactions will not continue to provide the benefits we expected when we entered into them, including as a result of our counter-parties under the QSR Transactions and XOL Transactions (which are not fully collateralized like the ILN Transactions) not performing their obligations, the GSEs or the Wisconsin OCI not continuing to give us full capital credit as anticipated for the duration of the contracts, or if one or more reinsurers under any of the QSR Transactions or XOL Transactions experiences a downgrade or other adverse business event. Any of these events could have negative impacts on the credit for the risk transferred under the reinsurance agreements and, in turn, on our capital needs, PMIERs position and growth potential.

Reinsurance does not relieve us of our direct liability to our insureds to pay claims, even when there are reinsurance recoverables available to us under the QSR Transactions or XOL Transactions. Accordingly, we bear credit risk with respect to such reinsurers. To mitigate this risk, there are certain contractual protections that establish sources from which we may directly obtain our reinsurance recoverables under the QSR Transactions or XOL Transactions. The ILN Transactions are fully collateralized with funds deposited into trust accounts to secure the obligations of the reinsurers to NMIC under the respective reinsurance agreement. See Part II, Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 6, Reinsurance*," below. To the extent the amounts in the QSR Transaction or XOL Transaction trust accounts are insufficient to cover loss recoveries and other amounts to which we are entitled under the QSR Transactions or XOL Transactions, we would attempt to recover such amounts directly from the reinsurers. One or more reinsurers may be unable or unwilling to pay reinsurance recoverables owed to us in the future, which could have an adverse effect on our financial condition.

If any reinsurer under the QSR Transactions or XOL Transactions experiences a ratings downgrade, the related reinsurance agreements obligate any such reinsurer, consistent with PMIERs requirements, to increase collateral in the related trust account. If the reinsurer breaches its collateral obligations, and fails to cure after notice, we may terminate the agreement with respect to such reinsurer. The QSR Transactions and XOL Transactions generally also give us the right to terminate the agreements in certain other circumstances, including, among other reasons, if a reinsurer becomes insolvent, has its license revoked or reinsures its entire liability under the relevant QSR Transaction or XOL Transaction with another entity. If we experience an early termination, we would be required to re-assume the risk ceded to the breaching reinsurer and the PMIERs and statutory capital credit we received when we entered into the agreement would be reversed. Depending on the timing and severity, such an event could have a material adverse effect on our financial condition, growth potential and future capital needs.

In addition, the GSEs and the Wisconsin OCI have the right periodically to review performance under our third-party reinsurance transactions, including the reinsurers' financial strength and other factors (which may be unknown to us) the GSEs and Wisconsin OCI may believe are important to an evaluation of the transactions. As a result of such reviews, the GSEs or the Wisconsin OCI could withdraw their approvals or continue their approvals, but grant less than full capital credit. If we do not continue to receive full capital credit in connection with these transactions, we would likely need to seek other sources of capital or reductions in RIF sooner than we would have expected with full capital credit under PMIERs and state insurance laws. Future sources of capital will depend on the cost, availability and terms and conditions that are acceptable to us, our regulators and the GSEs. We cannot be sure that we will be able to secure other sources of capital or substitute reductions in RIF in the amounts we require and on favorable terms, if at all.

Our operating results depend in large part on our ability to manage the risks related to the growth of our business and on maintaining and enhancing effective operating procedures and internal controls.

Our mortgage insurance business has been rapidly growing since 2013. Our future operating results depend to a large extent on our ability to successfully manage the continued growth of our business and the demands such growth places on our operations personnel and senior management team. The unexpected loss of key management and other personnel, or the inability to recruit, develop and retain qualified management talent in the future, could have an adverse effect on our business, financial condition or operating results. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, be required to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could have an adverse effect on our business, financial condition or operating results.

Our future operating results also depend on our ability to continue to implement and improve our operational, credit, financial, management and other disclosure and internal risk controls and procedures and our reporting systems and procedures. Our management does not expect that our disclosure and internal risk controls and procedures will prevent all potential errors and fraud. We may not successfully implement improvements to, or integrate, our controls and procedures in an efficient or timely manner and may discover deficiencies in existing controls and procedures. There can be no guarantee that we will not experience flaws in our internal controls and procedures in the future.

The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. If our controls are not effective or not properly implemented, we could suffer financial or other loss, disruption of our business, regulatory sanctions or damage to our reputation. Losses resulting from these failures can vary significantly in size, scope and scale and may have a material adverse effect on our business, financial condition and operating results.

We are exposed to operational risk from fraud, malfeasance or error by borrowers, employees and third-party service providers, and any such fraud, malfeasance or error could materially and adversely affect us.

We are exposed to many types of operational risk, including the risk of fraud or malfeasance by borrowers, employees and outsiders, including third-party service providers, clerical record-keeping errors and transactional errors. Our business depends on our employees and third parties to process a large number of transactions. We could be materially and adversely affected if one of our employees or one of our systems causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with whom we do business also could be sources of operational risk to us, including breakdowns or failures of such parties' own systems or employees. Given our hybrid and remote work arrangements of our employees and staff, the effectiveness of our compliance programs and overall ability to prevent and detect fraud or malfeasance by our employees or contractors may be diminished. Any of these occurrences could result in a diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could result in a material adverse effect on our financial position and operating results.

If we do not maintain connectivity with or otherwise meet the technological demands of our customers or are unable to develop, enhance and maintain our proprietary technology platform, our business and financial performance could be adversely affected.

We primarily rely on e-commerce and other technologies to provide and distribute our MI products and services. Our customers require us to provide and service our MI products in a secure manner, including through our proprietary technology platform, our internet website or direct electronic data transmissions. To enhance our ability to provide innovative IT solutions for our internal and external constituents, we are party to an agreement with TCS, whereby TCS provides services across such functions as application development and support, infrastructure support (service desk, end user computing and engineering services) and information security functions. We underwrite and service our MI portfolio within a proprietary insurance management platform which has deployed technology that enables our customers to transact business in a secure manner. Our lender customers may choose to do business only with mortgage insurers with which they are already technologically compatible and may choose to retain existing MI providers rather than invest the time and resources to integrate with a new MI provider. Our business, financial condition and operating results may be adversely impacted if we do not successfully establish and maintain these arrangements and relationships, or otherwise keep pace with the technological demands of customers.

The success of our business depends on our ability to timely and effectively resolve any significant issues that may arise with the operation of our technology platform. While we anticipate that our engagement with TCS will enhance our ability to further develop, deploy, and service our technology platform, any delays caused by the outsourcing of these functions, deterioration in our relationship with TCS, or termination of our engagement with TCS could lead to significant disruptions in our operations. If our technology platforms fail to perform in the manner we expect, our business, financial condition and operating results may be significantly harmed. Further, our business would be negatively impacted if we are unable to enhance our platform when necessary to support our primary business functions, including to match or exceed the technological capabilities of our competitors over time. We cannot predict with certainty the cost of maintaining and improving our platform, but failure to make necessary improvements and any significant shortfall in any technology enhancements or negative variance in the timeline in which system enhancements are delivered could have an adverse effect on our business, financial condition and operating results.

We may not be able to prevent the unauthorized disclosure or misuse of confidential, personal or proprietary information.

Our IT systems process, transmit, store and protect large amounts of personal information of borrowers whose mortgages we insure, in addition to the confidential, proprietary, financial and other information that are critical to our business. Our IT systems and networks, including those functions that we may outsource, are vulnerable to unauthorized access, interruptions or failures due to events that are often beyond our control, including cyber-attacks, natural disasters, theft, terrorist attacks and general technology failures. We may, from time to time, upgrade certain of our information systems, and transform and automate certain of our business processes. We also have outsourced certain technology and business functions to third parties, and may continue to do so in the future. If we fail to timely and successfully implement and integrate new technology systems or if the systems and/or transformed and automated business processes do not operate as expected, this may expose us to increased risk related to data and information security and unexpected service disruptions, which could result in monetary and reputational damage or harm to our competitive position. Our remote and hybrid working arrangements may also increase the risk of cyber-security attacks or data security incidents. In particular, in the current remote and hybrid working arrangements environment, our employees and vendors rely on the use of portable computers and mobile devices, which can be stolen, lost or misused, making information accessible through such devices more vulnerable to unauthorized access, including by employee malfeasance. We have adopted information security procedures and controls to safeguard our systems and the information that we process, transmit and store, including multi-factor authentication and a new biometrics solution to authenticate employee login. Despite these efforts, we may not be able to anticipate or implement effective preventive measures against all cyber threats, or detect and contain a breach in a timely manner, including because employees or contractors may not follow the controls we have implemented, the invasive techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources and methods. Our remote or hybrid working arrangements may exacerbate these risks. Our employees, contractors, customers or other users of our systems are from time-to-time subject to fraudulent inducements by parties attempting to gain access to our data or that of our customers. Although we believe that we have appropriate information security policies and systems in place, there is no assurance that our information security policies and systems in place can prevent unauthorized use or disclosure of confidential information, including nonpublic personal information. Any compromise of the security of our IT systems may result in loss of personally identifiable information, financial losses, loss of customers and the inability to transact business; could be costly and time-consuming to address and resolve; could expose us to liability for further compromise, damages, harm our reputation, subject us to regulatory scrutiny and/or expose us to civil litigation or regulatory action. If any of these were to occur, our business, financial condition and operating results could be materially adversely affected. Further, the technology errors and omissions, and insurance coverage we maintain may be unavailable or inadequate to fully cover claims and/or costs associated with incidents that may occur in the future.

Adverse investment performance may affect our financial results and ability to conduct business.

Income from our investment portfolio provides a growing source of revenue and cash flow to support our operations and claim payments. If we improperly structure our investments to meet those future liabilities or have unexpected losses in our portfolio, including losses resulting from impairments or the forced liquidation of investments before their maturity, we may be unable to meet those obligations. NMIC's investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. Much of our investment portfolio has been established at a time of historically low interest rates. If market interest rates rise above the rates on our fixed income securities, it would increase unrealized losses on these securities and decrease the market value of our investment portfolio. If it was necessary to sell these securities while they are in an unrealized loss position, it would adversely impact our financial condition.

We may be required or find it advisable to change our investments or investment policies depending upon regulatory, economic, social and market conditions, or our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. The success of our investment activity is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and, consequently, the value of fixed income securities.

We face regulatory and litigation risks associated with offering loan review services.

NMIS offers loan review services for certain of our customers that are performed by SAFE Act-licensed third-party service providers, including on loans for which NMIC is not providing mortgage insurance. Under the terms of our service agreements and subject to such agreements' contractual limitations on liability, we provide limited indemnity rights for "material errors," if such errors materially impair the saleability of a reviewed loan, results in a material reduction in the value of such loan or results in the customer being required to repurchase such loan. The indemnification may be in the form of monetary or other remedies, subject to per loan and annual limitations. Accordingly, we have assumed some credit risk in connection with providing these services. NMIS contracts with SAFE Act-licensed third-party service providers to provide loan review services, and we believe we have structured NMIS' operations so that it does not itself engage in any activities that would trigger licensure under the SAFE Act. However, the CFPB or other regulators could take a different position, thereby increasing the risk of regulatory scrutiny and potential enforcement action and/or litigation involving these loan review services. Any such scrutiny, enforcement action or litigation could result in a diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could in turn result in a material adverse effect on our financial position and operating results. See "*The private MI industry is, and as a participant we are, subject to litigation and regulatory enforcement risk generally*," below.

Risks Related to Regulation of the Mortgage Insurance Industry

There can be no assurance that the GSEs will continue to treat us as an approved insurer in the future, and our failure to maintain compliance with the GSEs' PMIERs could adversely impact our business, financial condition and operating results.

NMIC is a GSE-*approved insurer*, and the significant majority of insurance we write is on loans sold to the GSEs. The GSEs set their own counter-party standards for private mortgage insurers, known as PMIERs. (*Italicized* terms have the same meaning that such terms have in the PMIERs.) As a result, our compliance with the PMIERs is necessary to maintain NMIC's status as an *approved insurer*. The PMIERs establish operational, business, remedial and financial requirements applicable to *approved insurers*. By April 15th of each year, NMIC must certify it met all PMIERs requirements as of December 31st of the prior year. NMIC also has an ongoing obligation to immediately notify the GSEs in writing upon discovery of its failure to meet one or more of the PMIERs requirements, some of which do not have materiality thresholds. We certified to the GSEs by April 15, 2022 that NMIC was in full compliance with the PMIERs as of December 31, 2021.

There can be no assurance, however, that NMIC will continue to comply with the PMIERs financial requirements. If NMIC were to experience a material reduction to revenues or an unexpected, significant increase in losses, NMIC's available assets could fall below the minimum required assets mandated by the PMIERs financial requirements. In addition, as NMIC continues to grow its business and increase its net RIF, NMIC may need to raise additional capital or reduce its net RIF, including through the use of additional reinsurance, to remain in compliance with the PMIERs financial requirements and to continue to support new business writings. Any future growth capital may be in the form of debt, equity, or a combination of both. We can give no assurance that our efforts to raise capital, obtain additional reinsurance or otherwise reduce our RIF would be successful.

The PMIERs provide that the table of factors that determine minimum required assets will be updated every two years or more frequently to reflect macroeconomic conditions, loan performance or to address other issues the GSEs deem important. In addition, the GSEs may amend or clarify other aspects of the PMIERs at any time. There is no assurance NMIC will remain in compliance or that the GSEs will not make the PMIERs financial requirements more onerous in the future. If any future updates to the PMIERs would require NMIC to materially increase the amount of available assets to support its business writings, the amount of capital NMIC is required to hold will increase, which may have a negative effect on our returns. Any such effect could have a negative impact on our flexibility to meet our business plans and our future operating results.

Compliance with PMIERs requires us to seek the GSEs' prior approval before taking many actions, including implementing new products or services or entering into inter-company agreements among other actions. In addition, for an approved insurer to receive a reduction in its risk-based required asset amount for new or revised reinsurance transactions, the approved insurer must obtain the GSEs' written approval. PMIERs' approval requirements could prohibit, materially modify or delay us in our intended course of action. Further, the GSEs may modify or change their interpretation of terms they require us to include in our mortgage insurance policies for loans purchased by them, requiring us to modify our terms of coverage or operational procedures to remain an approved insurer, and such changes could have a material adverse impact on our financial position and operating results. For example, we and other approved insurers were required to implement new master policies to, among other things, include terms that conform to the GSEs' RRP. It is possible the GSEs could, in their own discretion, require additional limitations and/or conditions on certain of our activities and practices that are not currently in the PMIERs or otherwise required by the GSEs for us to remain an approved insurer. Additional requirements or conditions imposed by the GSEs could further limit our operating flexibility and the areas in which we may write new business.

If, in the future, NMIC fails to comply with the PMIERs, including the financial requirements, it may lose its approved insurer status from one or both GSEs, or may have to enter into a remediation plan (with the approval of the GSEs), curtail its business writings or cease transacting new business altogether. Any of these events would have a material adverse impact on our financial condition and future business prospects.

Changes in the business practices of the GSEs, including a decision to decrease or discontinue the use of private MI, or changes in the terms on which mortgage insurance coverage may be cancelled, federal legislation that changes their charters or a restructuring of the GSEs or changes in loan delivery pricing imposed by the GSEs could reduce the private MI market opportunity, reduce our revenues or increase our losses.

The requirements and practices of the GSEs impact the operating results and financial performance of approved insurers, including NMIC. Changes in the charters or business practices of the GSEs could materially reduce the number of mortgages they purchase that are insured by us and consequently diminish our franchise value. The GSEs could be directed to make such changes by the FHFA, which was appointed as their conservator in September 2008 and has the authority to control and direct the operations of the GSEs.

With the GSEs in a prolonged conservatorship, there has been ongoing debate over the future role and purpose of the GSEs in the U.S. housing market. The U.S. Congress may legislate, or the administration may implement through administrative reform, structural and other changes to the GSEs and the functioning of the secondary mortgage market. Since 2011, there have been numerous legislative proposals intended to incrementally scale back the GSEs (such as a statutory mandate for the GSEs to transfer mortgage credit risk to the private sector) or to completely reform the housing finance system. Congress, however, has not enacted any legislation to date. The proposals vary with regard to the government's role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee. Recently, there has been increased focus on and discussion of administrative reform independent of legislative action. The former director of FHFA leadership was more focused on preparing the GSEs to exit from conservatorship by increasing the GSEs' overall capital levels and reducing their credit risk profile. In December 2020, the FHFA published a final rule (2020 ERCF rule) establishing a new enterprise regulatory capital framework (ERCF) for the GSEs, which included provisions governing the capital relief allowed to the GSEs for loans with private MI. The 2020 ERCF rule established that loans with private MI as opposed to loans without private MI, provide more favorable capital relief to the GSEs.

Leadership at the FHFA changes from time-to-time. Given that the Director of the FHFA is removable by the President at will, the agency's agenda, policies and actions likely will be significantly influenced by the then current administration. Accordingly, it is difficult to predict whether or how the FHFA might seek to implement GSE oversight beyond the current administration's term. In 2021, President Biden removed the former director of FHFA and appointed a new director to lead the FHFA. Unlike the prior Director's focus to exit the GSEs from conservatorship, Director Thompson's actions are more focused on balancing the dual mandate of the GSEs, including safety and soundness of the housing finance system and on increasing the accessibility and affordability of mortgage credit, especially to low-and-moderate income borrowers and underserved communities. Between Director Thompson and the Treasury Department, they possess significant capacity to effect administrative GSE reforms. In September 2021, the FHFA under Director Thompson, together with the Treasury Department, proposed amendments to the 2020 ERCF rule. On March 16, 2022, the FHFA adopted the final rule (effective May 16, 2022) (2022 ERCF amendment) that amended the ERCF by refining the prescribed leverage buffer amount and the CRT securitization framework for the GSEs, which reduced the amount of capital the GSEs are required to hold, including by increasing the capital credit the GSEs receive for the credit risk that they distribute. While the 2022 ERCF amendment made positive modifications to the ERCF, the total capital required to be held by the GSEs upon implementation of the final rule remains significant. An increase in the capital required to be held by us under PMIERs could make our products more expensive and could have a material adverse impact on our financial condition and future business prospects.

Other potential GSE reforms, whether through legislation or administrative action, could impact the current role of private mortgage insurance as credit enhancement, including its reduction or elimination, which would have an adverse effect on our revenue, operating results, prospects or financial condition. Some other examples of potential GSE reforms or policy changes that could impact our business, may also include, but are not limited by, the following:

- Policies or requirements that may result in a reduction in the number of mortgages GSEs acquire;

- The national conforming loan limit for mortgages GSEs acquire;

- The level of mortgage insurance required;

- The terms on which mortgage insurance coverage may be canceled, including GSE requirements and programs that permit cancellation prior to reaching the cancellation thresholds and conditions established by law;

- The terms required to be included in master policies for the mortgage insurance policies GSEs acquire;

- The amount of loan level price adjustments or guarantee fees that the GSEs charge on loans that require mortgage insurance; and

- The degree of influence that the GSEs have over a mortgage lender's selection of the mortgage insurer providing coverage.

As a result of these matters, it is uncertain what role private capital, including MI, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Passage and timing of any comprehensive GSE reform or incremental change (legislative or administrative) is uncertain, making the actual impact on us and our industry difficult to predict. Any such changes that come to pass could have a significant impact on our business.

In recent years, the FHFA has set goals for the GSEs to transfer significant portions of the GSEs' mortgage credit risk to the private sector. Several credit risk transfer products had been created to transfer mortgage credit risk to the private sector, including the now suspended IMAGIN and EPMI and others discussed above in "*Our NIW volumes could be adversely affected if lenders and investors select alternatives to private MI.*" To the extent these and any other current or potential credit risk products that may evolve in a manner that displace primary MI coverage, the amount of insurance we write may be reduced. It is difficult to predict the impact of any other current or potential alternative credit risk transfer products, if any, that are developed to meet the goals established by the FHFA.

We are subject to comprehensive state insurance regulations and capital adequacy requirements, which we must satisfy to continue to operate our MI business.

The U.S. MI industry and our insurance subsidiaries are subject to comprehensive state regulation in each jurisdiction in which they are licensed or authorized to do business. Regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results. Although their scope varies, state insurance laws generally grant broad supervisory powers to state insurance regulatory authorities to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business, including premium rates, trade and claims practices, accounting methods, marketing practices, policy forms and capital adequacy. These state insurance regulatory authorities could take actions that could materially impact the types of products and services we and our industry are permitted to offer, including requiring us (and other MI companies) to modify current pricing and business practices. Further, failure to comply with the applicable regulations could lead to enforcement or disciplinary action, including the imposition of penalties and the revocation of our authorization to operate.

NMIC's principal regulator is the Wisconsin OCI. Under applicable Wisconsin law, as well as that of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to its RIF for the mortgage insurer to continue to write new business. While formulations of minimum capital may vary in each jurisdiction that has such a requirement, the most common measure applied allows for a maximum permitted RTC ratio of 25:1. Wisconsin and certain other states, including California and Illinois, apply a substantially similar requirement referred to as minimum policyholders' position. If our business grows faster (*i.e.*, our RIF grows faster than expected) or is less profitable than expected (*i.e.*, our revenues do not generate the return we expect), our actual RTC ratios over the short to mid-term could exceed our expected RTC ratios and could begin to approach the limits to which we are subject, which could require us to enter into alternative arrangements to reduce our RIF, including through additional reinsurance or raising additional capital. If this were to occur, we can give no assurance that our efforts to obtain additional reinsurance or otherwise reduce our RIF, or to raise capital would be successful, and if such efforts are unsuccessful, we could exceed state-imposed capital requirements. Accordingly, if we fail to meet the capital adequacy requirements in one or more states, we could be required to suspend writing business in some or all of the states in which we do business.

The NAIC has formed the Working Group to discuss and recommend changes to the solvency and market practices regulation of mortgage insurers, including changes to the Model Act. We, along with other mortgage insurers, have provided feedback to the Working Group since early 2013, including comments on proposed amendments to the Model Act which is still pending. The Working Group's discussions are ongoing and the ultimate outcome of these discussions and any potential actions taken by the NAIC cannot be predicted at this time. If the Working Group's final proposal to the NAIC contains more stringent capital requirements, this could ultimately lead to NMIC being obligated to hold more capital for its insured business than we are required to hold under PMIERs, which would reduce our profitability compared to the profitability we expect under the existing capital requirements.

The private MI industry is, and as a participant we are, subject to litigation and regulatory enforcement risk generally.

We operate in highly regulated industries that inherently pose a heightened risk of litigation and regulatory proceedings. As a result, the members of the MI industry, including NMIC, face litigation risk, including the risk of class action lawsuits, and administrative enforcement by federal regulators and state insurance agencies in the ordinary course of operations. In addition, the private MI industry, including NMIC, may be affected by changes in the laws and regulations to which we are subject or the way they are interpreted or applied. See "*Item 1 - Business - U.S. Mortgage Insurance Regulation.*"

In the past, other mortgage insurers (not including us) have been involved in litigation and regulatory enforcement actions alleging violations of Section 8 of RESPA. Among other things, Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of MI business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of MI business. Various regulators, including the CFPB, state insurance commissioners and state attorneys general, may bring actions seeking various forms of relief in connection with alleged violations of the referral fee limitations of RESPA, as can private litigants in class actions. In the years following the 2008 financial crisis, the CFPB pursued a higher volume of enforcement actions against mortgage industry participants, including mortgage insurers. In particular, the CFPB focused on challenging mortgage insurers' captive reinsurance arrangements under Section 8 of RESPA. The insurance law provisions of many states also prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. Leadership change at the CFPB or the White House may also have an impact on future CFPB enforcement activity. The CFPB's interpretation and enforcement of Section 8 of RESPA presents regulatory risk for many providers of "settlement services," including mortgage insurers.

We currently are not a party to any federal or state regulatory enforcement actions; however, such proceedings could arise in the future. The cost to defend, and the ultimate resolution of, any such action or proceeding could have a material adverse impact on our business, financial condition and operating results. Should we become a party to an action by any of these regulators, the ultimate outcome is difficult to predict, and it is possible that any outcome could be negative to us specifically or the industry in general and such a negative outcome could have an adverse effect on our business, financial position and operating results.

From time-to-time, we have been involved in certain legal proceedings in the ordinary course of business. To date, we have not recognized a material liability related to any of our legal proceedings. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of any such matters in the future could have an unanticipated material adverse effect on our liquidity, financial position and operating results.

Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ATR Rules defining a QM negatively impact the size of the origination market.

In January 2014, the CFPB implemented the Dodd-Frank Act ATR mortgage provisions (ATR), which govern the obligation of lenders to determine a borrower's ability to pay when originating a mortgage loan covered by ATR. A subset of mortgages falling under the ATR that has certain low-risk characteristics are known as QMs. QMs that are deemed to have the lowest risk profiles are entitled to a safe-harbor presumption of compliance with the ability-to-pay requirements. In the fourth quarter of 2020, the CFPB released a series of final rules to (i) eliminate the QM Patch, (ii) amend the definition of a General QM, and (iii) provide for a new, Seasoned QM category. The General QM final rule was effective on March 1, 2021 with an extended mandatory compliance date of October 1, 2022. However, the GSEs announced on April 8, 2021 that, for loan applications received on or after July 1, 2021, they will only purchase loans satisfying the New General QM Definition. See "Item 1, "Business - U.S. Mortgage Insurance Regulation - Other U.S. Regulation - Housing Finance Reform" above for a summary of the GSEs final rules related to QMs. The long-term effects of the expiration of the QM Patch and implementation of the General QM and Seasoned QM final rules could affect the residential mortgage market and demand for private mortgage insurance.

The Dodd-Frank Act also gave statutory authority to the HUD, the VA, and the USDA to develop their own definitions of "QM," which those agencies have completed. To the extent lenders find that the HUD definition of QM is more favorable to certain segments of their borrowers, they may choose FHA products over private MI products.

We, along with other industry participants, have observed that the significant majority of covered loans made after the effective date of the ATR rule have been QMs. We expect that most lenders will continue to be reluctant to make loans that do not qualify as QMs because absent full compliance with the ATR rule, such loans will not be entitled to a safe-harbor presumption of compliance with the ability-to-pay requirements. As a result, we believe ATR regulations have given rise to a subset of borrowers who cannot meet the regulatory QM standards, thus restricting their access to mortgage credit and reducing the size of the residential mortgage market. It is unclear whether the expiration of the QM Patch or the revised General QM rule or the new Seasoned QM category will have any impact on access to mortgage credit or the size of the mortgage market. Our business prospects and operating results could be adversely impacted if, and to the extent that, the QM regulations or the CFPB's actions negatively impact the size of the origination market.

The Company may be adversely impacted by the phasing out of London Interbank Offered Rate (LIBOR).

Certain financial contracts around the world specify rates that are based on LIBOR which is produced daily by averaging the rates for inter-bank lending reported by a number of banks. As previously announced by the United Kingdom's Financial Conduct Authority in 2017, most maturities and currencies of LIBOR were phased out at the end of 2021, with the remaining ones to be phased out on June 30, 2023. Efforts to identify and transition to a set of alternative U.S. dollar reference rates have been underway, including proposals by the Alternative Reference Rates Committee of the Federal Reserve (ARRC). In 2017, the ARRC recommended an alternative reference rate referred to as the Secured Overnight Financing Rate (SOFR), a combination of certain overnight repo rates, to replace USD LIBOR, and the Federal Reserve Bank of New York began publishing SOFR in 2018.

We have exposure to LIBOR-indexed financial instruments, including our credit instruments and ILN Transactions. As of December 31, 2022, we held $21.9 million of floating-rate securities in our investment portfolio that yield interest based on an index rate, predominantly LIBOR, plus a margin (the LIBOR-indexed securities).

We continue to analyze potential risks associated with the LIBOR transition, including financial, operational, legal and market risks. We have reviewed and identified our LIBOR-indexed financial instructions. We have created an enterprise plan for our LIBOR-based contracts to transition to an alternative reference rate at the discontinuance of LIBOR. We continue to review and monitor our exposure to LIBOR, along with the market adoption of alternative reference rates and industry-standard contractual fall-back provisions.

Each of our LIBOR-indexed financial instruments and we believe most of our LIBOR-indexed securities provides for determining an alternative reference rate if LIBOR is discontinued. LIBOR-indexed ARMs typically provide lenders with the option to choose a comparable rate if LIBOR ceases to exist. However, there is considerable uncertainty as to how the financial services industry will address the discontinuance of LIBOR in these financial instruments. Alternative reference rates that replace LIBOR may not yield the same or similar economic results over the lives of these financial instruments. In addition, while the ARRC was created to ensure a successful transition from LIBOR, there can be no assurance that the ARRC will endorse practices that create a smooth transition and minimize value transfers between market participants, or that its endorsed practices will be broadly adopted by market participants. In addition, we cannot anticipate how long it will take to develop the systems and processes necessary to adopt SOFR or other benchmark replacements, which may delay and contribute to uncertainty and volatility surrounding the LIBOR transition.

Accordingly, a change or transition away from LIBOR as a common reference rate in the financial market could have a range of adverse effects on our business. In particular any such transition could:

- adversely affect the interest rates we pay on our LIBOR-indexed financial instruments;

- cause volatility in the yield of our LIBOR-indexed securities and investment income;

- prompt additional inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate;

- result in disputes, litigation or other actions with our counterparties regarding the interpretation and enforceability of certain fall-back language in LIBOR-based instruments and securities we hold; and

- disrupt the residential mortgage market, including with respect to ARMs, if replacement indices unilaterally chosen by lenders negatively impact borrowers, which could give rise to higher than expected rates of default on such loans and increased litigation.

Risks Related to Our Holding Company and Capital Structure

Our holding company structure and certain regulatory and other constraints could affect our ability to satisfy our obligations and potentially require us to raise more capital.

NMIH serves as the holding company for our operating subsidiaries and does not have any significant operations of its own. NMIH's principal source of operating cash is investment income, and could in the future include dividends from NMIC and Re One, which currently does not have active insurance exposure. NMIC has the capacity to pay aggregate ordinary dividends of $98.0 million to NMIH during the twelve-month period ending December 31, 2023, without prior approval from the Wisconsin OCI. NMIH also has access to $250 million of undrawn revolving credit capacity under the senior secured credit facilities. In addition, NMIH currently receives cash from our insurance subsidiaries, consisting of payments made under our tax and expense-sharing arrangements. Among such agreements, the Wisconsin OCI has approved the allocation of interest expense on our $400 million aggregate principal amount of senior secured notes that mature on June 1, 2025 (the Notes) and senior secured credit facilities to NMIC to the extent proceeds from the Notes offering and facility are distributed to NMIC or used to repay, redeem or otherwise defease amounts raised by NMIC under prior credit arrangements that have previously been distributed to NMIC. The expense-sharing arrangements between us and our subsidiaries, as amended, have been approved by the Wisconsin OCI, but such approval may be revoked at any time. NMIH depends on these sources of liquidity to make principal and interest payments under its current debt arrangements and to pay certain corporate expenses and income taxes, among other things. If payments to NMIH were curtailed or limited, there is a risk that NMIH would be unable to satisfy its financial obligations.

NMIH's dividend income is limited to upstream dividend payments from our subsidiaries. With respect to our insurance subsidiaries, under Wisconsin law, dividends in excess of prescribed limits are deemed "extraordinary" and require approval of the Wisconsin OCI. Other states in which our insurance subsidiaries are licensed also limit or restrict their ability to pay dividends. It is possible that Wisconsin and other states that have dividend restrictions will adopt revised statutory provisions or interpretations of existing statutory provisions that could be more restrictive than those currently in effect or will otherwise take actions that may further restrict the ability of our insurance subsidiaries to pay dividends or make distributions or returns of capital. In addition, under the PMIERs, if an approved insurer fails to meet the PMIERs financial requirements, such approved insurer may not pay dividends without the prior written approval of the GSEs.

In addition, to support NMIC's future growth, we could be required to provide additional capital support for NMIC if additional capital is required by the GSEs or pursuant to insurance laws and regulations. If we were unable to meet our obligations, NMIC could lose GSE approval and/or be required to cease writing business in one or more states, which would adversely impact our business, financial condition and operating results.

To the extent that the funds generated from investment income or by our ongoing operations and capitalization are insufficient to fund future operating requirements, we may need to raise additional funds through future financing activities, including through the issuance of additional debt, equity, or a combination of both, reduce our RIF, including through additional reinsurance, or curtail our growth and reduce our expenses. NMIH's future capital requirements depend on many factors, including NMIC's ability to successfully write new business, establish premium rates at levels sufficient to cover claims and operating costs and meet minimum required asset thresholds under the PMIERs. We can give no assurance that our efforts to raise capital, obtain additional reinsurance or otherwise reduce our RIF would be successful. If we cannot obtain adequate capital, our business, financial condition and operating results could be adversely affected.

Our substantial indebtedness could adversely affect our financial condition.

We currently have and will continue to have a substantial amount of indebtedness. As of December 31, 2022 our debt totaled approximately $396.1 million.

Our indebtedness could have significant negative consequences for our business, financial condition and operating results, including:

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional financing;

- requiring the dedication of a substantial portion of the cash flow from our subsidiaries' operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes;

- making it more difficult for us to retain our existing ratings or to obtain investment-grade credit ratings in the future;

- making it more difficult to conduct our business successfully or to grow our business, or limiting our flexibility in planning for, or reacting to, changes in our business; and

- placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

In addition, our senior secured credit facilities and the indenture governing our senior secured notes contain certain restrictive covenants that, among other things, limit our ability to incur additional indebtedness, make investments, incur liens, transfer or dispose of assets, merge with or acquire other companies and pay dividends. Our senior secured credit facilities require us to comply with certain financial and other maintenance covenants. A failure to comply with covenants or the other terms of our senior secured credit facilities and the indenture governing our senior secured notes could result in an event of default under such indebtedness, which, if not remedied, may trigger an event of default under certain other indebtedness.

If the lenders under our senior secured credit facilities terminate their commitments or we are unable to satisfy certain covenants or representations, we may not have access to funding in a timely manner, or at all, when we require it. If funding is not available under the senior secured credit facilities when we require it, our ability to continue our business practices or pursue our current strategy could be limited. If any indebtedness under the senior secured credit facilities or our senior notes is accelerated, we cannot assure you that our assets would be sufficient to repay such amounts in full, and the lenders and/or noteholders could foreclose on the collateral securing the obligations under the senior secured credit facilities and the senior notes, including, subject to regulatory approval, the stock of NMIC and Re One. Any of these actions could have a material adverse effect on our business, financial condition and operating results.

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Any indebtedness we may incur under our senior secured credit facilities and our future indebtedness may be subject to variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

Despite our substantial level of debt, we may incur more debt, which could exacerbate any or all of the risks described above.

We may incur substantial additional debt in the future, including up to $250 million in borrowings we may choose to make under our 2021 Revolving Credit Facility. Although the credit agreement governing our 2021 Revolving Credit Facility and the indenture governing our senior secured notes each limit our ability and the ability of certain of our subsidiaries to incur additional debt, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, we may incur additional debt in compliance with these restrictions. In addition, our 2021 Revolving Credit Facility and indenture does not prevent us from incurring certain obligations that do not constitute "indebtedness" as defined therein. To the extent that we incur additional debt or such other obligations, the risks associated with our credit agreement and indenture described above, including our possible inability to service our debt or other obligations, would increase.

Our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our business, financial condition and operating results.

Our current issuer credit and debt ratings are below investment grade. Our current credit ratings, or any future negative actions the credit agencies may take, could affect our ability to access the reinsurance, credit and capital markets in the future and could lead to worsened trade terms, adversely affecting the cost. An inability to access reinsurance, capital and credit markets when needed to continue to grow our business, refinance our existing debt or raise new debt or equity could have a material adverse effect on our business, financial condition, operating results and liquidity.

Risks Related to Ownership of Our Common Stock

We do not currently pay any dividends on our common stock and may not pay any dividends on our common stock in the future, and payment of any declared dividends may be delayed.

We have not declared or paid dividends in the past, and we may not pay dividends in the future. As a result, until we otherwise declare and pay dividends on our common stock, only appreciation in the price of our common stock, which may not occur, will provide a return to investors. Any future declaration and payment of dividends by our Board will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our Board deems relevant. In addition, we may enter into additional credit agreements or other debt arrangements in the future that could restrict our ability to declare or pay cash dividends on our common stock.

The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.

The market price of our common stock may fluctuate substantially and be highly volatile, which may make it difficult for stockholders to sell their shares of our common stock at the volume, prices and times desired. There are many factors that impact the market price of our common stock, including, without limitation:

- general market conditions, including price levels and volume and changes in interest rates and rising inflation;
- national, regional and local economic or business conditions;
- the effects of, and changes in, trade, tax, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
- changes in U.S. housing and housing finance policy, including changes to the GSEs and the role of government MIs;
- our actual or projected financial condition, liquidity, operating results, cash flows and capital levels;
- changes in, or failure to meet, our publicly disclosed expectations as to our future financial and operating performance;
- publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
- market valuations, as well as the financial and operating performance and prospects, of similar companies;
- future issuances or sales, or anticipated issuances or sales, of our common stock or other securities convertible into or exchangeable or exercisable for our common stock;
- additional indebtedness we may incur in the future;
- expenses incurred in connection with changes in our stock price, such as changes in the value of the liability reflected on our financial statements associated with outstanding warrants;
- the potential failure to establish and maintain effective internal controls over financial reporting;
- additions or departures of key personnel and management;
- our failure to satisfy the continued listing requirements of the Nasdaq; and
- our failure to comply with the Sarbanes-Oxley Act of 2002.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock. In the past, stockholders of certain companies other than NMIH have sometimes instituted securities class action litigation against such companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business or operating results.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale, and future issuances of our common stock may depress our share price and dilute the book value of our common stock.

As of December 31, 2022, we had 86,472,742 shares of our common stock issued and 83,549,879 shares outstanding. Sales of substantial amounts of our common stock in the public market in the future, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate.

Our Amended and Restated 2014 Omnibus Incentive Plan (2014 Plan) has a total of 8,250,000 shares authorize for issuance. Any shares issued under our 2014 Plan, including as a result of the exercise of stock options, would dilute the percentage ownership held by investors who purchase our shares prior to such issuance.

We have the authority, without action or vote of our stockholders except as required under Nasdaq rules, to issue all or any part of our authorized but unissued shares of common stock, including shares that may be issued to satisfy our obligations under our stock incentive plans, and securities and instruments that are convertible into shares of our common stock. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock and might dilute the book value of our common stock or result in a decrease in the per share price of our common stock.

Future issuance of debt or preferred stock, which would rank senior to our Class A common stock upon our liquidation, may adversely affect the market value of our common stock.

Shares of our common stock are equity interests and do not constitute indebtedness of NMIH. In the future, we may attempt to increase our capital resources by issuing additional debt, including bank debt, commercial paper, medium-term notes, senior or subordinated notes or classes of shares of preferred stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of shares of our common stock. Accordingly, if we were liquidated, holders of our debt securities and preferred stock and lenders with respect to our 2021 Revolving Credit Facility or other future borrowings, if any, would receive a distribution of our available assets prior to the holders of shares of our common stock. Any decision to issue debt or preferred stock in the future will depend on market conditions and other factors, some of which will be beyond our control. We cannot predict or estimate the amount, timing or nature of such future issuances. Holders of our common stock bear the risk of such future issuances of debt or preferred stock reducing the market value of our common stock.

Provisions contained in our organizational documents, as well as provisions of Delaware law and Wisconsin insurance law, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board. Our corporate governance documents include, among others, provisions that:

- provide that special meetings of our stockholders generally can only be called by the chairman of the Board, the Chief Executive Officer or by resolution of the Board;

- provide our Board the ability to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may grant preferred holders voting, special approval, dividend or other rights or preferences superior to the rights of the holder of common stock;

- provide our Board the ability to issue common stock and warrants within the amount of authorized capital;

- provide that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders; and

- provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, generally must provide timely advance notice of their intent in writing and certain other information not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting.

These provisions, alone or together, could delay hostile takeovers and changes of control of the Company or changes in our management. Additionally, cumulative voting in the election of our directors in not allowed.

As a Delaware corporation, we are also subject to anti-takeover provisions of Delaware law, including Section 203 of The Delaware General Corporation Law, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

In addition, Wisconsin's insurance laws and regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Wisconsin OCI. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of our voting securities. In addition, the insurance laws and regulations of other states in which NMIC and/or Re One are licensed insurers require notification to the state's insurance department a specified period before a person acquires control of us. If regulators in these states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.

Any provision of our certificate of incorporation or bylaws or Delaware law or under the Wisconsin insurance regulations that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease approximately 36,983 square feet of office space in Emeryville, California pursuant to an office facility lease that we initially entered into in 2012 (as amended, the Lease). The term of the Lease extends through March 2030.

Item 3. Legal Proceedings

Certain lawsuits and claims arising in the ordinary course of business may be filed or pending against us or our affiliates from time to time. In accordance with applicable accounting guidance, we establish accruals for all lawsuits, claims and expected settlements when we believe it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. When a loss contingency is not both probable and reasonably estimable, we do not establish an accrual. Any such loss estimates are inherently uncertain, based on currently available information and are subject to management's judgment and various assumptions. Due to the inherent subjectivity of these estimates and unpredictability of outcomes of legal proceedings, any amounts accrued may not represent the ultimate resolution of such matters.

To the extent we believe any potential loss relating to such lawsuits and claims may have a material impact on our liquidity, consolidated financial position, results of operations, and/or our business as a whole and is reasonably possible but not probable, we disclose information relating to any such potential loss, whether in excess of any established accruals or where there is no established accrual. We also disclose information relating to any material potential loss that is probable but not reasonably estimable. Where reasonably practicable, we will provide an estimate of loss or range of potential loss. No disclosures are generally made for any loss contingencies that are deemed to be remote.

We have been named as a defendant in one litigation case that involves refunds of mortgage insurance premiums under the Homeowners Protection Act. We currently are unable to assess the outcome of this litigation nor whether this litigation may become material over time. Based upon information available to us and our review of lawsuits and claims filed or pending against us to date, we have not recognized a material accrual liability for these matters, nor do we currently expect it is reasonably possible that these matters will result in a material liability to the Company. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of such matters currently pending or threatened could have an unanticipated material adverse effect on our liquidity, consolidated financial position, results of operations, and/or our business as a whole, in the future.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the Nasdaq stock exchange under the symbol "NMIH." On February 10, 2023, there were 83,656,173 shares of our Class A common stock outstanding and approximately thirteen holders of record. There are no shares of our Class B common stock outstanding. The closing price of our common stock on Nasdaq on February 10, 2023 was $22.95.

No dividends on our common stock have previously been declared or paid, and we may not declare or pay dividends in the future. For information on our ability to pay dividends, see Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources*" and Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 16, Regulatory Information - Dividend Restrictions.*"

Issuer Purchases of Equity Securities

The following table provides information about purchases of NMI Holdings, Inc. common stock by us during the three months ended December 31, 2022.

($ In Thousands, except for per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares That May Yet Be Repurchased Under the Plans or Program [1]
Period:				
10/1/2022 to 10/31/2022	223,377	$ 20.93	223,377	$ 68,457
11/1/2022 to 11/30/2022	31,925	21.93	31,925	68,425
12/1/2022 to 12/31/2022	—	—	—	68,425
Total	255,302	$ 21.05	255,302	

[1] On February 10, 2022, our Board of Directors approved a $125 million share repurchase program effective through December 31, 2023. As of December 31, 2022, $68.4 million of repurchase authority remained available under the program. See Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 15, Common Stock,*" for additional information.

Common Stock Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock from December 31, 2017 until December 31, 2022, with the cumulative total stockholder return on the Russell 2000 Index, S&P Small Cap 600 Index and an index of selected mortgage insurance companies (Peer Index). The Peer Index includes Essent, MGIC and Radian. The total stockholder's returns are not necessarily indicative of future returns. Information contained or referenced in the stock performance graph below is being furnished with this report and will not be deemed "filed" for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act.



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
NMI Holdings, Inc.	$ 100	$ 105	$ 195	$ 133	$ 129	$ 123
Russell 2000 Index	100	89	112	134	154	122
S&P Small Cap 600	100	92	112	125	159	133
Peer Index (ESNT, MTG, RDN)	100	79	122	105	111	97

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included below in Item 8 of this report and the Risk Factors included above in Part I, Item 1A of this report. In addition, investors should review the "Cautionary Note Regarding Forward-Looking Statements" above.

Overview

We provide private MI through our primary insurance subsidiary, NMIC. NMIC is wholly-owned, domiciled in Wisconsin and principally regulated by the Wisconsin OCI. NMIC is approved as an MI provider by the GSEs and is licensed to write coverage in all 50 states and D.C. Our subsidiary, NMIS, provides outsourced loan review services to mortgage loan originators and our subsidiary, Re One, historically provided reinsurance coverage to NMIC in accordance with certain statutory risk retention requirements. Such requirements have been repealed and the reinsurance coverage provided by Re One to NMIC has been commuted. Re One remains a wholly-owned, licensed insurance subsidiary; however, it does not currently have active insurance exposures.

MI protects lenders and investors from default-related losses on a portion of the unpaid principal balance of a covered mortgage. MI plays a critical role in the U.S. housing market by mitigating mortgage credit risk and facilitating the secondary market sale of high-LTV (*i.e.,* above 80%) residential loans to the GSEs, who are otherwise restricted by their charters from purchasing or guaranteeing high-LTV mortgages that are not covered by certain credit protections. Such credit protection and secondary market sales allow lenders to increase their capacity for mortgage commitments and expand financing access to existing and prospective homeowners.

NMIH, a Delaware corporation, was incorporated in May 2011, and we began start-up operations in 2012 and wrote our first MI policy in 2013. Since formation, we have sought to establish customer relationships with a broad group of mortgage lenders and build a diversified, high-quality insured portfolio. As of December 31, 2022, we had issued master policies with 1,875 customers, including national and regional mortgage banks, money center banks, credit unions, community banks, builder-owned mortgage lenders, internet-sourced lenders and other non-bank lenders. As of December 31, 2022, we had $184.0 billion of primary IIF and $47.6 billion of primary RIF.

We believe that our success in acquiring a large and diverse group of lender customers and growing a portfolio of high-quality IIF traces to our founding principles, whereby we aim to help qualified individuals achieve their homeownership goals, ensure that we remain a strong and credible counter-party, deliver a high-quality customer service experience, establish a differentiated risk management approach that emphasizes the individual underwriting review or validation of the vast majority of the loans we insure, utilizing our proprietary Rate GPS® pricing platform to dynamically evaluate risk and price our policies, and foster a culture of collaboration and excellence that helps us attract and retain experienced industry leaders.

Our strategy is to continue to build on our position in the private MI market, expand our customer base and grow our insured portfolio of high-quality residential loans by focusing on long-term customer relationships, disciplined and proactive risk selection and pricing, fair and transparent claim payment practices, responsive customer service, and financial strength and profitability.

Our common stock trades on the Nasdaq under the symbol "NMIH." Our headquarters is located in Emeryville, California. As of December 31, 2022, we had 242 employees. Our corporate website is located at *www.nationalmi.com*. Our website and the information contained on or accessible through our website are not incorporated by reference into this report.

We discuss below our results of operations for the periods presented, as well as the conditions and trends that have impacted or are expected to impact our business, including new insurance writings, the composition of our insurance portfolio and other factors that we expect to impact our results.

Conditions and Trends Affecting Our Business

COVID-19 and Other Developments

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a global health emergency and subsequently characterized the outbreak as a global pandemic on March 11, 2020. In an effort to stem contagion and control the spread of the virus, the population at large severely curtailed day-to-day activity and local, state and federal regulators imposed a broad set of restrictions on personal and business conduct nationwide. The COVID-19 pandemic, along with the widespread public and regulatory response, caused a dramatic slowdown in U.S. and global economic activity.

The global dislocation caused by COVID-19 was unprecedented and the pandemic had a direct impact on the U.S. housing market, private mortgage insurance industry, and our business and operating performance for an extended period. More recently, however, the acute economic impact of COVID-19 has begun to recede. While the pandemic continues to pose a global risk and affect communities across the U.S., it is no longer the single dominant driver of our performance that it had been in earlier periods. COVID-19 is now one of several mosaic factors, including a range of macroeconomic forces and public policy initiatives that are influencing our market and business.

Although we are optimistic that the nationwide COVID-19 vaccination effort and other medical advances will continue to support a normalization of personal and business activity, the path of the virus remains unknown and subject to risk. Given this uncertainty, we are not able to fully assess or estimate the impact the pandemic may have on the mortgage insurance market, our business performance or our financial position at this time, and it remains possible COVID-19 could again trigger more severe and adverse outcomes in future periods.

It is also possible that emerging macroeconomic factors, including persistent inflation, increasing interest rates, flagging consumer confidence and increasing jobless claims could have a pronounced impact on the housing market, the mortgage insurance industry and our business in future periods. A marked decline in housing demand, a significant and protracted decrease in house prices or a sustained increase in unemployment could reduce the pace of new business activity in the private mortgage insurance market and negatively impact our future NIW volume, or contribute to an increase in our future default and claim experience.

Key Factors Affecting Our Results

Customer Development

We have important relationships with customers across all categories and allocation profiles, including National Accounts and Regional Accounts, and centralized and decentralized lenders. Our sales and marketing efforts are broadly focused on expanding our presence with existing customers and activating new customer relationships. We consider an activation to be the point at which we have signed a Master Policy, established IT connectivity and generated a first application or first dollar of NIW from a customer. During the year ended December 31, 2022, we activated 120 lenders, compared to 122 and 101 for the years ended December 31, 2021 and December 31, 2020, respectively. We also continued to expand our business with existing customers, deepening our existing relationships and capturing what we believe to be an increasing portion of their annual MI volume. At December 31, 2022, we had issued 1,875 Master Policies and established 1,434 active customer relationships, compared to 1,732 and 1,316, respectively, as of December 31, 2021 and 1,570 and 1,195, respectively, as of December 31, 2020.

New Insurance Written, Insurance-In-Force and Risk-In-Force

NIW is the aggregate unpaid principal balance of mortgages underpinning new policies written during a given period. Our NIW is affected by the overall size of the mortgage origination market and the volume of high-LTV mortgage originations. Our NIW is also affected by the percentage of such high-LTV originations covered by private versus government MI or other alternative credit enhancement structures and our share of the private MI market. NIW, together with persistency, drives our IIF. IIF is the aggregate unpaid principal balance of the mortgages we insure, as reported to us by servicers at a given date, and represents the sum total of NIW from all prior periods less principal payments on insured mortgages and policy cancellations (including for prepayment, nonpayment of premiums, coverage rescission and claim payments). RIF is related to IIF and represents the aggregate amount of coverage we provide on all outstanding policies at a given date. RIF is calculated as the sum total of the coverage percentage of each individual policy in our portfolio applied to the unpaid principal balance of such insured mortgage. RIF is affected by IIF and the LTV profile of our insured mortgages, with lower LTV loans generally having a lower coverage percentage and higher LTV loans having a higher coverage percentage. Gross RIF represents RIF before consideration of reinsurance. Net RIF is gross RIF net of ceded reinsurance.

Net Premiums Written and Net Premiums Earned

We set our premium rates on individual policies based on the risk characteristics of the underlying mortgage loans and borrowers, and in accordance with our filed rates and applicable rating rules. On June 4, 2018, we introduced a proprietary risk-based pricing platform, which we refer to as Rate GPS®. Rate GPS® considers a broad range of individual variables, including property type, type of loan product, borrower credit characteristics, and lender and market factors, and provides us with the ability to set and charge premium rates commensurate with the underlying risk of each loan that we insure. We introduced Rate GPS® in June 2018 to replace our previous rate card pricing system. While most of our new business is priced through Rate GPS®, we also continue to offer a rate card pricing option to a limited number of lender customers who require a rate card for operational reasons. We believe the introduction and utilization of Rate GPS® provides us with a more granular and analytical approach to evaluating and pricing risk, and that this approach enhances our ability to continue building a high-quality mortgage insurance portfolio and delivering attractive risk-adjusted returns.

Premiums are generally fixed for the duration of our coverage of the underlying loans. Net premiums written are equal to gross premiums written minus ceded premiums written under our reinsurance arrangements, less premium refunds and premium write-offs. As a result, net premiums written are generally influenced by:

- NIW;
- premium rates and the mix of premium payment type, which are either single, monthly or annual premiums, as described below;
- cancellation rates of our insurance policies, which are impacted by payments or prepayments on mortgages, refinancings (which are affected by prevailing mortgage interest rates as compared to interest rates on loans underpinning our in force policies), levels of claim payments and home prices; and
- cession of premiums under third-party reinsurance arrangements.

Premiums are paid either by the borrower (BPMI) or the lender (LPMI) in a single payment at origination (single premium), on a monthly installment basis (monthly premium) or on an annual installment basis (annual premium). Our net premiums written will differ from our net premiums earned due to policy payment type. For single premiums, we receive a single premium payment at origination, which is earned over the estimated life of the policy. Substantially all of our single premium policies in force as of December 31, 2022 were non-refundable under most cancellation scenarios. If non-refundable single premium policies are canceled, we immediately recognize the remaining unearned premium balances as earned premium revenue. Monthly premiums are recognized in the month billed and when the coverage is effective. Annual premiums are earned on a straight-line basis over the year of coverage. Substantially all of our policies provide for either single or monthly premiums.

The percentage of IIF that remains on our books after any twelve-month period is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher persistency rates can have a significant impact on our net premiums earned and profitability. Generally, faster speeds of mortgage prepayment lead to lower persistency. Prepayment speeds and the relative mix of business between single and monthly premium policies also impact our profitability. Our premium rates include certain assumptions regarding repayment or prepayment speeds of the mortgages underlying our policies. Because premiums are paid at origination on single premium policies and our single premium policies are generally non-refundable on cancellation, assuming all other factors remain constant, if single premium loans are prepaid earlier than expected, our profitability on these loans is likely to increase and, if loans are repaid slower than expected, our profitability on these loans is likely to decrease. By contrast, if monthly premium loans are repaid earlier than anticipated, we do not earn any more premium with respect to those loans and, unless we replace the repaid monthly premium loan with a new loan at the same premium rate or higher, our revenue is likely to decline.

Effect of reinsurance on our results

We utilize third-party reinsurance to actively manage our risk, ensure compliance with PMIERs, state regulatory and other applicable capital requirements, and support the growth of our business. We currently have both quota share and excess-of-loss reinsurance agreements in place, which impact our results of operations and regulatory capital and PMIERs asset positions. Under a quota share reinsurance agreement, the reinsurer receives a premium in exchange for covering an agreed-upon portion of incurred losses. Such a quota share arrangement reduces premiums written and earned and also reduces RIF, providing capital relief to the ceding insurance company and reducing incurred claims in accordance with the terms of the reinsurance agreement. In addition, reinsurers typically pay ceding commissions as part of quota share transactions, which offset the ceding company's acquisition and underwriting expenses. Certain quota share agreements include profit commissions that are earned based on loss performance and serve to reduce ceded premiums. Under an excess-of-loss agreement, the ceding insurer is typically responsible for losses up to an agreed-upon threshold and the reinsurer then provides coverage in excess of such threshold up to a maximum agreed-upon limit. We expect to continue to evaluate reinsurance opportunities in the normal course of business.

Excess-of-loss reinsurance

Insurance-linked notes

NMIC is party to reinsurance agreements with the Oaktown Re Vehicles that provide it with aggregate excess-of-loss reinsurance coverage on defined portfolios of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the respective Oaktown Re Vehicle then provides second layer loss protection up to a defined reinsurance coverage amount. NMIC then retains losses in excess of the respective reinsurance coverage amounts.

The respective reinsurance coverage amounts provided by the Oaktown Re Vehicles decrease over a ten-year period as the underlying insured mortgages are amortized or repaid, and/or the mortgage insurance coverage is canceled (except the coverage provided by Oaktown Re VI Ltd. and Oaktown Re VII Ltd., which decreases over a 12.5-year period). As the reinsurance coverage decreases, a prescribed amount of collateral held in trust by the Oaktown Re Vehicles is distributed to ILN Transaction noteholders as amortization of the outstanding insurance-linked note principal balances. The outstanding reinsurance coverage amounts stop amortizing, and the collateral distribution to ILN Transaction noteholders and amortization of insurance-linked note principal is suspended if certain credit enhancement or delinquency thresholds, as defined in each agreement, are triggered (each, a Lock-Out Event). As of December 31, 2022, the 2018 ILN Transaction was deemed to be in Lock Out due to the default experience of its underlying reference pool and the 2021-2 ILN Transaction was deemed to be in Lock Out in connection with the initial build of its target credit enhancement level. As such, the amortization of reinsurance coverage, and distribution of collateral assets and amortization of insurance-linked notes was suspended for both ILN Transactions. The amortization of reinsurance coverage, distribution of collateral assets and amortization of insurance-linked notes issued in connection with the 2018 and 2021-2 ILN Transactions will remain suspended for the duration of the Lock-Out Event for each respective ILN Transaction, and during such period assets will be preserved in the applicable reinsurance trust account to collateralize the excess-of-loss reinsurance coverage provided to NMIC. Effective August 31, 2022, a Lock-Out Event for the 2019 ILN Transaction was deemed to have cleared and amortization of the associated reinsurance coverage, and distribution of collateral assets and amortization of the associated insurance-linked notes resumed.

NMIC holds optional termination rights under each ILN Transaction, including, among others, an optional call feature which provides NMIC the discretion to terminate the transaction on or after a prescribed date, and a clean-up call if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount at inception or if NMIC reasonably determines that changes to GSE or rating agency asset requirements would cause a material and adverse effect on the capital treatment afforded to NMIC under a given agreement. In addition, there are certain events that trigger mandatory termination of an agreement, including NMIC's failure to pay premiums or consent to reductions in a trust account to make principal payments to noteholders, among others.

Effective March 25, 2022 and April 25, 2022, NMIC exercised its optional clean-up call to terminate and commute its previously outstanding excess of loss reinsurance agreements with Oaktown Re Ltd. and Oaktown Re IV Ltd., respectively. In connection with the termination and commutation of each respective agreement, the insurance-linked notes issued by Oaktown Re Ltd. and Oaktown Re IV Ltd. were redeemed in full with a distribution of remaining collateral assets.

The following table presents the inception date, covered production period, current reinsurance coverage amount, current first layer retained aggregate loss and detail on the level of overcollateralization under each outstanding ILN Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	2018 ILN Transaction	2019 ILN Transaction	2020-2 ILN Transaction	2021-1 ILN Transaction	2021-2 ILN Transaction
Inception date	July 25, 2018	July 30, 2019	October 29, 2020	April 27, 2021	October 26, 2021
Covered production	1/1/2017 - 5/31/2018	6/1/2018 - 6/30/2019	4/1/2020 - 9/30/2020 [1]	10/1/2020 - 3/31/2021 [2]	4/1/2021 - 9/30/2021 [3]
Ceded RIF	$ 855,081	$ 968,433	$ 3,404,929	$ 6,924,354	$ 6,989,626
Current First Layer Retained Loss	122,202	122,257	121,177	163,665	146,204
Current Reinsurance Coverage	158,489	204,127	95,729	305,139	363,596
Eligible Coverage	$ 280,691	$ 326,384	$ 216,906	$ 468,804	$ 509,800
Subordinated coverage [4]	32.83%	33.70%	6.25%	6.75%	7.29%
PMIERs charge on ceded RIF	7.85%	7.57%	4.98%	6.01%	6.72%
Overcollateralization [5][6]	$ 158,489	$ 204,127	$ 47,484	$ 52,921	$ 39,881
Delinquency Trigger [7]	4.0%	4.0%	4.7%	5.1%	5.5%

[1] Approximately 1% of the production covered by the 2020-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2020.

[2] Approximately 1% of the production covered by the 2021-1 ILN Transaction has coverage reporting dates between July 1, 2019 and September 30, 2020.

[3] Approximately 2% of the production covered by the 2021-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2021.

[4] Absent a delinquency trigger, the subordinated coverage is capped at 7.5%, 6.25%, 6.75% and 7.45% for the 2019, 2020-2, 2021-1 and 2021-2 ILN Transactions, respectively.

[5] Overcollateralization for each of the 2018 and 2019 ILN Transactions is equal to their current reinsurance coverage as the PMIERs required asset amount on RIF ceded under each transaction is currently below its remaining first layer retained loss.

[6] May not be replicated based on the rounded figures presented in the table.

[7] Delinquency triggers for the 2018 and 2019 ILN Transactions are set at a fixed 4.0% and assessed on a discrete monthly basis; delinquency triggers for the 2020-2, 2021-1 and 2021-2 ILN Transactions are equal to seventy-five percent of the subordinated coverage level and assessed on the basis of a three-month rolling average.

Traditional reinsurance

NMIC is a party to three excess-of-loss reinsurance agreements with broad panels of third-party reinsurers – the 2022-1 XOL Transaction, effective April 1, 2022, the 2022-2 XOL Transaction, effective July 1, 2022, and the 2022-3 XOL Transaction, effective October 1, 2022 – which we refer to collectively as the XOL Transactions. Each XOL Transaction provides NMIC with aggregate excess-of-loss reinsurance coverage on a defined portfolio of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the reinsurers then provide second layer loss protection up to a defined reinsurance coverage amount. The reinsurance coverage amount of each XOL Transaction is set to approximate the PMIERs minimum required assets of its reference pool and decreases from the inception of each respective agreement over a ten-year period in the event the PMIERs minimum required assets of the pool declines. NMIC retains losses in excess of the outstanding reinsurance coverage amount.

NMIC holds optional termination rights which provide it the discretion to terminate each XOL Transaction on or after a specified date. NMIC may also elect to terminate the XOL Transactions at any point if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount provided at inception, or if it determines that it will no longer be able to take full PMIERs asset credit for the coverage. Additionally, under the terms of the treaties, NMIC may selectively terminate its engagement with individual reinsurers under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold, and/ or a reinsurer breaches (and fails to cure) its collateral posting obligation.

Each of the third-party reinsurance providers that is party to the XOL Transactions has an insurer financial strength rating of A- or better by S&P, A.M. Best or both.

The following table presents the inception date, covered production period, initial and current reinsurance coverage amount, and initial and current first layer retained aggregate loss under each outstanding XOL Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	Inception Date	Covered Production	Initial Reinsurance Coverage	Current Reinsurance Coverage	Initial First Layer Retained Loss	Current First Layer Retained Loss [1]
2022-1 XOL Transaction	April 1, 2022	10/1/2021 - 3/31/2022 [2]	$289,741	$282,906	$133,366	$133,366
2022-2 XOL Transaction	July 1, 2022	4/1/2022 - 6/30/2022 [3]	154,306	151,013	78,906	78,906
2022-3 XOL Transaction	October 1, 2022	7/1/2022 - 9/30/2022	96,779	95,825	106,265	106,265

[1]   NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure and cedes reserves for incurred claims and claim expenses to each applicable XOL Transaction and recognizes a reinsurance recoverable if such incurred claims and claim expenses exceed its current first layer retained loss.

[2]   Approximately 1% of the production covered by the 2022-1 XOL Transaction has coverage reporting dates between October 21, 2019 and September 30, 2021.

[3]   Approximately 1% of the production covered by the 2022-2 XOL Transaction has coverage reporting dates between January 4, 2021 and March 31, 2022.

Quota share reinsurance

NMIC is a party to seven quota share reinsurance treaties – the 2016 QSR Transaction, effective September 1, 2016, the 2018 QSR Transaction, effective January 1, 2018, the 2020 QSR Transaction, effective April 1, 2020, the 2021 QSR Transaction, effective January 1, 2021, the 2022 QSR Transaction, effective October 1, 2021, the 2022 Seasoned QSR Transaction, effective July 1, 2022 and the 2023 QSR Transaction, effective January 1, 2023 – which we refer to collectively as the QSR Transactions. Under each of the QSR Transactions, NMIC cedes a proportional share of its risk on eligible policies to panels of third-party reinsurance providers. Each of the third-party reinsurance providers that is party to the QSR Transactions has an insurer financial strength rating of A- or better by S&P, A.M. Best or both.

Under the terms of the 2016 QSR Transaction, NMIC cedes premiums written related to 25% of the risk on eligible primary policies written for all periods through December 31, 2017 and 100% of the risk under our pool agreement with Fannie Mae, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 60% that varies directly and inversely with ceded claims.

Under the terms of the 2018 QSR Transaction, NMIC cedes premiums earned related to 25% of the risk on eligible policies written in 2018 and 20% of the risk on eligible policies written in 2019, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 61% that varies directly and inversely with ceded claims.

Under the terms of the 2020 QSR Transaction, NMIC cedes premiums earned related to 21% of the risk on eligible policies written from April 1, 2020 through December 31, 2020, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 50% that varies directly and inversely with ceded claims.

Under the terms of the 2021 QSR Transaction, NMIC cedes premiums earned related to 22.5% of the risk on eligible policies written in 2021 (subject to an aggregate risk written limit which was exhausted on October 30, 2021), in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 57.5% that varies directly and inversely with ceded claims.

Under the terms of the 2022 QSR Transaction, NMIC cedes premiums earned related to 20% of the risk on eligible policies written between October 30, 2021 and December 31, 2022, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 62% that varies directly and inversely with ceded claims.

In connection with the 2022 QSR Transaction, NMIC entered into the 2023 QSR Transaction as a springing back-to-back quota share agreement. Under the terms of the 2023 QSR Transactions, NMIC cedes premiums earned related to 20% of the risk on eligible policies written from January 1, 2023 to December 31, 2023, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 20% ceding commission, and a profit commission of up to 62% that varies directly and inversely with ceded claims.

Under the terms of the 2022 Seasoned QSR Transaction, NMIC cedes premiums earned related to 95% of the net risk on eligible policies primarily for a seasoned pool of mortgage insurance policies that had previously been covered under the retired Oaktown Re Ltd. and Oaktown Re IV Ltd. reinsurance transactions, after the consideration of coverage provided by other QSR Transactions, in exchange for reimbursement of ceded claims and claim expenses on covered policies, a 35% ceding commission, and a profit commission of up to 55% that varies directly and inversely with ceded claims.

NMIC may terminate any or all of the QSR Transactions without penalty if, due to a change in PMIERs requirements, it is no longer able to take full PMIERs asset credit for the RIF ceded under the respective agreements. Additionally, under the terms of the QSR Transactions, NMIC may elect to selectively to terminate its engagement with individual reinsurers on a run-off basis (*i.e.,* reinsurers continue providing coverage on all risk ceded prior to the termination date, with no new cessions going forward) or cut-off basis (*i.e.,* the reinsurance arrangement is completely terminated with NMIC recapturing all previously ceded risk) under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold and/or a reinsurer breaches (and fails to cure) its collateral posting obligations under the relevant agreement.

Effective April 1, 2019, NMIC elected to terminate its engagement with one reinsurer under the 2016 QSR Transaction on a cut-off basis. In connection with the termination, NMIC recaptured approximately $500 million of previously ceded primary RIF and stopped ceding new premiums written with respect to the recaptured risk. With this termination, ceded premiums written under the 2016 QSR Transaction decreased from 25% to 20.5% on eligible policies. The termination had no effect on the cession of pool risk under the 2016 QSR Transaction.

See Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 6, Reinsurance*" for further discussion of these third-party reinsurance arrangements.

Portfolio Data

The following table presents primary and pool NIW and IIF as of the dates and for the periods indicated. Unless otherwise noted, the tables below do not include the effects of our third-party reinsurance arrangements described above.

Primary and pool IIF and NIW	As of and for the years ended December 31,					
	2022		2021		2020	
	IIF	NIW	IIF	NIW	IIF	NIW
	(In Millions)					
Monthly	$ 163,903	$ 55,916	$ 133,104	$ 77,019	$ 95,336	$ 56,651
Single	20,065	2,818	19,239	8,555	15,916	6,051
Primary	183,968	58,734	152,343	85,574	111,252	62,702
Pool	1,049	—	1,229	—	1,855	—
Total	$ 185,017	$ 58,734	$ 153,572	$ 85,574	$ 113,107	$ 62,702

For the year ended December 31, 2022, NIW decreased 31% compared to the year ended December 31, 2021, primarily due to a decline in the size of the total mortgage insurance market. For the year ended December 31, 2021, NIW increased 36% compared to the year ended December 31, 2020, driven by growth in our customer franchise and market presence tied to the increased penetration of existing customer accounts and new customer account activations.

Total IIF increased 20% at December 31, 2022 compared to December 31, 2021, which in turn grew 36% compared to December 31, 2020, primarily due to the NIW generated between such measurement dates, partially offset by the run-off of in-force policies.

Our persistency rate improved to 84% at December 31, 2022, compared to 64% at December 31, 2021 and 56% at December 31, 2020. Our persistency rate improved markedly through December 31, 2022 due to a slowdown in the pace of refinancing activity during the year, driven by an increase in interest and mortgage note rates. Our persistency rates as of December 31, 2021 and 2020 were historically low, reflecting the impact of significant mortgage refinancing activity during both years.

The following table presents net premiums written and earned for the periods indicated:

Primary and pool premiums written and earned	For the years ended December 31,		
	2022	2021	2020
	(In Thousands)		
Net premiums written	$ 460,246	$ 468,511	$ 388,644
Net premiums earned	475,266	444,294	397,172

Net premiums written decreased 2% during the year ended December 31, 2022 compared to the year ended December 31, 2021, reflecting an increase in cessions under our reinsurance transactions and a decline in single premium policy production, balanced by growth in our monthly IIF and monthly pay policy premium receipts during the year. Net premiums written increased 21% during the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily driven by the growth of our IIF and increased monthly policy production, partially offset by increased cessions under our reinsurance transactions during the year.

Net premiums earned increased 7% and 12% during the years ended December 31, 2022 and 2021, respectively. The sequential increase in net premiums earned during each successive year was primarily driven by our NIW production and growth of our IIF, partially offset by an increase in total premiums ceded under our reinsurance transactions, a decline in the contribution from single premium policy cancellations and the run-off of a portion of our prior period monthly policy production and associated premium receipts.

Pool premiums written and earned for the years ended December 31, 2022, 2021 and 2020, were $1.2 million, $1.6 million and $2.5 million, respectively, before giving effect to the 2016 QSR Transaction, under which all of our written and earned pool premiums are ceded. A portion of our ceded pool premiums written and earned are recouped through profit commission.

Portfolio Statistics

Unless otherwise noted, the portfolio statistics tables presented below do not include the effects of our third-party reinsurance arrangements described above. The table below highlights trends in our primary portfolio as of the dates and for the periods indicated.

Primary portfolio trends	As of and for the years ended December 31,					
	2022		2021		2020	
	($ Values In Millions, except as noted below)					
New insurance written	$	58,734	$	85,574	$	62,702
Percentage of monthly premium		95 %		90 %		90 %
Percentage of single premium		5 %		10 %		10 %
New risk written	$	15,520	$	21,607	$	15,602
Insurance-in-force [1]		183,968		152,343		111,252
Percentage of monthly premium		89 %		87 %		86 %
Percentage of single premium		11 %		13 %		14 %
Risk-in-force [1]	$	47,648	$	38,661	$	28,164
Policies in force (count) [1]		594,142		512,316		399,429
Average loan size ($ value in thousands) [1]	$	310	$	297	$	279
Coverage percentage [2]		26 %		25 %		25 %
Loans in default (count) [1]		4,449		6,227		12,209
Default rate [1]		0.75 %		1.22 %		3.06 %
Risk-in-force on defaulted loans [1]	$	323	$	435	$	874
Average premium yield [3]		0.28 %		0.34 %		0.39 %
Earnings from cancellations	$	8	$	30	$	48
Annual persistency [4]		84 %		64 %		56 %
Quarterly run-off [5]		3.3 %		6.7 %		12.5 %

[1] Reported as of the end of the period.
[2] Calculated as end of period RIF divided by end of period IIF.
[3] Calculated as net premiums earned divided by average primary IIF for the period.
[4] Defined as the percentage of IIF that remains on our books after a given twelve-month period.
[5] Defined as the percentage of IIF that is no longer on our books after a given three-month period. Figures shown represent fourth quarter values for the respective years.

The table below presents a summary of the change in total primary IIF for the dates and periods indicated.

Primary IIF	As of and for the years ended December 31,					
		2022		**2021**		**2020**
		(In Millions)				
IIF, beginning of period	$	152,343	$	111,252	$	94,754
NIW		58,734		85,574		62,702
Cancellations, principal repayments and other reductions		(27,109)		(44,483)		(46,204)
IIF, end of period	$	183,968	$	152,343	$	111,252

We consider a "book" to be a collective pool of policies insured during a particular period, normally a calendar year. In general, the majority of underwriting profit, calculated as earned premium revenue minus claims and underwriting and operating expenses, generated by a particular book year emerges in the years immediately following origination. This pattern generally occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years following origination, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and by increasing losses.

The table below presents a summary of our primary IIF and RIF by book year as of the dates indicated.

Primary IIF and RIF	As of December 31,											
	2022				**2021**				**2020**			
	IIF		**RIF**		**IIF**		**RIF**		**IIF**		**RIF**	
	(In Millions)											
December 31, 2022	$	56,579	$	14,965	$	—	$	—	$	—	$	—
2021		72,766		18,642		81,226		20,591		—		—
2020		34,656		8,860		43,795		11,023		58,232		14,510
2019		9,194		2,423		12,407		3,249		25,038		6,548
2018		3,579		923		4,929		1,258		9,788		2,494
2017 and before		7,194		1,835		9,986		2,540		18,194		4,612
Total	$	183,968	$	47,648	$	152,343	$	38,661	$	111,252	$	28,164

We utilize certain risk principles that form the basis of how we underwrite and originate NIW. We have established prudential underwriting standards and loan-level eligibility matrices which prescribe the maximum LTV, minimum borrower FICO score, maximum borrower DTI ratio, maximum loan size, property type, loan type, loan term and occupancy status of loans that we will insure and memorialized these standards and eligibility matrices in our Underwriting Guideline Manual that is publicly available on our website. Our underwriting standards and eligibility criteria are designed to limit the layering of risk in a single insurance policy. "Layered risk" refers to the accumulation of borrower, loan and property risk. For example, we have higher credit score and lower maximum allowed LTV requirements for investor-owned properties, compared to owner-occupied properties. We monitor the concentrations of various risk attributes in our insurance portfolio, which may change over time, in part, as a result of regional conditions or public policy shifts.

The tables below present our primary NIW by FICO, LTV and purchase/refinance mix for the periods indicated. We calculate the LTV of a loan as the percentage of the original loan amount to the original purchase value of the property securing the loan.

Primary NIW by FICO

	For the years ended December 31,					
		2022		2021		2020
		(In Millions)				
>= 760	$	26,751	$	40,408	$	37,437
740-759		10,853		15,927		9,443
720-739		8,308		12,511		7,820
700-719		6,452		8,450		4,644
680-699		4,636		5,792		2,692
<=679		1,734		2,486		666
Total	$	58,734	$	85,574	$	62,702
Weighted average FICO		750		752		761

Primary NIW by LTV

	For the years ended December 31,					
		2022		2021		2020
		(In Millions)				
95.01% and above	$	5,199	$	8,153	$	3,732
90.01% to 95.00%		30,031		38,215		26,000
85.01% to 90.00%		16,637		24,655		22,356
85.00% and below		6,867		14,551		10,614
Total	$	58,734	$	85,574	$	62,702
Weighted average LTV		92.2 %		91.4 %		90.9 %

Primary NIW by purchase/refinance mix

	For the years ended December 31,					
		2022		2021		2020
		(In Millions)				
Purchase	$	57,045	$	70,318	$	41,616
Refinance		1,689		15,256		21,086
Total	$	58,734	$	85,574	$	62,702

The tables below present our total primary IIF and RIF by FICO and LTV, and total primary RIF by loan type as of the dates indicated.

Primary IIF by FICO

	As of December 31,								
		2022			2021			2020	
		($ Values In Millions)							
>= 760	$	89,554	48 %	$	76,449	50 %	$	58,368	52 %
740-759		32,691	18		26,219	17		17,442	16
720-739		25,910	14		21,356	14		15,091	14
700-719		18,245	10		14,401	10		10,442	9
680-699		12,480	7		9,654	6		6,777	6
<=679		5,088	3		4,264	3		3,132	3
Total	$	183,968	100 %	$	152,343	100 %	$	111,252	100 %

Primary RIF by FICO

	As of December 31,					
	2022		**2021**		**2020**	
	($ Values In Millions)					
>= 760	$ 22,834	48 %	$ 19,125	50 %	$ 14,634	52 %
740-759	8,556	18	6,707	17	4,449	16
720-739	6,807	14	5,497	14	3,868	14
700-719	4,859	10	3,771	10	2,692	9
680-699	3,305	7	2,511	6	1,748	6
<=679	1,287	3	1,050	3	773	3
Total	$ 47,648	100 %	$ 38,661	100 %	$ 28,164	100 %

Primary IIF by LTV

	As of December 31,					
	2022		**2021**		**2020**	
	($ Values In Millions)					
95.01% and above	$ 17,577	10 %	$ 14,058	9 %	$ 9,129	8 %
90.01% to 95.00%	87,354	47	68,537	45	49,898	45
85.01% to 90.00%	55,075	30	46,971	31	36,972	33
85.00% and below	23,962	13	22,777	15	15,253	14
Total	$ 183,968	100 %	$ 152,343	100 %	$ 111,252	100 %

Primary RIF by LTV

	As of December 31,					
	2022		**2021**		**2020**	
	($ Values In Millions)					
95.01% and above	$ 5,408	11 %	$ 4,230	11 %	$ 2,637	10 %
90.01% to 95.00%	25,797	54	20,210	52	14,673	52
85.01% to 90.00%	13,584	29	11,533	30	9,067	32
85.00% and below	2,859	6	2,688	7	1,787	6
Total	$ 47,648	100 %	$ 38,661	100 %	$ 28,164	100 %

Primary RIF by Loan Type

	As of December 31,		
	2022	**2021**	**2020**
Fixed	99 %	99 %	99 %
Adjustable rate mortgages:			
Less than five years	—	—	—
Five years and longer	1	1	1
Total	100 %	100 %	100 %

The table below presents selected primary portfolio statistics, by book year, as of December 31, 2022.

	As of December 31, 2022									
Book year	Original Insurance Written	Remaining Insurance in Force	% Remaining of Original Insurance	Policies Ever in Force	Number of Policies in Force	Number of Loans in Default	# of Claims Paid	Incurred Loss Ratio (Inception to Date) (1)	Cumulative Default Rate (2)	Current Default Rate (3)
	($ Values In Millions)									
2013	$ 162	$ 5	3 %	655	34	—	1	0.2 %	0.2 %	— %
2014	3,451	206	6 %	14,786	1,285	30	51	4.0 %	0.5 %	2.3 %
2015	12,422	1,226	10 %	52,548	6,839	135	126	2.7 %	0.5 %	2.0 %
2016	21,187	2,668	13 %	83,626	13,938	277	146	2.1 %	0.5 %	2.0 %
2017	21,582	3,089	14 %	85,897	16,409	487	121	2.8 %	0.7 %	3.0 %
2018	27,295	3,579	13 %	104,043	18,355	611	106	4.8 %	0.7 %	3.3 %
2019	45,141	9,194	20 %	148,423	38,580	646	30	5.1 %	0.5 %	1.7 %
2020	62,702	34,656	55 %	186,174	112,845	628	4	3.2 %	0.3 %	0.6 %
2021	85,574	72,766	85 %	257,972	227,124	1,323	3	6.5 %	0.5 %	0.6 %
2022	58,734	56,579	96 %	163,281	158,733	312	—	11.8 %	0.2 %	0.2 %
Total	$338,250	$183,968		1,097,405	594,142	4,449	588			

(1) Calculated as total claims incurred (paid and reserved) divided by cumulative premiums earned, net of reinsurance.
(2) Calculated as the sum of the number of claims paid ever to date and number of loans in default divided by policies ever in force.
(3) Calculated as the number of loans in default divided by number of policies in force.

Geographic Dispersion

The following table shows the distribution by state of our primary RIF as of the dates indicated. The distribution of our primary RIF as of December 31, 2022 is not necessarily representative of the geographic distribution we expect in the future.

Top 10 primary RIF by state	As of December 31,		
	2022	2021	2020
California	10.6 %	10.4 %	11.2 %
Texas	8.7	9.7	8.8
Florida	8.2	8.6	7.3
Virginia	4.1	4.7	5.1
Georgia	4.1	3.8	3.1
Illinois	3.9	3.6	3.8
Washington	3.9	3.7	3.5
Colorado	3.5	3.8	4.1
Pennsylvania	3.4	3.3	3.4
Maryland	3.4	3.7	3.7
Total	53.8 %	55.3 %	54.0 %

Insurance Claims and Claim Expenses

Insurance claims and claim expenses incurred represent estimated future payments on newly defaulted insured loans and any change in our claim estimates for previously existing defaults. Claims incurred are generally affected by a variety of factors, including:

- future macroeconomic factors, including national and regional unemployment rates, which affect the likelihood that borrowers may default on their loans and probability of claims, and interest rates, which tend to drive increased persistency as they rise, thereby extending the average life of our insured portfolio and increasing expected future claims and decrease persistency as they fall, thereby shortening the average life of our insured portfolio and moderating future expected claims;

- changes in housing values, as such changes affect loss mitigation opportunities (available to us and a borrower) on loans in default, as well as borrowers' behaviors and willingness to default if the values of their homes are below or perceived to be below the balance of their mortgage;

- borrowers' FICO scores, with lower FICO scores tending to have a higher probability of claims;

- borrowers' DTI ratios, with higher DTI ratios tending to have a higher probability of claims;

- LTV ratios, with higher average LTV ratios tending to increase the probability of claims;

- the size of loans insured, with higher loan amounts tending to result in higher incurred claim amounts than smaller loan amounts;

- the percentage of coverage on insured loans, with higher percentages of insurance coverage tending to result in higher incurred claim amounts than lower percentages of insurance coverage;

- other borrower, property-type and loan level risk characteristics, such as cash-out refinancings, second homes or investment properties; and

- the level and amount of reinsurance coverage maintained with third parties.

Reserves for claims and claim expenses are established for mortgage loans that are in default. A loan is considered to be in default as of the payment date at which a borrower has missed the preceding two or more consecutive monthly payments. We establish reserves for loans that have been reported to us in default by servicers, referred to as case reserves, and additional loans that we estimate (based on actuarial review and other factors) to be in default that have not yet been reported to us by servicers, referred to as IBNR. We also establish reserves for claim expenses, which represent the estimated cost of the claim administration process, including legal and other fees and other general expenses of administering the claim settlement process. Reserves are not established for future claims on insured loans which are not currently reported or which we estimate are not currently in default.

Reserves are established by estimating the number of loans in default that will result in a claim payment, which is referred to as claim frequency, and the amount of the claim payment expected to be paid on each such loan in default, which is referred to as claim severity. Claim frequency and severity estimates are established based on historical observed experience regarding certain loan factors, such as age of the default, cure rates, size of the loan and estimated change in property value. Reserves are released the month in which a loan in default is brought current by the borrower, which is referred to as a cure. Adjustments to reserve estimates are reflected in the period in which the adjustment is made. Reserves are also ceded to reinsurers under the QSR Transactions, ILN Transactions and XOL Transactions as applicable under each treaty. We have not yet ceded reserves under any of the ILN Transactions or XOL Transactions as incurred claims and claim expenses on each respective reference pool remain within our retained coverage layer of each transaction. Our pool insurance agreement with Fannie Mae contains a claim deductible through which Fannie Mae absorbs specified losses before we are obligated to pay any claims. We have not established any claims or claim expense reserves for pool exposure to date.

The actual claims we incur as our portfolio matures are difficult to predict and depend on the specific characteristics of our current in-force book (including the credit score and DTI of the borrower, the LTV ratio of the mortgage and geographic concentrations, among others), as well as the risk profile of new business we write in the future. In addition, claims experience will be affected by macroeconomic factors such as housing prices, interest rates, unemployment rates and other events, such as natural disasters or global pandemics, and any federal, state or local governmental response thereto.

Our reserve setting process considers the beneficial impact of forbearance, foreclosure moratorium and other assistance programs available to defaulted borrowers. We generally observe that forbearance programs are an effective tool to bridge dislocated borrowers from a time of acute stress to a future date when they can resume timely payment of their mortgage obligations. The effectiveness of forbearance programs is enhanced by the availability of various repayment and loan modification options which allow borrowers to amortize or, in certain instances, outright defer payments otherwise due during the forbearance period over an extended length of time.

In response to the COVID-19 pandemic, politicians, regulators, lenders, loan servicers and others have offered extraordinary assistance to dislocated borrowers through, among other programs, the forbearance, foreclosure moratorium and other assistance programs codified under the CARES Act. The FHFA and GSEs have offered further assistance by introducing new repayment and loan modification options to assist borrowers with their transition out of forbearance programs and default status. We generally observe that forbearance, repayment and modification, and other assistance programs aid affected borrowers and drive higher cure rates on defaults than would otherwise be expected on similarly situated loans that did not benefit from broad-based assistance programs.

Although we are optimistic that the nationwide COVID-19 vaccination effort and other medical advances will continue to support a normalization of personal and business activity, the path of the virus remains unknown and subject to risk. It is also possible that emerging macroeconomic factors, including persistent inflation, increasing interest rates, flagging consumer confidence and increasing jobless claims could have a pronounced impact on the housing market, the mortgage insurance industry and our business in future periods. A marked decline in housing demand, a significant and protracted decrease in house prices or a sustained increase in unemployment could contribute to an increase in our future default and claim experience.

The following table provides a reconciliation of the beginning and ending gross reserve balances for primary insurance claims and claim (benefits) expenses:

	For the years ended December 31,		
	2022	2021	2020
	(In Thousands)		
Beginning balance	$ 103,551	$ 90,567	$ 23,752
Less reinsurance recoverables [1]	(20,320)	(17,608)	(4,939)
Beginning balance, net of reinsurance recoverables	83,231	72,959	18,813
Add claims incurred:			
Claims and claim (benefits) expenses incurred:			
Current year [2]	45,168	23,433	66,943
Prior years [3]	(48,762)	(11,128)	(7,696)
Total claims and claim (benefits) expenses incurred	(3,594)	12,305	59,247
Less claims paid:			
Claims and claim expenses paid:			
Current year [2]	74	16	586
Prior years [3]	1,314	2,017	4,515
Total claims and claim expenses paid	1,388	2,033	5,101
Reserve at end of period, net of reinsurance recoverables	78,249	83,231	72,959
Add reinsurance recoverables [1]	21,587	20,320	17,608
Ending balance	$ 99,836	$ 103,551	$ 90,567

[1] Related to ceded losses recoverable under the QSR Transactions. See Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 6, Reinsurance,*" for additional information.

[2] Related to insured loans with their most recent defaults occurring in the current year. For example, if a loan defaulted in a prior year and subsequently cured and later re-defaulted in the current year, the default would be included in the current year. Amounts are presented net of reinsurance and included $39.9 million attributed to net case reserves and $4.5 million attributed to net IBNR reserves for the year ended December 31, 2022, $18.1 million attributed to net case reserves and $4.7 million attributed to net IBNR reserves for the year ended December 31, 2021, and $60.8 million attributed to net case reserves and $5.0 million attributed to net IBNR reserves for the year ended December 31, 2020.

[3] Related to insured loans with defaults occurring in prior years, which have been continuously in default before the start of the current year. Amounts are presented net of reinsurance and included $42.5 million attributed to net case reserves and $4.7 million attributed to net IBNR reserves for the year ended December 31, 2022, $6.3 million attributed to net case reserves and $5.0 million attributed to net IBNR reserves for the year ended December 31, 2021, and $6.2 million attributed to net case reserves and $1.3 million attributed to net IBNR reserves for the year ended December 31, 2020.

The "claims incurred" section of the table above shows claims and claim expenses incurred on defaults occurring in current and prior years, including IBNR reserves and is presented net of reinsurance. We may increase or decrease our claim estimates and reserves as we learn additional information about individual defaulted loans and continue to observe and analyze loss development trends in our portfolio. Gross reserves of $41.5 million related to prior year defaults remained as of December 31, 2022.

The following table provides a reconciliation of the beginning and ending count of loans in default:

	For the years ended December 31,		
	2022	**2021**	**2020**
Beginning default inventory	6,227	12,209	1,448
Plus: new defaults	5,225	5,730	19,459
Less: cures	(6,916)	(11,626)	(8,548)
Less: claims paid	(81)	(82)	(143)
Less: claims denied	(6)	(4)	(7)
Ending default inventory	4,449	6,227	12,209

Ending default inventory declined successively during each of the years ended December 31, 2022 and 2021, as borrowers initially impacted by the COVID-19 pandemic during the year ended December 31, 2020 continued to cure their delinquencies and fewer new defaults emerged in each successive period as the acute economic stress of the pandemic continued to recede.

The following table provides details of our claims paid, before giving effect to claims ceded under the QSR Transactions for the periods indicated:

	For the years ended December 31,					
	2022		**2021**		**2020**	
	($ Values In Thousands)					
Number of claims paid [1]		81		82		143
Total amount paid for claims	$	1,741	$	2,554	$	6,434
Average amount paid per claim	$	21	$	31	$	45
Severity [2]		49 %		59 %		80 %

[1] Count includes 30, 15 and nine claims settled without payment for the years ended December 31, 2022, 2021 and 2020, respectively.
[2] Severity represents the total amount of claims paid including claim expenses divided by the related RIF on the loan at the time the claim is perfected, and is calculated including claims settled without payment.

The Company paid 81, 82 and 143 claims for the years ended December 31, 2022, 2021 and 2020, respectively. The number of claims paid was modest relative to the size of our insured portfolio and number of defaulted loans we reported in each period, primarily due to the forbearance program and foreclosure moratorium implemented by the GSEs in response to the COVID-19 pandemic and codified under the CARES Act. Such forbearance and foreclosure programs have extended, and may ultimately interrupt, the timeline over which loans would otherwise progress through the default cycle to a paid claim. Our claims paid experience for the years ended December 31, 2022, 2021 and 2020, further benefited from broad national house price appreciation. An increase in the value of the homes collateralizing the mortgages we insure provides defaulted borrowers with alternative paths and incentives to cure their loan prior to the development of a claim.

Our claims severity for the years ended December 31, 2022, 2021 and 2020 was 49%, 59% and 80%. Claims severity in each year benefited from the same broad national house price appreciation that supported our claims paid experience. An increase in the value of the homes collateralizing the mortgages we insure provides additional equity support to our risk exposure and raises the prospect of a third-party sale of a foreclosed property, which can mitigate the severity of our settled claims.

The number of claims paid and our severity experience in future periods may be impacted by developing economic cycles and each could increase if house price declines serve to limit the alternative paths and incentives to cure delinquencies that are available to defaulted borrowers or erode the equity value of the homes collateralizing the mortgages we insure.

The following table provides detail on our average reserve per default, before giving effect to reserves ceded under the QSR Transactions, as of the dates indicated:

Average reserve per default:	As of December 31,					
	2022		**2021**		**2020**	
	(In Thousands)					
Case [1]	$	20.8	$	15.3	$	6.8
IBNR [1] [2]		1.6		1.3		0.6
Total	$	22.4	$	16.6	$	7.4

[1] Defined as the gross reserve per insured loan in default.
[2] Amount includes claims adjustment expenses.

Average reserve per default increased from December 31, 2021 to December 31, 2022, primarily due to an incrementally conservative set of assumptions about future macroeconomic and housing market conditions compared to those assumed at December 31, 2021. The increased average reserve per default at December 31, 2022 also reflects the "aging" of early COVID-related defaults. While we initially established lower reserves for defaults that we consider to be connected to the COVID-19 pandemic given our expectation that forbearance, repayment and modification, and other assistance programs will aid affected borrowers and drive higher cure rates on such defaults than we would otherwise expect to experience on similarly situated loans that did not benefit from broad-based assistance programs, we have increased such reserves over time as individual defaults remain outstanding or "age." While average reserve per default increased from December 31, 2021 to December 31, 2022, our aggregate gross reserve position declined in the intervening period due to the decline in our total default inventory.

The average reserve per default increased from December 31, 2020 to December 31, 2021, primarily due to the "aging" of early COVID-related defaults.

Seasonality

Historically, our business has been subject to modest seasonality in both NIW production and default experience. Consistent with the seasonality of home sales, purchase origination volumes typically increase in late spring and peak during the summer months, leading to a rise in NIW volume during the second and third quarters of a given year. Refinancing volume, however, does not follow a set seasonal trend and is instead primarily influenced by mortgage rates. Fluctuations in refinancing volume (driven by changes in prevailing mortgage rates) may serve to mute or magnify the seasonal effect of home purchase patterns on mortgage insurance NIW. Further, the COVID pandemic and resulting shelter-in-place directives spurred record housing demand during the years ended December 31, 2021 and 2020, and purchase origination NIW remained elevated through the entirety of each year given the consistently high demand for home ownership. Our NIW production during the year ended December 31, 2022 returned to a more normalized seasonal pattern as the impact of the pandemic continued to recede and increasing mortgage rates slowed refinancing activity.

GSE Oversight

As an *approved insurer*, NMIC is subject to ongoing compliance with the PMIERs established by each of the GSEs (*italicized* terms have the same meaning that such terms have in the PMIERs, as described below). The PMIERs establish operational, business, remedial and financial requirements applicable to *approved insurers*. The PMIERs financial requirements prescribe a risk-based methodology whereby the amount of assets required to be held against each insured loan is determined based on certain loan-level risk characteristics, such as FICO, vintage (year of origination), performing vs. non-performing (*i.e.,* current vs. delinquent), LTV ratio and other risk features. In general, higher quality loans carry lower asset charges.

Under the PMIERs, *approved insurers* must maintain *available assets* that equal or exceed *minimum required assets*, which is an amount equal to the greater of (i) $400 million or (ii) a total *risk-based required asset amount*. The *risk-based required asset amount* is a function of the risk profile of an *approved insurer's* RIF, assessed on a loan-by-loan basis and considered against certain risk-based factors derived from tables set out in the PMIERs, which is then adjusted on an aggregate basis for reinsurance transactions approved by the GSEs, such as with respect to our ILN Transactions, XOL Transactions and QSR Transactions. The *aggregate gross risk-based required asset amount* for performing, primary insurance is subject to a floor of 5.6% of *performing primary adjusted RIF*, and the *risk-based required asset amount* for pool insurance considers both factors in the PMIERs tables and the *net remaining stop loss* for each pool insurance policy.

By April 15th of each year, NMIC must certify it met all PMIERs requirements as of December 31st of the prior year. We certified to the GSEs by April 15, 2022 that NMIC was in full compliance with the PMIERs as of December 31, 2021. NMIC also has an ongoing obligation to immediately notify the GSEs in writing upon discovery of a failure to meet one or more of the PMIERs requirements. We continuously monitor NMIC's compliance with the PMIERs.

The following table provides a comparison of the PMIERs *available assets* and *risk-based required asset amount* as reported by NMIC as of the dates indicated:

| | As of December 31, | | |
	2022	2021	2020
	(In Thousands)		
Available assets	$ 2,378,627	$ 2,041,193	$ 1,750,668
Risk-based required asset amount	1,203,708	1,186,272	984,372

Available assets were $2.4 billion at December 31, 2022, compared to $2.0 billion at December 31, 2021 and $1.8 billion at December 31, 2020. The sequential increase in *available assets* between the dates presented was primarily driven by NMIC's positive cash flow from operations during the respective intervening periods. The increase in *available assets* during the year ended December 31, 2022 was partially offset by the payments in 2022, of an ordinary course dividend from NMIC to NMIH and an extraordinary dividend from Re One to NMIH following the termination and commutation of the reinsurance agreement between NMIC and Re One.

The increase in the *risk-based required asset amount* between the dates presented was primarily driven by growth in our gross RIF and aggregate gross risk-based required asset amount, largely offset by an increase in the risk ceded under our third-party reinsurance agreements.

Competition

The MI industry is highly competitive and currently consists of six private mortgage insurers, including NMIC, as well as government MIs such as the FHA, USDA or VA. Private MI companies compete based on service, customer relationships, underwriting and other factors, including price, credit risk tolerance and IT capabilities. We expect the private MI market to remain competitive, with pressure for industry participants to maintain or grow their market share.

The private MI industry overall competes more broadly with government MIs who significantly increased their share in the MI market following the 2008 Financial Crisis. Although there has been broad policy consensus toward the need for increasing private capital participation and decreasing government exposure to credit risk in the U.S. housing finance system, it remains difficult to predict whether the combined market share of government MIs will recede to pre-2008 levels. A range of factors influence a lender's and borrower's decision to choose private over government MI, including among others, premium rates and other charges, loan eligibility requirements, the cancelability of private coverage, loan size limits and the relative ease of use of private MI products compared to government MI alternatives.

Cybersecurity

We rely on technology to engage with customers, access borrower information and deliver our products and services. We have established and implemented security measures, controls and procedures to safeguard our IT systems, and prevent and detect unauthorized access to such systems or any data processed and/or stored therein. We periodically engage third parties to evaluate and test the adequacy of such security measures, controls and procedures. In addition, we have a business continuity plan that is designed to allow us to continue to operate in the midst of certain disruptive events, including disruptions to our IT systems, and we have an incident response plan that is designed to address information security incidents, including any breaches of our IT systems. Despite these safeguards, disruptions to and breaches of our IT systems are possible and may negatively impact our business.

We maintain a cybersecurity errors and omissions insurance policy to limit our exposure to loss in the event of an incident. This policy provides coverage for (i) claims related to, among other things, unauthorized network or computer access, unintentional disclosure or misuse of personally identifiable information in our possession, and unintentional failure to disclose a breach, and (ii) certain costs related to privacy notification, crisis management, cyber extortion, data recovery, business interruption and reputational harm.

LIBOR Transition

On March 5, 2021, ICE Benchmark Administration Limited (IBA), the administrator for LIBOR, confirmed it would permanently cease the publication of overnight, one-month, three-month, six-month and twelve-month USD LIBOR settings in their current form after June 30, 2023. The U.K. Financial Conduct Authority (FCA), the regulator of IBA, announced on the same day that it intends to stop requiring panel banks to continue to submit to LIBOR and all USD LIBOR settings in their current form will either cease to be provided by any administrator or no longer be representative after June 30, 2023. We have exposure to USD LIBOR-based financial instruments, such as LIBOR-based securities held in our investment portfolio and certain ILN Transactions that require LIBOR-based payments. We reviewed our LIBOR-based contracts and each contains provisions that dictate a transition to an alternative reference rate at the time of the discontinuance of LIBOR. We will continue to monitor the impact of the phase out of LIBOR; however, we do not expect the transition will have a material impact on our operations or financial results.

Consolidated Results of Operations

Consolidated statements of operations		For the years ended December 31,				
		2022		**2021**		**2020**
Revenues		($ In Thousands, except for per share data)				
Net premiums earned	$	475,266	$	444,294	$	397,172
Net investment income		46,406		38,072		31,897
Net realized investment gains		481		729		930
Other revenues		1,192		1,977		3,284
Total revenues		523,345		485,072		433,283
Expenses						
Insurance claims and claim (benefits) expenses		(3,594)		12,305		59,247
Underwriting and operating expenses		117,490		142,303		131,610
Service expenses		1,094		2,509		2,840
Interest expense		32,163		31,796		24,387
Gain from change in fair value of warrant liability		(1,113)		(566)		(2,907)
Total expenses		146,040		188,347		215,177
Income before income taxes		377,305		296,725		218,106
Income tax expense		84,403		65,595		46,540
Net income	$	292,902	$	231,130	$	171,566
Earnings per share - Basic	$	3.45	$	2.70	$	2.20
Earnings per share - Diluted	$	3.39	$	2.65	$	2.13
Loss ratio [(1)]		(0.8)%		2.8 %		14.9 %
Expense ratio [(2)]		24.7 %		32.0 %		33.1 %
Combined ratio [(3)]		24.0 %		34.8 %		48.1 %

Non-GAAP financial measures [(4)]		**2022**		**2021**		**2020**
		($ In Thousands, except for per share data)				
Adjusted income before tax	$	375,916	$	303,238	$	221,506
Adjusted net income		291,571		236,837		173,642
Adjusted diluted EPS		3.39		2.73		2.19

[(1)] Loss ratio is calculated by dividing insurance claims and claim (benefits) expenses by net premiums earned.
[(2)] Expense ratio is calculated by dividing underwriting and operating expenses by net premiums earned.
[(3)] Combined ratio may not foot due to rounding.
[(4)] See "*Explanation and Reconciliation of Our Use of Non-GAAP Financial Measures,*" below.

Revenues

Net premiums earned were $475.3 million, $444.3 million and $397.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The sequential increase in net premiums earned during each successive year was primarily driven by the growth of our IIF, partially offset by an increase in total premiums ceded under our reinsurance transactions and a decline in the contribution from single premium policy cancellations and the run-off of a portion of our prior period monthly policy production and associated premium receipts.

Net investment income was $46.4 million, $38.1 million and $31.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The sequential increase in net investment income during each successive year was primarily driven by the growth in the size of our total investment portfolio, excluding unrealized gains and losses.

Other revenues were $1.2 million, $2.0 million and $3.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Other revenues represent underwriting fee revenue generated by our subsidiary, NMIS, which provides outsourced loan review services to mortgage loan originators. The sequential decrease in other revenues during each successive year reflects a decline in NMIS' outsourced loan review volume. Amounts recognized in other revenues generally correspond with amounts incurred as service expenses for outsourced loan review activities in the same periods.

Expenses

We recognize insurance claims and claim expenses in connection with the loss experience of our insured portfolio and incur other underwriting and operating expenses, including employee compensation and benefits, policy acquisition costs, and technology, professional services and facilities expenses, in connection with the development and operation of our business. We also incur service expenses in connection with NMIS' outsourced loan review activities.

Insurance claims and claim expenses were a benefit of $3.6 million for the year ended December 31, 2022, compared to insurance claims and claim expenses of $12.3 million and $59.2 million for the years ended December 31, 2021 and 2020, respectively. The sequential decline in insurance claims and claim expenses during each successive year reflects a decrease in the number of new defaults emerging on loans impacted by the COVID-19 pandemic, and benefited from cure activity and the associated release of a portion of the reserves we established for anticipated claims payments in prior periods.

Underwriting and operating expenses were $117.5 million, $142.3 million and $131.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Underwriting and operating expenses decreased $24.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, driven by a decrease in the amortization of deferred policy acquisition costs tied to the improved persistency of our IIF, a decrease in payroll and stock-based compensation costs, a step-down in technology costs related to our agreement with Tata Consultancy Services (TCS) and a decline in capital markets transaction costs, partially offset by an increase in travel and entertainment expenses tied to the easing of COVID-19 related restrictions, as well as an increase in depreciation and amortization incurred in connection with the completion and implementation of certain software and equipment initiatives. Underwriting and operating expenses for the year ended December 31, 2022 further benefited from an increase in ceding commissions received upon the introduction of the 2022 Seasoned QSR Transaction effective July 1, 2022.

Underwriting and operating expenses increased $10.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to an increase in certain payroll costs incurred in connection with the CEO transition we announced on September 9, 2021, as well as incremental depreciation and amortization incurred in connection with the completion of certain development initiatives, an increase in the recognition of previously deferred policy acquisition costs taken in connection with in-force portfolio run-off and growth in other (non-CEO transition) payroll and related amounts.

Service expenses were $1.1 million, $2.5 million and $2.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Service expenses represent third-party costs incurred by NMIS in connection with the services it provides. The sequential decline in service expenses in each successive year was primarily driven by a decrease in NMIS' outsourced loan review volume. Amounts incurred as service expenses generally correspond with amounts recognized in other revenues in the same periods.

Interest expense was $32.2 million, $31.8 million and $24.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. Interest expense increased during the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in commitment fees associated with the 2021 Revolving Credit Facility which had extended its borrowing capacity from $110 million to $250 million in November 2021. Interest expense increased during the year ended December 31, 2021 compared to the year ended December 31, 2020 in connection with the $400 million Notes offering and retirement of the $150 million 2018 Term Loan completed in June 2020. See Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 5, Debt.*"

Income tax expense was $84.4 million, $65.6 million and $46.5 million for the years ended December 31, 2022, 2021 and 2020. The sequential increase in income tax expense during each successive year was primarily driven by the growth in our pre-tax income. As a U.S. taxpayer, we are subject to a U.S. federal corporate income tax rate of 21%. Our effective income tax rate on pre-tax income was 22.4%, 22.1% and 21.3% for the years ended December 31, 2022, 2021 and 2020, respectively. Our effective tax rate increased for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to a re-measurement of deferred tax balances related to changes in state income tax rates. Our effective tax rate increased for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to a decline in the tax benefit realized from excess share-based compensation for vested restricted stock units (RSUs), exercised stock options, and the change in the fair value of our warrant liability in the period. For further information regarding income taxes and their impact on our results of operations and financial position, see Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 11, Income Taxes.*"

Net Income

Net income was $292.9 million, $231.1 million and $171.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Adjusted net income was $291.6 million, $236.8 million and $173.6 million, for the same periods, respectively. The increase in net income and adjusted net income during each successive year was primarily driven by growth in our total revenues and a decline in insurance claims and claim expenses, partially offset by an increase in income tax expenses. Net income and adjusted net income for the year ended December 31, 2022 further benefited from a decline in our underwriting and operating expenses during the period.

Diluted earnings per share (EPS) was $3.39, $2.65 and $2.13 for the years ended December 31, 2022, 2021 and 2020, respectively. Adjusted diluted EPS was $3.39, $2.73 and $2.19 for the same periods, respectively. Diluted and adjusted diluted EPS increased during each successive year due to growth in our net income and adjusted net income. Diluted and adjusted diluted EPS for the year ended December 31, 2022 further benefited from a decline in the number of weighted average diluted shares outstanding tied to share repurchase activity during the period.

The non-GAAP financial measures adjusted income before tax, adjusted net income and adjusted diluted EPS are presented to enhance the comparability of financial results between periods.

Non-GAAP Financial Measure Reconciliations

	For the years ended December 31,		
	2022	**2021**	**2020**
	($ In Thousands, except for per share data)		
As reported			
Income before income tax	$ 377,305	$ 296,725	$ 218,106
Income tax expense	84,403	65,595	46,540
Net income	$ 292,902	$ 231,130	$ 171,566
Adjustments			
Net realized investment gains	(481)	(729)	(930)
Gain from change in fair value warrant liability	(1,113)	(566)	(2,907)
Capital market transaction costs	205	3,979	7,237
Other infrequent, unusual or non-operating items	—	3,829	—
Adjusted income before tax	375,916	303,238	221,506
Income tax (benefit) expense on adjustments [(1)]	(58)	806	1,324
Adjusted net income	$ 291,571	$ 236,837	$ 173,642
Weighted average diluted shares outstanding	85,999	86,885	79,263
Adjusted diluted EPS	$ 3.39	$ 2.73	$ 2.19

[(1)] Marginal tax impact of non-GAAP adjustments is calculated based on our statutory U.S. federal corporate income tax rate of 21%, except for those items that are not eligible for an income tax deduction. Such non-deductible items include gains or losses from the change in the fair value of our warrant liability and certain costs incurred in connection with the CEO transition, which are limited under Section 162(m) of the Internal Revenue Code.

Explanation and Reconciliation of Our Use of Non-GAAP Financial Measures

We believe the use of the non-GAAP measures of adjusted income before tax, adjusted net income and adjusted diluted EPS enhances the comparability of our fundamental financial performance between periods, and provides relevant information to investors. These non-GAAP financial measures align with the way the company's business performance is evaluated by management. These measures are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance. These measures have been presented to increase transparency and enhance the comparability of our fundamental operating trends across periods. Other companies may calculate these measures differently; their measures may not be comparable to those we calculate and present.

Adjusted income before tax is defined as GAAP income before tax, excluding the pre-tax effects of the gain or loss related to the change in fair value of our warrant liability, periodic costs incurred in connection with capital markets transactions, net realized gains or losses from our investment portfolio, and other infrequent, unusual or non-operating items in the periods in which such items are incurred.

Adjusted net income is defined as GAAP net income, excluding the after-tax effects of the gain or loss related to the change in fair value of our warrant liability, periodic costs incurred in connection with capital markets transactions, net realized gains or losses from our investment portfolio, and other infrequent, unusual or non-operating items in the periods in which such items are incurred. Adjustments to components of pre-tax income are tax effected using the applicable federal statutory tax rate for the respective periods.

Adjusted diluted EPS is defined as adjusted net income divided by adjusted weighted average diluted shares outstanding. Adjusted weighted average diluted shares outstanding is defined as weighted average diluted shares outstanding, adjusted for changes in the dilutive effect of non-vested shares that would otherwise have occurred had GAAP net income been calculated in accordance with adjusted net income. There will be no adjustment to weighted average diluted shares outstanding in the years that non-vested shares are anti-dilutive under GAAP.

Although adjusted income before tax, adjusted net income and adjusted diluted EPS exclude certain items that have occurred in the past and are expected to occur in the future, the excluded items: (1) are not viewed as part of the operating performance of our primary activities; or (2) are impacted by market, economic or regulatory factors and are not necessarily indicative of operating trends, or both. These adjustments, and the reasons for their treatment, are described below.

- *Change in fair value of warrant liability*. Outstanding warrants at the end of each reporting period are revalued, and any change in fair value is reported in the statement of operations in the period in which the change occurred. The change in fair value of our warrant liability can vary significantly across periods and is influenced principally by equity market and general economic factors that do not impact or reflect our current period operating results. Furthermore, all unexercised warrants expired in April 2022 and, as such, no change in fair value will be recognized in future reporting periods. We believe trends in our operating performance can be more clearly identified by excluding fluctuations related to the change in fair value of our warrant liability.

- *Capital markets transaction costs*. Capital markets transaction costs result from activities that are undertaken to improve our debt profile or enhance our capital position through activities such as debt refinancing and capital markets reinsurance transactions that may vary in their size and timing due to factors such as market opportunities, tax and capital profile, and overall market cycles.

- *Net realized investment gains and losses*. The recognition of the net realized investment gains or losses can vary significantly across periods as the timing is highly discretionary and is influenced by factors such as market opportunities, tax and capital profile, and overall market cycles that do not reflect our current period operating results.

- *Other infrequent, unusual or non-operating items*. Items that are the result of unforeseen or uncommon events, and are not expected to recur with frequency in the future. Identification and exclusion of these items provides clarity about the impact special or rare occurrences may have on our current financial performance. Past adjustments under this category include infrequent, unusual or non-operating adjustments related to severance, restricted stock modification and other expenses incurred in connection with the CEO transition announced in September 2021 and the effects of the release of the valuation allowance recorded against our net federal and certain state net deferred tax assets in 2016 and the re-measurement of our net deferred tax assets in connection with tax reform in 2017. We believe such items are infrequent or non-recurring in nature, and are not indicative of the performance of, or ongoing trends in, our primary operating activities or business.

Consolidated balance sheets		December 31, 2022		December 31, 2021
		(In Thousands)		
Total investment portfolio	$	2,099,389	$	2,085,931
Cash and cash equivalents		44,426		76,646
Premiums receivable		69,680		60,358
Deferred policy acquisition costs, net		58,564		59,584
Software and equipment, net		31,930		32,047
Reinsurance recoverable		21,587		20,320
Prepaid federal income taxes [(1)]		154,409		89,244
Other assets [(1) (2)]		36,045		26,451
Total assets	$	2,516,030	$	2,450,581
Debt	$	396,051	$	394,623
Unearned premiums		123,035		139,237
Accounts payable and accrued expenses		74,576		72,000
Reserve for insurance claims and claim expenses		99,836		103,551
Reinsurance funds withheld		2,674		5,601
Warrant liability		—		2,363
Deferred tax liability, net		193,859		164,175
Other liabilities		12,272		3,245
Total liabilities		902,303		884,795
Total shareholders' equity		1,613,727		1,565,786
Total liabilities and shareholders' equity	$	2,516,030	$	2,450,581

[(1)] " Prepaid federal income taxes" have been reclassified from "Other assets" in the prior period.
[(2)] "Prepaid reinsurance premiums" have been reclassified as "Other assets" in the prior period.

Total cash and investments were $2.1 billion as of December 31, 2022, compared to $2.2 billion as of December 31, 2021. Cash and investments at December 31, 2022 included $88.9 million held by NMIH. The decrease in total cash and investments reflects an increase in the unrealized loss position of our fixed income portfolio tied to the prevailing interest rate and credit spread environment, as well as share repurchase activity during the year ended December 31, 2022, partially offset by cash generated from operations. Excluding unrealized gains and losses, total cash and investments were $2.4 billion at December 31, 2022 compared to $2.1 billion at December 31, 2021.

Premium receivable was $69.7 million as of December 31, 2022, compared to $60.4 million as of December 31, 2021. The increase was primarily driven by growth in our monthly premium policies in force, where premiums are generally paid one month in arrears.

Net deferred policy acquisition costs were $58.6 million as of December 31, 2022, compared to $59.6 million as of December 31, 2021. The decrease was primarily driven by the recognition of previously deferred policy acquisition costs and was largely offset by the deferral of certain costs associated with the origination of new policies between the respective balance sheet dates.

Reinsurance recoverable was $21.6 million as of December 31, 2022, compared to $20.3 million as of December 31, 2021. The increase was driven by an increase in ceded losses recoverable associated with our QSR transactions.

Prepaid federal income taxes were $154.4 million as of December 31, 2022, compared to $89.2 million as of December 31, 2021. The increase was driven by the purchase of $65.2 million of tax and loss bonds during the year ended December 31, 2022. For more information, see Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 11, Income Taxes.*"

Other assets increased to $36.0 million as of December 31, 2022, compared to $26.5 million as of December 31, 2021. The increase was primarily driven by the recognition of incremental right-of-use assets in connection with the modification of the operating lease for our corporate headquarters in January 2022. For more information, see Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 14. Commitments and Contingencies.*"

Unearned premiums were $123.0 million as of December 31, 2022, compared to $139.2 million as of December 31, 2021. The decrease was driven by the amortization of existing unearned premiums through earnings in accordance with the expiration of risk on related single premium policies and the cancellations of other single premium policies, partially offset by single premium policy originations during the year ended December 31, 2022.

Accounts payable and accrued expenses were $74.6 million as of December 31, 2022, compared to $72.0 million as of December 31, 2021. The increase was primarily driven by an increase in reinsurance premiums payable and the timing of other contractual payments due, partially offset by a decrease in accrued compensation expenses and premium taxes.

Reserve for insurance claims and claim expenses was $99.8 million as of December 31, 2022, compared to $103.6 million as of December 31, 2021. The decrease was primarily driven by a release of a portion of the reserves we established for anticipated claims payments in prior periods, cure activity and a decline in the total size of our default population. The decrease was partially offset by an increase in the average reserve carried per default. See "*Insurance Claims and Claim Expenses*," above for further details.

Reinsurance funds withheld, which represents our ceded reinsurance premiums written, less our profit and ceding commission receivables related to the 2016 QSR Transaction was $2.7 million as of December 31, 2022, compared to $5.6 million as of December 31, 2021. The decrease relates to the continued decline in ceded premiums written on single premium policies, due to the end of the reinsurance coverage period for new business under the 2016 QSR Transaction at December 31, 2017. For more information, see, Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 6, Reinsurance*."

All unexercised warrants expired at their contractual maturity in April 2022. No warrants or warrant liability remained at December 31, 2022. Warrant liability was $2.4 million at December 31, 2021. For further information regarding the valuation of our warrant liability and its impact on our results of operations and financial position, see Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 4, Fair Value of Financial Instruments*."

Net deferred tax liability was $193.9 million as of December 31, 2022, compared to $164.2 million as of December 31, 2021. The increase was primarily due to an increase in the claimed deductibility of our statutory contingency reserve, partially offset by the increase in unrealized losses recorded in other comprehensive income. For further information regarding income taxes and their impact on our results of operations and financial position, see Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 11, Income Taxes*."

The following table summarizes our consolidated cash flows from operating, investing and financing activities:

Consolidated cash flows	For the years ended December 31,		
	2022	**2021**	**2020**
Net cash provided by (used in):	*(In Thousands)*		
Operating activities	$ 313,394	$ 325,719	$ 252,598
Investing activities	(289,786)	(374,180)	(629,554)
Financing activities	(55,828)	(1,830)	462,804
Net (decrease) increase in cash and cash equivalents	$ (32,220)	$ (50,291)	$ 85,848

Net cash provided by operating activities was $313.4 million, $325.7 million and $252.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Cash provided by operating activities declined during the year ended December 31, 2022 primarily due to an increase in the purchase of tax and loss bonds during the period, as well as a decrease in premium written tied to a decline in single premium policies written during the period, both of which were largely offset by a reduction in the technology service costs paid under our long-term IT services agreement with TCS.

Cash provided by operating activities increased during the year ended December 31, 2021 primarily due to growth in premiums written, partially offset by a sequential increase in cash interest expenses and the purchase of tax and loss bonds.

Cash used in investing activities for the years ended December 31, 2022, 2021 and 2020 reflects the purchase of fixed and short-term maturities with cash provided by operating activities and, as available, financing activities, and the reinvestment of coupon payments, maturities and sale proceeds within our investment portfolio. Cash used in investing activities for the year ended December 31, 2020, reflects, in part, the investment of net cash proceeds from the common stock and Notes offerings we completed in June 2020.

Cash used in financing activities was $55.8 million and $1.8 million for the years ended December 31, 2022 and December 31, 2021, respectively, and cash provided by financing activities was $462.8 million for the year ended December 31, 2020. Cash used in financing activities during the year ended December 31, 2022 primarily relates to the repurchase of common stock. Cash used in financing activities during the year ended December 31, 2021 primarily reflects debt issuance costs paid in connection with the 2021 Revolving Credit Facility and taxes paid on the net share settlement of equity awards for certain employees. Cash provided by financing activities for the year ended December 31, 2020 primarily reflects $219.7 million net cash proceeds raised in connection with our 2020 equity offering and $244.4 million net cash proceeds raised in connection with our 2020 Notes offering.

Liquidity and Capital Resources

NMIH serves as the holding company for our insurance subsidiaries and does not have any significant operations of its own. NMIH's principal liquidity demands include funds for (i) payment of certain corporate expenses; (ii) payment of certain reimbursable expenses of its insurance subsidiaries; (iii) payment of the interest related to the Notes and 2021 Revolving Credit Facility; (iv) tax payments to the Internal Revenue Service; (v) capital support for its subsidiaries; (vi) repurchase of its common stock; and (vii) payment of dividends, if any, on its common stock. NMIH is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations that are incorporated in Delaware. Delaware law provides that dividends are only payable out of a corporation's surplus or recent net profits (subject to certain limitations).

As of December 31, 2022, NMIH had $88.9 million of cash and investments. NMIH's principal sources of net cash are dividends from its subsidiaries and investment income. NMIC has the capacity to pay aggregate ordinary dividends of $98.0 million to NMIH during the twelve-month period ending December 31, 2023. NMIH also has access to $250 million of undrawn revolving credit capacity under the 2021 Revolving Credit Facility. See Item 8, "*Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 5, Debt*".

On February 10, 2022, our Board of Directors approved a $125 million share repurchase program through December 31, 2023, that enables the company to repurchase its common stock. The authorization provides NMIH the flexibility to repurchase stock from time to time in the open market or in privately negotiated transactions, based on market and business conditions, stock price and other factors. During the year ended December 31, 2022, NMIH repurchased 2.9 million shares of common stock pursuant to trading plans under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, at a total cost of $56.6 million, including associated costs. As of December 31, 2022, $68.4 million of repurchase authority remained available under the program.

NMIH has entered into tax and expense-sharing agreements with its subsidiaries which have been approved by the Wisconsin OCI, with such approvals subject to change or revocation at any time. Among such agreements, the Wisconsin OCI has approved the allocation of interest expense on the Notes and the 2021 Revolving Credit Facility to NMIC to the extent proceeds from such offering and facility are distributed to NMIC or used to repay, redeem or otherwise defease amounts raised by NMIC under prior credit arrangements that have previously been distributed to NMIC.

The Notes mature on June 1, 2025 and bear interest at a rate of 7.375%, payable semi-annually on June 1 and December 1. The 2021 Revolving Credit Facility matures on the earlier of (x) November 29, 2025 or (y) if any existing senior secured notes remain outstanding on such date, February 28, 2025, and accrues interest at a variable rate equal to, at our discretion, (i) a Base Rate (as defined in the 2021 Revolving Credit Facility, subject to a floor of 1.00% per annum) plus a margin of 0.375% to 1.875% per annum or (ii) the Adjusted Term SOFR Rate (as defined in the 2021 Revolving Credit Facility) plus a margin of 1.375% to 2.875% per annum, with the margin in each of (i) or (ii) based on our applicable corporate credit rating at the time. Borrowings under the 2021 Revolving Credit Facility may be used for general corporate purposes, including to support the growth of our new business production and operations.

Under the 2021 Revolving Credit Facility, NMIH is required to pay a quarterly commitment fee on the average daily undrawn amount of 0.175% to 0.525%, based on the applicable corporate credit rating at the time. As of December 31, 2022, the applicable commitment fee was 0.30%.

We are subject to certain covenants under the 2021 Revolving Credit Facility. Under the 2021 Revolving Credit Facility, NMIH may not permit (i) our debt to total capitalization ratio to exceed 35% as of the last day of any fiscal quarter, (ii) the statutory capital of NMIC to be less than $1,290,314,825 as of the last day of any fiscal quarter, or (iii) our consolidated net worth to be, as of the last day of any fiscal quarter, less than the sum of (A) $1,047,808,462, plus (B) 50% of our cumulative consolidated net income for each fiscal quarter for which such consolidated net income is positive, plus (C) 50% of any increase in our consolidated net worth after September 30, 2021 resulting from certain issuances of equity by or capital contributions to NMIH or our subsidiaries. In addition, NMIC must remain at all times in compliance with all applicable "financial requirements" imposed pursuant to the PMIERs, subject to any allowed transition period or forbearance thereunder. The credit agreement for

2021 Revolving Credit Facility also prohibits, restricts or limits, among other things, NMIH's and its subsidiaries' ability to (i) incur additional indebtedness, (ii) incur liens on their property, (iii) pay dividends or make other distributions, (iv) sell their assets, (v) make certain loans or investments, (vi) merge or consolidate and (vii) enter into transactions with affiliates, in each case subject to certain limitations, exceptions and qualifications as set forth in the credit agreement for 2021 Revolving Credit Facility. We were in compliance with all covenants at December 31, 2022.

NMIC and Re One are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate and the GSEs. Under Wisconsin law, NMIC and Re One may pay dividends up to specified levels (i.e., "ordinary" dividends) with 30 days' prior notice to the Wisconsin OCI. Dividends in larger amounts, or "extraordinary" dividends, are subject to the Wisconsin OCI's prior approval. Under Wisconsin insurance laws, an extraordinary dividend is defined as any payment or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the lesser of (i) 10% of the insurer's statutory policyholders' surplus as of the preceding December 31 or (ii) adjusted statutory net income for the twelve-month period ending the preceding December 31. During the year ended December 31, 2022, NMIC paid a $34.9 million ordinary course dividend to NMIH. NMIC has the capacity to pay aggregate ordinary dividends of $98.0 million to NMIH during the twelve-month period ending December 31, 2023.

As an *approved insurer* under PMIERs, NMIC would generally be subject to additional restrictions on its ability to pay dividends to NMIH if it failed to meet the financial requirements prescribed by PMIERs. Approved insurers that fail to meet the prescribed PMIERs financial requirements are not permitted to pay dividends without prior approval from the GSEs.

NMIH may require liquidity to fund the capital needs of its insurance subsidiaries. NMIC's capital needs depend on many factors including its ability to successfully write new business, establish premium rates at levels sufficient to cover claims and operating costs, access the reinsurance markets and meet *minimum required asset* thresholds under the PMIERs and minimum state capital requirements (respectively, as defined therein).

As an approved mortgage insurer and Wisconsin-domiciled carrier, NMIC is required to satisfy financial and/or capitalization requirements stipulated by each of the GSEs and the Wisconsin OCI. The financial requirements stipulated by the GSEs are outlined in the PMIERs. Under the PMIERs, NMIC must maintain available assets that are equal to or exceed a minimum risk-based required asset amount, subject to a minimum floor of $400 million. At December 31, 2022, NMIC reported $2,379 million available assets against $1,204 million risk-based required assets for a $1,175 million "excess" funding position.

The risk-based required asset amount under PMIERs is determined at an individual policy-level based on the risk characteristics of each insured loan. Loans with higher risk factors, such as higher LTVs or lower borrower FICO scores, are assessed a higher charge. Non-performing loans that have missed two or more payments are generally assessed a significantly higher charge than performing loans, regardless of the underlying borrower or loan risk profile; however, special consideration is given under PMIERs to loans that are delinquent on homes located in an area declared by FEMA to be a Major Disaster zone eligible for Individual Assistance. In June 2020, the GSEs issued guidance (which was subsequently amended and restated) on the risk-based treatment of loans affected by the COVID-19 pandemic. Under the guidance, non-performing loans that are subject to a forbearance program granted in response to a financial hardship related to COVID-19 will benefit from a permanent 70% risk-based required asset haircut for the duration of the forbearance period and subsequent repayment plan or trial modification period.

NMIC's PMIERs minimum risk-based required asset amount is also adjusted for its reinsurance transactions (as approved by the GSEs). Under NMIC's quota share reinsurance treaties, it receives credit for the PMIERs risk-based required asset amount on ceded RIF. As its gross PMIERs risk-based required asset amount on ceded RIF increases, the PMIERS credit for ceded RIF automatically increases as well (in an unlimited amount). Under NMIC's ILN and XOL Transactions, it generally receives credit for the PMIERs risk-based required asset amount on ceded RIF to the extent such requirement is within the subordinated coverage (excess of loss detachment threshold) afforded by the transaction.

NMIC is also subject to state regulatory minimum capital requirements based on its RIF. Formulations of this minimum capital vary by state, however, the most common measure allows for a maximum ratio of RIF to statutory capital (commonly referred to as RTC) of 25:1. The RTC calculation does not assess a different charge or impose a different threshold RTC limit based on the underlying risk characteristics of the insured portfolio. Non-performing loans are treated the same as performing loans under the RTC framework. As such, the PMIERs generally imposes a stricter financial requirement than the state RTC standard.

As of December 31, 2022, NMIC's performing primary RIF, net of reinsurance, was approximately $25.0 billion. NMIC ceded 100% of its pool RIF pursuant to the 2016 QSR Transaction. Based on NMIC's total statutory capital of $2.2 billion (including contingency reserves) as of December 31, 2022, NMIC's RTC ratio was 11.1:1. Re One has no risk in force remaining and no longer reports a RTC ratio.

NMIC's principal sources of liquidity include (i) premium receipts on its insured portfolio and new business production, (ii) interest income on its investment portfolio and principal repayments on maturities therein, and (iii) existing cash and cash equivalent holdings. At December 31, 2022, NMIC had $2.0 billion of cash and investments, including $37 million of cash and equivalents. NMIC's principal liquidity demands include funds for the payment of (i) reimbursable holding company expenses, (ii) premiums ceded under our reinsurance transactions (iii) claims payments, and (iv) taxes as due or otherwise deferred through the purchase of tax and loss bonds. NMIC's cash inflow is generally significantly in excess of its cash outflow in any given period. During the twelve-month period ended December 31, 2022, NMIC generated $272 million of cash flow from operations and received an additional $162 million of cash flow on the maturity, sale and redemption of securities held in its investment portfolio. NMIC is not a party to any contracts (derivative or otherwise) that require it to post an increasing amount of collateral to any counterparty and NMIC's principal liquidity demands (other than claims payments) generally develop along a scheduled path (*i.e.*, are of a contractually predetermined amount and due at a contractually predetermined date). NMIC's only use of cash that develops along an unscheduled path is claims payments. Given the breadth and duration of forbearance programs available to borrowers, separate foreclosure moratoriums that have been enacted at a local, state and federal level, and the general duration of the default to foreclosure to claim cycle, we do not expect NMIC to use a meaningful amount of cash to settle claims in the near-term.

Debt and Financial Strength Ratings

NMIC's financial strength is rated "Baa1" by Moody's and "BBB" by S&P. NMIH's Notes are rated "Ba1" by Moody's and its long-term counter-party credit profile is rated "BB" by S&P. Moody's outlook for both its ratings is stable and S&P's outlook for both its ratings is positive.

Consolidated Investment Portfolio

The primary objectives of our investment activity are to generate investment income and preserve capital, while maintaining sufficient liquidity to cover our operating needs. We aim to achieve diversification by type, quality, maturity, and industry. We have adopted an investment policy that defines, among other things, eligible and ineligible investments; concentration limits for asset types, industry sectors, single issuers, and certain credit ratings; and benchmarks for asset duration.

Our investment portfolio is comprised entirely of fixed maturity instruments. As of December 31, 2022, the fair value of our investment portfolio was $2.1 billion and we held an additional $44 million of cash and equivalents. Pre-tax book yield on the investment portfolio for the year ended December 31, 2022 was 2.1%. Book yield is calculated as period-to-date net investment income divided by the average amortized cost of the investment portfolio. The yield on our investment portfolio is likely to change over time based on movements in interest rates, credit spreads, the duration or mix of our holdings and other factors.

The following tables present a breakdown of our investment portfolio and cash and cash equivalents by investment type and credit rating:

Percentage of portfolio's fair value	December 31, 2022	December 31, 2021
Corporate debt securities	60 %	64 %
Municipal debt securities	23	26
Cash, cash equivalents, and short-term investments	10	4
U.S. treasury securities and obligations of U.S. government agencies	4	1
Asset-backed securities	3	5
Total	100 %	100 %

Investment portfolio ratings at fair value [1]	December 31, 2022	December 31, 2021
AAA	19 %	9 %
AA [2]	25	28
A [2]	41	46
BBB [2]	15	17
BB [3]	—	—
Total	100 %	100 %

[1] Excluding certain operating cash accounts.
[2] Includes +/– ratings.
[3] We held one security with a BB+ rating at December 31, 2022, which is not identifiable in the table due to rounding.

All of our investments are rated by one or more nationally recognized statistical rating organizations. If three or more ratings are available, we assign the middle rating for classification purposes, otherwise we assign the lowest rating.

Investment Securities - Allowance for credit losses

We did not recognize an allowance for credit loss for any security in the investment portfolio as of December 31, 2022 or 2021, and we did not record any provision for credit loss for investment securities during the years ended December 31, 2022 or 2021.

As of December 31, 2022, the investment portfolio had gross unrealized losses of $254.7 million, of which $218.5 million had been in an unrealized loss position for a period of twelve months or longer. As of December 31, 2021, the investment portfolio had gross unrealized losses of $23.2 million, of which $6.5 million had been in an unrealized loss position for a period of twelve months or longer.

The increase in the aggregate size of the unrealized loss position as of December 31, 2022, was primarily driven by fluctuations in interest rates and, to a lesser extent, movements in credit spreads following the purchase date of certain securities. We evaluated the securities in an unrealized loss position as of December 31, 2022, assessing their credit ratings as well as any adverse conditions specifically related to the security. Based upon our estimate of the amount and timing of cash flows to be collected over the remaining life of each instrument, we believe the unrealized losses as of December 31, 2022 are not indicative of the ultimate collectability of the current amortized cost of the securities.

Taxes

We are a U.S. taxpayer and are subject to a statutory U.S. federal corporate income tax rate of 21%. Our holding company files a consolidated U.S. federal and various state income tax returns on behalf of itself and its subsidiaries.

Our effective income tax rate on pre-tax income was 22.4%, 22.1% and 21.3% for the years ended December 31, 2022, 2021 and 2020, respectively. Our effective income tax rate may vary from the statutory tax rate in a given period due to the inclusions and exclusions of income and deductions for tax purposes. Inclusions of tax deductions may include tax benefits from excess share based compensation for vested RSUs and exercised stock options; and exclusions from income may include the fair value fluctuation of our warrant liability.

At December 31, 2022, we had federal net operating loss carryforwards of $1.5 million, which expire in varying amounts in 2030 and 2031, and state net operating loss carryforwards of $133.2 million, which expire in varying amounts from 2031 to 2043. Our ability to utilize our remaining federal net operating loss carryforwards is restricted by Section 382 of the Internal Revenue Code (IRC), which imposes annual limitations if there is an "ownership change." As a result of the acquisition of our insurance subsidiaries in 2012, $7.3 million of federal net operating losses were subject to annual limitations of $0.8 million through 2016, $0.5 million in 2017 and $0.3 million, thereafter, through 2028. Our remaining federal net operating loss carryforwards balance is a result of this limitation.

As a mortgage guaranty insurance company, we are eligible to claim a tax deduction for our statutory contingency reserve balance, subject to certain limitations outlined under Section 832(e) of the IRC, and only to the extent we acquire tax and loss bonds in an amount equal to the tax benefit derived from the claimed deduction. As of December 31, 2022, we held $154.4 million of tax and loss bonds in "Prepaid federal income taxes" on our consolidated balance sheets.

We record a valuation allowance against the state net operating losses generated by NMIH as NMIH operates at a loss, and we do not expect to utilize such net deferred tax assets in the future. We continue to evaluate the realizability of our state net deferred tax asset position, and our examination of results through December 31, 2022 and review of future expectations support the continued application of a valuation allowance against such state net deferred tax assets.

NMIH and its subsidiaries entered into a tax sharing agreement effective August 23, 2012, which was subsequently amended on September 1, 2016. Under original and amended agreements, each of the parties agreed to file consolidated federal income tax returns for all tax years beginning in and subsequent to 2012, with NMIH as the direct tax filer. The tax liability of each subsidiary that is party to the agreement is limited to the amount of the liability it would incur if it filed separate returns.

The Inflation Reduction Act (IRA) enacted in August 2022 imposed, among other provisions, a 1% excise tax on the net value of stock repurchases made on or after January 1, 2023. As of December 31, 2022, $68.4 million of repurchase authority remained available under the $125 million share repurchase program authorized by our Board of Directors through December 31, 2023. We expect future repurchase amounts will be subject to the IRA excise tax as executed; however, we do not currently expect the excise tax or other provisions of the IRA to have a material impact on our financial condition or result of operations.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with GAAP. In preparing our consolidated financial statements, management has made estimates and assumptions, and applied judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As a result, actual results could differ materially from those estimates. A summary of the accounting policies that management believes are critical to the preparation of our consolidated financial statements is set forth below.

Insurance Premium Revenue Recognition

Premiums for primary mortgage insurance policies may be paid in a single payment at origination (single premium), on a monthly installment basis (monthly premium) or on an annual installment basis (annual premium), with such election and payment type fixed at policy inception. Premiums written at origination for single premium policies are initially deferred as unearned premiums and amortized into earnings over the estimated policy life in accordance with the anticipated expiration of risk. Monthly premiums are recognized as revenue in the month billed and when coverage is effective. Annual premiums are initially deferred and earned on a straight-line basis over the year of coverage. Upon cancellation of a policy, all remaining non-refundable deferred and unearned premium is immediately earned, and any refundable deferred and unearned premium is returned to the policyholder and recorded as a reduction to written premium and unearned premium reserve in the period paid.

Premiums written on pool transactions are earned over the period that coverage is provided.

Reserve for Insurance Claims and Claim Expenses

We establish reserves for claims based on our best estimate of the ultimate claim costs for defaulted loans using the general principles contained in ASC 944, Financial Services - Insurance (ASC 944). A loan is considered to be in "default" as of the payment date at which a borrower has missed the preceding two or more consecutive monthly payments. We establish reserves for loans that have been reported to us in default by servicers, referred to as case reserves, and additional loans that we estimate (based on actuarial review and other factors) to be in default that have not yet been reported to us by servicers, referred to as incurred but not reported (IBNR) reserves. We also establish reserves for claim expenses, which represent the estimated cost of the claim administration process, including legal and other fees, as well as other general expenses of administering the claim settlement process. Claim expense reserves are either allocated (*i.e.*, associated with a specific claim) or unallocated (*i.e.*, not associated with a specific claim).

The establishment of claims and claim expense reserves is subject to inherent uncertainty and requires significant judgment by management. Reserves are established by estimating the number of loans in default that will result in a claim payment, which is referred to as claim frequency, and the amount of claim payment expected to be paid on each such loan in default, which is referred to as claim severity. Claim frequency and severity estimates are established based on historical observed experience regarding certain loan factors, such as age of the default, size of the loan and LTV ratios, and are strongly influenced by assumptions about the path of certain economic factors, such as house price appreciation, trends in unemployment and mortgage rates. We consider the appropriateness of such inputs at each fiscal quarter and conduct an actuarial review annually to evaluate and, if necessary, update these assumptions.

It is possible that a relatively small change in our estimates for claim frequency or claim severity could have a material impact on our reserve position and our consolidated results of operations, even in a stable macroeconomic environment. At December 31, 2022, assuming all other estimates remain constant, a one percentage point increase/decrease in our average claim severity factor would cause approximately a +/- $0.8 million change in our reserve position, and a one percentage point increase/decrease in our average claim frequency factor cause approximately a +/- $1.4 million change in our reserve position.

Investments

We have designated our investment portfolio as available-for-sale and report our invested assets at fair value. Unrealized gains and losses in the portfolio, net of related tax expense or benefit, are recognized as a component of accumulated other comprehensive income (AOCI) in shareholders' equity.

We measure fair value and classify invested assets in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Item 8, *Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 4, Fair Value of Financial Instruments*."

Purchases and sales of investments are recorded on a trade date basis. Net investment income is recognized when earned, and includes interest and dividend income together with amortization of market premiums and discounts using the effective yield method, and is net of investment management fees and other investment related expenses. For asset-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to changes in effective yields and prepayment assumptions are recognized on a prospective basis.

We recognize an impairment on a security through the consolidated statement of operations and comprehensive income if (i) we intend to sell the impaired security; or (ii) it is more likely than not that we will be required to sell the impaired security prior to recovery of its amortized cost basis. If a sale is intended or likely to be required, we write down the amortized cost basis of the security to fair value and recognize the full amount of the impairment through the statement of operations as a "*Realized Investment Loss*."

For securities in an unrealized loss position where a sale is not intended or likely to be required, we further assess if the decline in fair value below amortized cost is driven by a credit related impairment, considering several items including, but not limited to:

- the severity of the decline in fair value;
- the financial condition of the issuer;
- the failure of the issuer to make scheduled interest or principal payments;
- recent rating downgrades of the applicable security or issuer by one or more nationally recognized statistical ratings organization; and
- other adverse conditions related to or impacting the security or issuer.

To the extent we determine that a security impairment is credit-related, an impairment loss is recognized through the statement of operations as a provision for credit loss expense, and presented as a "Realized Investment Loss." We recognize an allowance for credit losses for the difference between the amortized cost and present value of future expected cash flows, limited by the amount the fair value of the security is below its amortized cost. Subsequent changes (favorable and unfavorable) in credit losses are recognized through the statement of operations as a provision for or a reversal of credit loss expense, and presented as a "Realized Investment Gain or Loss." The portion of a security impairment attributed to other non-credit related factors is recognized in other comprehensive income, net of taxes.

Deferred Policy Acquisition Costs (DAC)

Costs directly associated with the successful acquisition of mortgage insurance policies, consisting of certain selling expenses and other policy issuance and underwriting expenses, are initially deferred and reported as DAC. DAC is reviewed periodically to determine that it does not exceed recoverable amounts. DAC is amortized to expense in proportion to estimated gross profits over the life of the associated policies. We revise the rate of amortization to reflect actual experience and changes to our persistency or loss development assumptions, and may accelerate or slow such rate in future periods as experience and future changes to estimates dictate. During the year ended December 31, 2021, we accelerated the rate and recognized an additional $11.1 million of DAC amortization due to the significant increase in mortgage refinancing activity and material decline in persistency on certain prior book years' insurance in-force experienced during the period. During the year ended December 31,

2022, we reverted to a normalized historical amortization rate given the marked improvement in our persistency during the period tied to an increase in interest and mortgage note rates, and slowdown in the pace of refinancing activity during the year.

Premium Deficiency Reserves

We consider whether a premium deficiency exists and premium deficiency reserve is required at each fiscal quarter using best estimate assumptions as of the testing date. Per ASC 944, a premium deficiency reserve shall be recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs and maintenance costs exceeds future premiums, existing reserves and anticipated investment income. The premium deficiency assessment requires the use of significant judgment and estimates to determine the present value of future premiums, and expected claim costs and expenses. The present value of future premiums relies on, among other things, assumptions about persistency and repayment patterns on the underlying insured loans. The present value of expected claim costs and expenses relies on assumptions about the severity of claims, claim rates on current defaults and expected defaults in future periods. Assumptions used in the premium deficiency calculation can be affected by changes in the macroeconomic environment, including the rate of house price appreciation and prevailing interest rates. Relatively small changes in estimated claim rates or estimated claim amounts could have a significant impact on our premium deficiency analysis. If we determine it is necessary and appropriate to establish a premium deficiency reserve, and actual premium patterns and claims experience differ from the assumptions used to establish the reserve, the difference between the actual results and our estimates would affect our consolidated results of operations in future periods.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We own and manage a large investment portfolio of various holdings, types and maturities. NMIH's principal source of operating cash is investment income. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance.

We manage market risk via a defined investment policy implemented by our treasury function with oversight from our Board's Risk Committee. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

- *Changes to the level of interest rates*. Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates of our insurance portfolio, and as a result we may determine that our investment portfolio needs to be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse. Additionally, the changes in Eurodollar based interest rates affect the interest expense related to the Company's debt.

- *Changes to the term structure of interest rates*. Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

- *Market volatility/changes in the real or perceived credit quality of investments*. Deterioration in the quality of investments, identified through changes to our own or third-party (*e.g.*, rating agency) assessments, will reduce the value and potentially the liquidity of investments.

- *Concentration Risk*. If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

- *Prepayment Risk*. Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

The carrying value of our investment portfolio as of December 31, 2022 and 2021 was $2.1 billion, of which 100% was invested in fixed maturity securities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturity securities. We mitigate the market risk associated with our fixed maturity securities portfolio by matching the duration of our fixed maturity securities with the expected duration of the liabilities that those securities are intended to support.

As of December 31, 2022, the duration of our fixed income portfolio, including cash and cash equivalents, was 3.87 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.87% in fair value of our fixed income portfolio. Excluding cash, our fixed income portfolio duration was 3.89 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.89% in fair value of our fixed income portfolio.

We are also subject to market risk related to the 2021 Revolving Credit Facility and the ILN Transactions. As discussed in Item 8, "*Financial Statements - Notes to Consolidated Financial Statements - Note 5, Debt*" the 2021 Revolving Credit Facility bears interest at a variable rate and, as a result, increases in market interest rates would generally result in increased interest expense on our outstanding drawn balance.

The risk premium amounts under the ILN Transactions are calculated by multiplying the outstanding reinsurance coverage amount at the beginning of any payment period by a coupon rate, which is the sum of one-month LIBOR or SOFR, as applicable, and a risk margin, and then subtracting actual investment income earned on the trust balance during that payment period. An increase in one-month LIBOR or SOFR, as applicable, would generally increase the risk premium payments, while an increase to money market rates, which directly affect investment income earned on the trust balance, would generally decrease them. Although we expect the two rates to move in tandem, to the extent they do not, it could increase or decrease the risk premium payments that otherwise would be due.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of NMI Holdings, Inc.
NMI Holdings, Inc.
Emeryville, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NMI Holdings, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statements schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserve for Insurance Claims and Claim Expense

As described in Notes 2 and 7 to the consolidated financial statements, the Company recorded $99.8 million of reserve for insurance claims and claim expenses at December 31, 2022. The establishment of insurance claims and claim expenses reserve is subject to inherent uncertainty and requires significant judgment by management. The reserve is established by estimating: (i) claim severity which is the amount of the claim payment expected to be paid on each loan in default, (ii) claim frequency which is the number of loans in default expected to result in a claim payment, and (iii) the beneficial impact of assistance programs. The claim frequency is determined based on historical experience regarding certain loan factors. The claim severity and claim frequency estimates are also strongly influenced by current economic conditions including unemployment and the housing market.

We identified the Company's estimation of the reserve for insurance claims and claim expenses as a critical audit matter. The principal consideration for our determination is the high degree of subjectivity in estimating claim severity, claim frequency and the beneficial impact of assistance programs. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Testing the completeness and accuracy of the underlying loans and claims data used in management's reserve calculations which supported claim severity, claim frequency estimates and the beneficial impact of assistance programs.

- Utilizing personnel with specialized knowledge and skill in actuarial methods to assist in: (i) evaluating the appropriateness of the methodology and the assumptions used by management and management's specialist, including assessment of the reasonableness of changes in assumptions and inputs used in developing claim severity, claim frequency and the beneficial impact of assistance programs, (ii) developing an independent estimate of the reserve for insurance claims and claim expense using Company and historical mortgage industry data and comparing this independent estimate to management's and management's specialist's estimated reserve and (iii) performing a retrospective review of the prior year reserve estimate against historical figures.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2011.

San Francisco, California

February 14, 2023

NMI HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets	*(In Thousands, except for share data)*	
Fixed maturities, available-for-sale, at fair value (amortized cost of $2,352,747 and $2,078,773 as of December 31, 2022 and December 31, 2021, respectively)	$ 2,099,389	$ 2,085,931
Cash and cash equivalents (including restricted cash of $2,176 and $3,165 as of December 31, 2022 and December 31, 2021, respectively)	44,426	76,646
Premiums receivable	69,680	60,358
Accrued investment income	14,144	11,900
Deferred policy acquisition costs, net	58,564	59,584
Software and equipment, net	31,930	32,047
Intangible assets and goodwill	3,634	3,634
Reinsurance recoverable	21,587	20,320
Prepaid federal income taxes [1]	154,409	89,244
Other assets [1] [2]	18,267	10,917
Total assets	$ 2,516,030	$ 2,450,581
Liabilities		
Debt	$ 396,051	$ 394,623
Unearned premiums	123,035	139,237
Accounts payable and accrued expenses	74,576	72,000
Reserve for insurance claims and claim expenses	99,836	103,551
Reinsurance funds withheld	2,674	5,601
Warrant liability, at fair value	—	2,363
Deferred tax liability, net	193,859	164,175
Other liabilities	12,272	3,245
Total liabilities	902,303	884,795
Commitments and contingencies (see Note 14)		
Shareholders' equity		
Common stock - class A shares, $0.01 par value; 86,472,742 shares issued and 83,549,879 shares outstanding as of December 31, 2022 and 85,792,849 shares issued and outstanding as of December 31, 2021 (250,000,000 shares authorized)	865	858
Additional paid-in capital	972,717	955,302
Treasury stock, at cost: 2,922,863 and 0 common shares as of December 31, 2022 and December 31, 2021, respectively	(56,575)	—
Accumulated other comprehensive (loss) income, net of tax	(204,323)	1,485
Retained earnings	901,043	608,141
Total shareholders' equity	1,613,727	1,565,786
Total liabilities and shareholders' equity	$ 2,516,030	$ 2,450,581

[1] "Prepaid federal income taxes" have been reclassified from "Other assets" in the prior period.
[2] "Prepaid expenses" and "Prepaid reinsurance premiums" have been reclassified as "Other assets" in the prior period.

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended December 31,		
	2022	2021	2020
	(In Thousands, except for per share data)		
Revenues			
Net premiums earned	$ 475,266	$ 444,294	$ 397,172
Net investment income	46,406	38,072	31,897
Net realized investment gains	481	729	930
Other revenues	1,192	1,977	3,284
Total revenues	523,345	485,072	433,283
Expenses			
Insurance claims and claim (benefits) expenses	(3,594)	12,305	59,247
Underwriting and operating expenses	117,490	142,303	131,610
Service expenses	1,094	2,509	2,840
Interest expense	32,163	31,796	24,387
Gain from change in fair value of warrant liability	(1,113)	(566)	(2,907)
Total expenses	146,040	188,347	215,177
Income before income taxes	377,305	296,725	218,106
Income tax expense	84,403	65,595	46,540
Net income	$ 292,902	$ 231,130	$ 171,566
Earnings per share			
Basic	$ 3.45	$ 2.70	$ 2.20
Diluted	$ 3.39	$ 2.65	$ 2.13
Weighted average common shares outstanding			
Basic	84,921	85,620	78,023
Diluted	85,999	86,885	79,263
Net income	$ 292,902	$ 231,130	$ 171,566
Other comprehensive (loss) income, net of tax:			
Unrealized (losses) gains in accumulated other comprehensive income, net of tax (benefit) expense of $(54,608), $(13,768) and $9,525 for each of the years in the three-year period ended December 31, 2022, respectively	(205,428)	(51,795)	35,829
Reclassification adjustment for realized (gains) losses included in net income, net of tax expense (benefit) of $101, $153 and $(196) for each of the years in the three-years ended December 31, 2022, respectively	(380)	(576)	739
Other comprehensive (loss) income, net of tax	(205,808)	(52,371)	36,568
Comprehensive income	$ 87,094	$ 178,759	$ 208,134

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Additional Paid-in Capital	Treasury Stock, At Cost	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount					
				(In Thousands)			
Balances, December 31, 2019	68,358	$ 684	$707,003	$ —	$ 17,288	$205,445	$ 930,420
Common stock: class A shares issued related to public offering	15,870	159	219,528	—	—	—	219,687
Common stock: class A shares issued related to warrant exercises	11	*	325	—	—	—	325
Common stock: class A shares issued under stock plans, net of shares withheld for employee taxes	924	9	(99)	—	—	—	(90)
Share-based compensation expense	—	—	11,115	—	—	—	11,115
Change in unrealized investment gains/ losses, net of tax expense of $9,721	—	—	—	—	36,568	—	36,568
Net income	—	—	—	—	—	171,566	171,566
Balances, December 31, 2020	85,163	$ 852	$937,872	$ —	$ 53,856	$377,011	$1,369,591
Common stock: class A shares issued related to warrant exercises	86	1	1,982	—	—	—	1,983
Common stock: class A shares issued under stock plans, net of shares withheld for employee taxes	544	5	(1,230)	—	—	—	(1,225)
Share-based compensation expense	—	—	16,678	—	—	—	16,678
Change in unrealized investment gains/ losses, net of tax benefit of $13,921	—	—	—	—	(52,371)	—	(52,371)
Net income	—	—	—	—	—	231,130	231,130
Balances, December 31, 2021	85,793	$ 858	$955,302	$ —	$ 1,485	$608,141	$1,565,786
Common stock: class A shares issued related to warrant exercises	84	1	1,767	—	—	—	1,768
Common stock: class A shares issued under stock plans, net of shares withheld for employee taxes	596	6	223	—	—	—	229
Repurchase of common stock	(2,923)	—	—	(56,575)	—	—	(56,575)
Share-based compensation expense	—	—	15,425	—	—	—	15,425
Change in unrealized investment gains/ losses, net of tax benefit of $54,709	—	—	—	—	(205,808)	—	(205,808)
Net income	—	—	—	—	—	292,902	292,902
Balances, December 31, 2022	83,550	$ 865	$972,717	$ (56,575)	$ (204,323)	$901,043	$1,613,727

* During 2020, we issued 11,368 common shares with a par value of $0.01 in connection with the exercise of warrants, which is not identifiable in this schedule due to rounding.

See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2022	2021	2020
Cash flows from operating activities		(In Thousands)	
Net income	$ 292,902	$ 231,130	$ 171,566
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized investment gains	(481)	(729)	(930)
Gain from change in fair value of warrant liability	(1,113)	(566)	(2,907)
Depreciation and amortization	11,870	11,232	9,930
Net amortization of premium on investment securities	5,721	6,733	3,668
Amortization of debt discount and debt issuance costs	1,846	1,861	4,036
Deferred income taxes	84,393	65,510	46,506
Share-based compensation expense	15,425	16,678	11,115
Changes in operating assets and liabilities:			
Premiums receivable	(9,322)	(10,579)	(3,694)
Accrued investment income	(2,244)	(2,038)	(3,031)
Deferred policy acquisition costs, net	1,020	2,641	(2,253)
Reinsurance recoverable	(1,267)	(2,712)	(12,669)
Prepaid federal income taxes [1]	(65,165)	(42,853)	(38,764)
Other assets [1] [2]	236	(218)	180
Unearned premiums	(16,202)	20,420	(17,825)
Reserve for insurance claims and claim expenses	(3,715)	12,984	66,815
Reinsurance balances, net	(1,904)	(683)	2,783
Accounts payable and accrued expenses	1,394	16,908	18,072
Net cash provided by operating activities	313,394	325,719	252,598
Cash flows from investing activities			
Purchase of short-term investments	(313,926)	(10,640)	(42,241)
Purchase of fixed-maturity investments, available-for-sale	(233,586)	(514,405)	(1,065,916)
Proceeds from maturity of short-term investments	151,635	—	86,045
Proceeds from redemptions, maturities and sale of fixed-maturity investments, available-for-sale	116,663	163,103	404,717
Software and equipment	(10,572)	(12,238)	(12,159)
Net cash used in investing activities	(289,786)	(374,180)	(629,554)
Cash flows from financing activities			
Proceeds from issuance of common stock related to public offering, net of issuance costs	—	—	219,687
Proceeds from issuance of common stock related to employee equity plans	5,442	4,201	8,871
Proceeds from issuance of common stock related to warrant exercises	518	503	—
Taxes paid related to net share settlement of equity awards	(5,213)	(5,426)	(8,961)
Proceeds from senior secured notes	—	—	400,000
Repayments of term loan	—	—	(147,750)
Payments of debt issuance costs	—	(1,108)	(9,043)
Repurchases of common stock	(56,575)	—	—
Net cash (used in) provided by financing activities	(55,828)	(1,830)	462,804
Net (decrease) increase in cash, cash equivalents and restricted cash	(32,220)	(50,291)	85,848
Cash, cash equivalents and restricted cash, beginning of period	76,646	126,937	41,089
Cash, cash equivalents and restricted cash, end of period	$ 44,426	$ 76,646	$ 126,937
Supplemental disclosures of cash flow information			
Interest paid	$ 29,500	$ 29,500	$ 17,561
Income taxes refunded	20	457	70

(1) "Prepaid federal income taxes" have been reclassified from "Other assets" in prior periods.
(2) "Prepaid expenses" have been reclassified as "Other assets" in prior periods.

See accompanying notes to consolidated financial statements.

1. Organization and Basis of Presentation

NMI Holdings, Inc. (NMIH) is a Delaware corporation, incorporated in May 2011 to provide private mortgage guaranty insurance (which we refer to as mortgage insurance or MI) through its wholly-owned insurance subsidiaries, National Mortgage Insurance Corporation (NMIC) and National Mortgage Reinsurance Inc One (Re One). Our common stock is listed on the Nasdaq exchange under the ticker symbol "NMIH."

NMIC, our primary insurance subsidiary, issued its first mortgage insurance policy in April 2013. NMIC is licensed to write mortgage insurance in all 50 states and the District of Columbia (D.C.). Re One historically provided reinsurance coverage to NMIC in accordance with certain statutory risk retention requirements. Such requirements have been repealed and the reinsurance coverage provided by Re One to NMIC has been commuted. Re One remains a wholly-owned, licensed insurance subsidiary; however, it does not currently have active insurance exposures. In August 2015, NMIH capitalized a wholly-owned subsidiary, NMI Services, Inc. (NMIS), through which we offer outsourced loan review services to mortgage loan originators.

Basis of Presentation

The accompanying consolidated financial statements include the results of NMIH and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. These financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) and our accounts are maintained in U.S. dollars. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as of the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to current period presentation.

COVID-19 Developments

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a global health emergency and subsequently characterized the outbreak as a global pandemic on March 11, 2020. In an effort to stem contagion and control the spread of the virus, the population at large severely curtailed day-to-day activity and local, state and federal regulators imposed a broad set of restrictions on personal and business conduct nationwide. The COVID-19 pandemic, along with the widespread public and regulatory response, caused a dramatic slowdown in U.S. and global economic activity.

The global dislocation caused by COVID-19 was unprecedented and the pandemic had a direct impact on the U.S. housing market, private mortgage insurance industry, and our business and operating performance for an extended period. More recently, however, the acute economic impact of COVID-19 has begun to recede. While the pandemic continues to pose a global risk and affect communities across the U.S., it is no longer the single dominant driver of our performance that it had been in earlier periods. COVID-19 is now one of several mosaic factors, including a range of macroeconomic forces and public policy initiatives that are influencing our market and business.

Although we are optimistic that the nationwide COVID-19 vaccination effort and other medical advances will continue to support a normalization of personal and business activity, the path of the virus remains unknown and subject to risk. Given this uncertainty, we are not able to fully assess or estimate the impact the pandemic may have on the mortgage insurance market, our business performance or our financial position at this time, and it remains possible COVID-19 could again trigger more severe and adverse outcomes in future periods.

2. Summary of Accounting Principles

Use of Estimates

We use accounting principles and methods that conform to GAAP. We are required to apply significant judgment and make material estimates in the preparation of our financial statements and with regard to various accounting, reporting and disclosure matters. Assumptions and estimates are required to apply these principles where actual measurement is not possible or practical.

Insurance Premium Revenue Recognition

Premiums for primary mortgage insurance policies may be paid in a single payment at origination (single premium), on a monthly installment basis (monthly premium) or on an annual installment basis (annual premium), with such election and payment type fixed at policy inception. Premiums written at origination for single premium policies are initially deferred as unearned premiums and amortized into earnings over the estimated policy life, in accordance with the anticipated expiration of risk. Monthly premiums are recognized as revenue in the month billed and when the coverage is effective. Annual premiums are initially deferred and earned on a straight-line basis over the year of coverage. Upon cancellation of a policy, all remaining non-refundable deferred and unearned premium is immediately earned, and any refundable deferred and unearned premium is returned to the policyholder and recorded as a reduction to written premium and unearned premium reserve in the period paid.

Premiums written on pool transactions are earned over the period that coverage is provided.

Concentrations

For the years ended December 31, 2022, 2021 and 2020, no customer accounted for more than 10% of our consolidated revenues. At December 31, 2022, December 31, 2021 and December 31, 2020 approximately 11%, 10% and 11%, respectively, of our total risk-in-force (RIF) was concentrated in California.

Reserves for Insurance Claims and Claim Expenses

We establish reserves for claims based on our best estimate of the ultimate claim costs for defaulted loans using the general principles contained in ASC 944, *Financial Services - Insurance* (ASC 944). A loan is considered to be in "default" as of the payment date at which a borrower has missed the preceding two or more consecutive monthly payments. We establish reserves for loans that have been reported to us in default by servicers, referred to as case reserves, and additional loans that we estimate (based on actuarial review and other factors) to be in default that have not yet been reported to us by servicers, referred to as incurred but not reported (IBNR) reserves. We also establish reserves for claim expenses, which represent the estimated cost of the claim administration process, including legal and other fees, as well as other general expenses of administering the claim settlement process. Claim expense reserves are either allocated (*i.e.*, associated with a specific claim) or unallocated (*i.e.*, not associated with a specific claim).

The establishment of claims and claim expense reserves is subject to inherent uncertainty and requires significant judgment by management. Reserves are established by estimating the number of loans in default that will result in a claim payment, which is referred to as claim frequency, and the amount of claim payment expected to be paid on each such loan in default, which is referred to as claim severity. Claim frequency and severity estimates are established based on historical observed experience regarding certain loan factors, such as age of the default, size of the loan and loan-to-value (LTV) ratios, and are strongly influenced by assumptions about the path of certain economic factors, such as house price appreciation, trends in unemployment and mortgage rates. We consider the appropriateness of such inputs at each fiscal quarter and conduct an actuarial review annually to evaluate and, if necessary, update these assumptions.

Investments

We have designated our investment portfolio as available-for-sale and report our invested assets at fair value. Unrealized gains and losses in the portfolio, net of related tax expense or benefit, are recognized as a component of accumulated other comprehensive income (AOCI) in shareholders' equity.

We measure fair value and classify invested assets in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note 4, "*Fair Value of Financial Instruments*" for further discussion.

Purchases and sales of investments are recorded on a trade date basis. Net investment income is recognized when earned, and includes interest and dividend income together with amortization of market premiums and discounts using the effective yield method, and is net of investment management fees and other investment related expenses. For asset-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to changes in effective yields and prepayment assumptions are recognized on a prospective basis.

We recognize an impairment on a security through the consolidated statement of operations and comprehensive income if (i) we intend to sell the impaired security; or (ii) it is more likely than not that we will be required to sell the impaired security prior to recovery of its amortized cost basis. If a sale is intended or likely to be required, we write down the amortized cost basis of the security to fair value and recognize the full amount of the impairment through the statement of operations as a "*Realized Investment Loss*."

For securities in an unrealized loss position where a sale is not intended or likely to be required, we further assess if the decline in fair value below amortized cost is driven by a credit related impairment, considering several items including, but not limited to:

- the severity of the decline in fair value;

- the financial condition of the issuer;

- the failure of the issuer to make scheduled interest or principal payments;

- recent rating downgrades of the applicable security or issuer by one or more nationally recognized statistical ratings organization; and

- other adverse conditions related to or impacting the security or issuer.

To the extent we determine that a security impairment is credit-related, an impairment loss is recognized through the statement of operations as a provision for credit loss expense, and presented as a "*Realized Investment Loss*." We recognize an allowance for credit losses for the difference between the amortized cost and present value of future expected cash flows, limited by the amount the fair value of the security is below its amortized cost. Subsequent changes (favorable and unfavorable) in credit losses are recognized through the statement of operations as a provision for or a reversal of credit loss expense, and presented as a "*Realized Investment Gain or Loss*." The portion of a security impairment attributed to other non-credit related factors is recognized in other comprehensive income, net of taxes.

We have elected to present accrued interest receivable separately from available for sale securities on our consolidated balance sheets. Accrued interest receivable was $14.1 million and $11.9 million as of December 31, 2022 and 2021, respectively, and is included in "*Accrued Investment Income*." We have elected not to measure an allowance for credit losses for accrued interest receivable on available for sale securities. Accrued interest for available for sale securities is written off against interest income when the receivable has aged 90 days past due. We did not write off any accrued interest receivable during the years ended December 31, 2022, 2021 or 2020.

We consider items such as commercial paper with original maturities of 90 days or less to be short-term investments.

Deferred Policy Acquisition Costs (DAC)

Costs directly associated with the successful acquisition of mortgage insurance policies, consisting of certain selling expenses and other policy issuance and underwriting expenses, are initially deferred and reported as DAC. DAC is reviewed periodically to determine that it does not exceed recoverable amounts. DAC is amortized to expense in proportion to estimated gross profits over the life of the associated policies. We revise the rate of amortization to reflect actual experience and any changes to persistency or loss development. Total amortization of DAC for the years ended December 31, 2022, 2021 and 2020, net of a portion of the ceding commissions earned under our quota share reinsurance agreements (see "*Reinsurance*", below*)*, was $11.9 million, $22.8 million and $19.1 million, respectively.

Premium Deficiency Reserves

We consider whether a premium deficiency exists and premium deficiency reserve is required at each fiscal quarter using best estimate assumptions as of the testing date. Per ASC 944, a premium deficiency reserve shall be recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs and maintenance costs exceeds future premiums, existing reserves and anticipated investment income. We have determined that no premium deficiency reserves were necessary for any of the years in the three-year period ended December 31, 2022.

Reinsurance

We account for premiums, claims and claim expenses that are ceded to reinsurers on basis consistent with that which we use to account for the original policies we issue and pursuant to the terms of our reinsurance contracts. We account for premiums ceded or otherwise paid to reinsurers as a reduction to premium revenue.

NMIC entered into quota share reinsurance treaties effective September 1, 2016 (the 2016 QSR Transaction), January 1, 2018 (the 2018 QSR Transaction), April 1, 2020 (the 2020 QSR Transaction), January 1, 2021 (the 2021 QSR Transaction),

October 1, 2021 (the 2022 QSR Transaction), July 1, 2022 (the 2022 Seasoned QSR Transaction), and January 1, 2023 (the 2023 QSR Transaction), which we refer to collectively as the QSR Transactions. We earn profit and ceding commissions in connection with the QSR Transactions (see Note 6, "*Reinsurance*"). Profit commissions represent a percentage of the profits recognized by reinsurers that are returned to us, based on the level of claims and claim expenses that we cede. We recognize any profit commissions we earn as an increase to premium revenue. Ceding commissions are calculated as a percentage of ceded written premiums under the 2016 QSR Transaction and as a percentage of ceded earned premiums under the 2018, 2020, 2021, 2022, 2022 Seasoned and 2023 QSR Transactions, and are intended to cover our costs of acquiring and servicing direct policies. We recognize any ceding commissions generated under the QSR Transactions in a manner consistent with our recognition of earnings on the underlying reinsured policies. We account for ceding commissions earned as a reduction to underwriting and operating expenses.

Under the QSR Transactions, we cede a portion of claims and claim expenses and reserves to our reinsurers, and account for such ceded reserves as "Reinsurance Recoverables" on the consolidated balance sheets and such ceded expenses as reductions to claims and claim expenses on the consolidated statements of operations. As of December 31, 2022 and 2021, we had $21.6 million and $20.3 million, respectively, of reinsurance recoverables under the QSR Transactions. We remain directly liable for all claim payments if we are unable to collect the recoverables due from our reinsurers and, as such, we actively monitor and manage our counterparty credit exposure to our reinsurance providers. We establish an allowance for expected credit loss against our reinsurance recoverables if we do not expect to recover amounts due from one or more of our reinsurance counterparties, and report our reinsurance recoverables net of such allowance, if any. We actively monitor the counterparty credit profiles of our reinsurers and each is required to partially collateralize its obligations under the terms of our QSR Transactions. The allowance for credit loss established with respect to our reinsurance recoverables was deemed immaterial as of December 31, 2022 and 2021.

Variable Interest Entities

NMIC is a party to excess-of-loss reinsurance agreements with Oaktown Re II Ltd., Oaktown Re III Ltd., Oaktown Re V Ltd., Oaktown Re VI Ltd., and Oaktown Re VII Ltd. (special purpose reinsurance entities collectively referred to as the Oaktown Re Vehicles) effective July 25, 2018, July 30, 2019, October 29, 2020, April 27, 2021, and October 26, 2021, respectively. At inception of the respective reinsurance agreements, we determined that each of the Oaktown Re Vehicles was a variable interest entity (VIE), as defined under GAAP Accounting Standards Codification (ASC) 810, because they did not have sufficient equity at risk to finance their respective activities. We evaluated the VIEs at inception to determine whether NMIC was the primary beneficiary under each deal and, if so, whether we were required to consolidate the assets and liabilities of each VIE. The primary beneficiary of a VIE is an enterprise that (1) has the power to direct the activities of the VIE, which most significantly impact its economic performance and (2) has significant economic exposure to the VIE, *i.e.*, the obligation to absorb losses or receive benefits that could potentially be significant. The determination of whether an entity is the primary beneficiary of a VIE is complex and requires management judgment regarding determinative factors, including the expected results of the VIE and how those results are absorbed by beneficial interest holders, as well as which party has the power to direct activities that most significantly impact the performance of the VIE. We concluded that we are not the primary beneficiary of each VIE and, as such, we do not consolidate them in our consolidated financial statements.

See Note 6, "*Reinsurance*" for further discussion of the reinsurance arrangements.

Income Taxes

We account for income taxes using the liability method in accordance with ASC Topic 740, *Income Taxes*. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that would result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statement of operations.

We purchase non-interest bearing U.S. Mortgage Guaranty Tax and Loss Bonds issued by the Treasury Department in order to claim a tax deduction for our contingency reserve balance. The tax and loss bonds are carried at cost and are reported as "*Prepaid Federal Income Taxes*" on the consolidated balance sheets.

See Note 11, "*Income Taxes*", for further discussion of the tax and loss bonds and other income tax matters.

Warrants

We accounted for warrants to purchase our common shares in accordance with ASC 470-20, *Debt with Conversion and Other Options* and ASC 815-40 *Derivatives and Hedging - Contracts in Entity's Own Equity*. Our outstanding warrants were settled through either (i) physical settlement method, or (ii) cashless exercise, where the number of shares issued upon exercise of the warrants was reduced to cover the cost of the exercise in lieu of the holder remitting a cash payment for the exercise price. All unexercised warrants expired in April 2022 after the 10th anniversary of the date issued. The number of warrants and exercise price were subject to anti-dilution provisions whereby the number of warrants may have been increased and their exercise price may been adjusted downward under certain circumstances. The anti-dilutive adjustments may have been in excess of any dilution incurred by the warrant holders, and may have been triggered by events that are not dilutive. As a result, the warrants were classified as a liability. We revalued the warrants at the end of each reporting period, and any change in fair value was reported in the statements of operations in the period in which the change occurred. We calculated the fair value of the warrants using a Black-Scholes option-pricing model in combination with a binomial model.

Share-Based Compensation

We account for stock compensation in accordance with ASC 718, *Compensation - Stock Compensation*, which addresses accounting for share-based awards and recognition of compensation expense, measured using grant date fair value, over the requisite service or performance period of the award. Share-based compensation includes restricted stock units (RSUs) and stock option grants under our stock incentive plans. We calculate the fair value of stock option grants using a Black-Scholes option pricing model, which takes into account various subjective assumptions. Key assumptions used in the model include the expected volatility of our stock price, dividend yield and the risk-free interest rate, as well as the expected option term, giving consideration to the contractual terms of any award. We use the simplified method to estimate expected option term during the period as sufficient historical exercise data is not available. RSU grants may contain a service condition, or performance and service conditions. RSU grants are valued at our stock price on the date of grant less the present value of anticipated dividends. We account for stock option and RSU forfeitures as they occur.

Earnings per Share (EPS)

Basic earnings per share is based on the weighted-average number of common shares outstanding. Diluted earnings per share is based on the weighted-average number of common shares outstanding and common share equivalents that would be issuable upon the vesting of existing service based and certain performance and service based RSUs, and exercise of vested and unvested stock options and outstanding warrants.

Share Repurchases

Common stock repurchases are recorded at cost and presented as "Treasury Stock" on the consolidated balance sheets and statements of changes in shareholders' equity. At the date of repurchase, shareholders' equity is reduced by the aggregate repurchase price plus commissions, applicable taxes and other expenses that arise from the repurchase transaction.

Cash and Cash Equivalents

We consider items such as certificates of deposit and money market funds with original maturities of 90 days or less to be cash equivalents.

Software and Equipment

We capitalize certain costs associated with the development of internal-use software and equipment. Software and equipment are stated at cost, less accumulated amortization and depreciation. Amortization of software and depreciation of equipment commences at the beginning of the month following our placement of the assets into use. Amortization and depreciation are calculated on a straight-line basis over the estimated useful life of the respective assets, typically from three to five years, unless factors indicate a shorter useful life. For further detail, see Note 12, "*Software and Equipment.*"

Leases

We recognize right-of-use (ROU) assets and corresponding lease liabilities for our lease arrangements. Lease liabilities are established based on the estimated present value of lease payments over the relevant lease term. We estimate a discount rate for each lease based on our estimated incremental borrowing rate at the commencement date of the relevant lease. ROU assets are measured as the associated lease liability plus any direct costs incurred in connection with the initial establishment of the lease, less any lease incentives received.

Business Combinations, Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired from a business combination. In accordance with ASC 350, *Intangibles - Goodwill and Other*, we test goodwill for impairment annually or more frequently if we believe indicators of impairment exist. We have not identified any impairments of goodwill through December 31, 2022.

Our intangible assets consist of state licenses and Fannie Mae and Freddie Mac (collectively, the GSEs) applications which have indefinite lives. We test indefinite-lived intangible assets for impairment annually or more frequently if we believe indicators of impairment exist. We have not identified any impairments of indefinite-lived intangible assets through December 31, 2022.

Premiums Receivable

Premiums receivable consists of premiums due on our mortgage insurance policies. If a mortgage insurance premium is unpaid for more than 120 days, the associated receivable is written off against earned premium and the related insurance policy is canceled. We recognize an allowance for credit losses for premiums receivable based on credit losses expected to arise over the life of the receivable. Due to the nature of our insurance policies (a necessary precondition for access to mortgage credit for covered borrowers) and the short duration of the related receivables, we do not typically experience credit losses against our premium receivables and the allowance for credit loss established on premium receivables was deemed immaterial at December 31, 2022 and 2021.

Premiums receivable may be written off prior to 120 days in the ordinary course of business for non-credit events including, but not limited to, the modification or refinancing of an underlying insured loan. We established a $2.3 million reserve for premium write-offs at December 31, 2022 and 2021.

Other Revenues

Other revenues represent underwriting fee revenue from our subsidiary, NMIS, which provides outsourced loan review services to mortgage loan originators. NMIS fees are earned and recognized as services are provided.

Recent Accounting Pronouncements - Adopted

In August 2020, the Financial Accounting Standards Board (the FASB) issued ASU 2020-06, *Debt—Debt with Conversion and Other Options* (Subtopic 470-20) and *Derivatives and Hedging—Contracts in Entity's Own Equity* (Subtopic 815-40). The update simplifies the accounting for convertible instruments and contracts on an entity's own equity, including warrants, eliminating certain triggers for derivative accounting. We adopted this ASU on January 1, 2022 and determined it did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements - Not Yet Adopted In August 2018, the FASB issued ASU 2018-12, *Targeted Improvements to the Accounting for Long-Duration Contracts* (Topic 944). The update provides guidance to the existing recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. The FASB subsequently issued ASU 2019-09 in November 2019 and ASU 2020-11 in November 2020, which amended the effective date for this standard and provided transition relief to facilitate early application for long duration contracts. The standard will now take effect for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We adopted this ASU on January 1, 2023 and determined it did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform* (Topic 848). The update provides optional guidance to ease the potential burden in accounting for reference rate reform on financial reporting. Reference rate reform refers to the global transition away from referencing the London Interbank Offered Rate (LIBOR) in financial contracts, which is expected to be discontinued during a transition period from 2021 through 2023. The ASU includes optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if

certain criteria are met. This standard may be elected and applied prospectively over time from March 12, 2020 through December 31, 2022 as reference rate reform activities occur. In December 2022, the FASB issued ASU 2022-06, which extended the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. We continue to monitor the impact the discontinuance of LIBOR will have on our contracts and other transactions; however, the adoption of, and future elections under ASU 2020-04 and ASU 2022-06 are not expected to have a material impact on our consolidated financial statements as the ASUs will ease, if warranted, the requirements for accounting for the future effects of the rate reform.

3. Investments

We hold all investments on an available-for-sale basis and evaluate each position quarterly for impairment. We recognize an impairment on a security through the statement of operations if (i) we intend to sell the impaired security; or (ii) it is more likely than not that we will be required to sell the impaired security prior to recovery of its amortized cost basis. If a sale is intended or likely to be required, we write down the amortized cost basis of the security to fair value and recognize the full amount of the impairment through the consolidated statement of operations and comprehensive income as a "Net Realized Investment Loss." To the extent we determine that a security impairment is credit-related, an impairment loss is recognized through the statement of operations as a provision for credit loss expense. The portion of a security impairment attributed to other non-credit related factors is recognized in other comprehensive income, net of taxes.

Fair Values and Gross Unrealized Gains and Losses on Investments

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
As of December 31, 2022		*(In Thousands)*		
U.S. Treasury securities and obligations of U.S. government agencies	$ 82,301	$ —	$ (2,369)	$ 79,932
Municipal debt securities	563,972	—	(80,796)	483,176
Corporate debt securities	1,457,589	1,149	(165,096)	1,293,642
Asset-backed securities	74,762	—	(6,204)	68,558
Total bonds	2,178,624	1,149	(254,465)	1,925,308
Short-term investments	174,123	185	(227)	174,081
Total investments	$ 2,352,747	$ 1,334	$ (254,692)	$ 2,099,389

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
As of December 31, 2021		*(In Thousands)*		
U.S. Treasury securities and obligations of U.S. government agencies	$ 29,443	$ 981	$ —	$ 30,424
Municipal debt securities	553,793	5,689	(5,404)	554,078
Corporate debt securities	1,388,204	22,990	(17,364)	1,393,830
Asset-backed securities	96,324	684	(427)	96,581
Total bonds	2,067,764	30,344	(23,195)	2,074,913
Short-term investments	11,009	9	—	11,018
Total investments	$ 2,078,773	$ 30,353	$ (23,195)	$ 2,085,931

We did not own any mortgage-backed securities in our asset-backed securities portfolio at December 31, 2022 or 2021.

The following table presents a breakdown of the fair value of our corporate debt securities by issuer industry group as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Financial	38 %	38 %
Consumer	24	24
Communications	11	11
Utilities	11	10
Technology	8	9
Industrial	8	8
Total	100 %	100 %

As of December 31, 2022 and 2021, approximately $5.4 million and $5.6 million, respectively, of our cash and investments were held in the form of U.S. Treasury securities on deposit with various state insurance departments to satisfy regulatory requirements.

Scheduled Maturities

The amortized cost and fair value of available-for-sale securities as of December 31, 2022 and 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most asset-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

As of December 31, 2022	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 271,613	$ 270,428
Due after one through five years	935,615	862,747
Due after five through ten years	1,047,461	875,947
Due after ten years	23,296	21,709
Asset-backed securities	74,762	68,558
Total investments	$ 2,352,747	$ 2,099,389

As of December 31, 2021	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 81,699	$ 82,201
Due after one through five years	630,625	644,447
Due after five through ten years	1,215,224	1,207,997
Due after ten years	54,901	54,705
Asset-backed securities	96,324	96,581
Total investments	$ 2,078,773	$ 2,085,931

Aging of Unrealized Losses

As of December 31, 2022, the investment portfolio had gross unrealized losses of $254.7 million, of which $218.5 million were associated with securities that had been in an unrealized loss position for a period of twelve months or longer. As of December 31, 2021, the investment portfolio had gross unrealized losses of $23.2 million, of which $6.5 million were associated with securities that had been in an unrealized loss position for a period of twelve months or longer. For those securities in an unrealized loss position, the length of time the securities were in such a position is as follows:

	Less Than Twelve Months			Twelve Months or Greater			Total		
	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
As of December 31, 2022						($ In Thousands)			
U.S. Treasury securities and obligations of U.S. government agencies	19	$ 77,164	$ (2,260)	4	$ 2,768	$ (109)	23	$ 79,932	$ (2,369)
Municipal debt securities	57	143,097	(12,942)	181	340,079	(67,854)	238	483,176	(80,796)
Corporate debt securities	141	434,174	(19,699)	168	790,537	(145,397)	309	1,224,711	(165,096)
Asset-backed securities	12	13,527	(1,097)	14	55,031	(5,107)	26	68,558	(6,204)
Short-term investments	12	104,236	(227)	—	—	—	12	104,236	(227)
Total	241	$772,198	$ (36,225)	367	$1,188,415	$(218,467)	608	$1,960,613	$(254,692)

	Less Than Twelve Months			Twelve Months or Greater			Total		
	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
As of December 31, 2021						($ In Thousands)			
Municipal debt securities	151	$ 314,823	$ (4,959)	2	$ 8,138	$ (445)	153	$ 322,961	$ (5,404)
Corporate debt securities	114	653,488	(11,426)	20	146,003	(5,938)	134	799,491	(17,364)
Asset-backed securities	11	57,601	(357)	1	1,977	(70)	12	59,578	(427)
Total	276	$1,025,912	$ (16,742)	23	$156,118	$ (6,453)	299	$1,182,030	$ (23,195)

Allowance for credit losses

As of December 31, 2022 and 2021, we did not recognize an allowance for credit loss for any security in the investment portfolio and we did not record any provision for credit loss for investment securities during the years ended December 31, 2022 or 2021.

The increase in the number of securities and the aggregate size of the unrealized loss position as of December 31, 2022, was driven by fluctuations in interest rates and, to a lesser extent, movements in credit spreads following the purchase date of certain securities. We evaluated the securities in an unrealized loss position as of December 31, 2022, assessing their credit ratings as well as any adverse conditions specifically related to the security. Based upon our estimate of the amount and timing of cash flows to be collected over the remaining life of each instrument, we believe the unrealized losses as of December 31, 2022 are not indicative of the ultimate collectability of the current amortized cost of the securities.

Net Investment Income

The following table presents the components of net investment income:

		For the years ended December 31,		
		2022	2021	2020
		(In Thousands)		
Investment income	$	47,720	$ 39,385	$ 33,140
Investment expenses		(1,314)	(1,313)	(1,243)
Net investment income	$	46,406	$ 38,072	$ 31,897

The following table presents the components of net realized investment gains:

		For the years ended December 31,				
		2022		2021		2020
		(In Thousands)				
Gross realized investment gains	$	490	$	729	$	5,572
Gross realized investment losses		(9)		—		(4,642)
Net realized investment gains	$	481	$	729	$	930

4. Fair Value of Financial Instruments

The following describes the valuation techniques used by us to determine the fair value of our financial instruments:

We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this standard are described below:

Level 1 - Fair value measurements based on quoted prices in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. We do not adjust the quoted price for such instruments.

Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions, which require significant management judgment or estimation about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets classified as Level 1 and Level 2

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including data published in market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. We have not made any adjustments to the prices obtained from the independent pricing sources.

Liabilities classified as Level 3

We calculate the fair value of outstanding warrants utilizing Level 3 inputs, including a Black-Scholes option-pricing model, in combination with a binomial model, and we value the pricing protection features within the warrants using a Monte-Carlo simulation model. Variables in the model include the risk-free rate of return, dividend yield, expected life and expected volatility of our stock price. All outstanding and unexercised warrants expired in April 2022 and there was no warrant liability remaining as of December 31, 2022.

The following tables present the level within the fair value hierarchy at which our financial instruments were measured:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of December 31, 2022	*(In Thousands)*			
U.S. Treasury securities and obligations of U.S. government agencies	$ 79,932	$ —	$ —	$ 79,932
Municipal debt securities	—	483,176	—	483,176
Corporate debt securities	—	1,293,642	—	1,293,642
Asset-backed securities	—	68,558	—	68,558
Cash, cash equivalents and short-term investments	218,507	—	—	218,507
Total assets	$ 298,439	$ 1,845,376	$ —	$ 2,143,815

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of December 31, 2021	*(In Thousands)*			
U.S. Treasury securities and obligations of U.S. government agencies	$ 30,424	$ —	$ —	$ 30,424
Municipal debt securities	—	554,078	—	554,078
Corporate debt securities	—	1,393,830	—	1,393,830
Asset-backed securities	—	96,581	—	96,581
Cash, cash equivalents and short-term investments	87,664	—	—	87,664
Total assets	$ 118,088	$ 2,044,489	$ —	$ 2,162,577
Warrant liability	—	—	2,363	2,363
Total liabilities	$ —	$ —	$ 2,363	$ 2,363

There were no transfers between Level 2 and Level 3 of the fair value hierarchy during the years ended December 31, 2022 or 2021.

The following table provides a roll-forward of Level 3 liabilities measured at fair value:

	For the years ended December 31,		
Warrant Liability	2022	2021	2020
	(In Thousands)		
Balance, January 1	$ 2,363	$ 4,409	$ 7,641
Change in fair value of warrant liability included in earnings	(1,113)	(566)	(2,907)
Issuance of common stock on warrant exercise	(1,250)	(1,480)	(325)
Balance, December 31	$ —	$ 2,363	$ 4,409

All outstanding and unexercised warrants expired in April 2022 and there was no warrant liability remaining as of December 31, 2022. For more information on the expiration of warrants and changes in the fair value of the warrant liability during the years ended December 31, 2022, 2021 and 2020, see Note 9, *"Warrants"*.

The following table outlines the key inputs and assumptions used to calculate the fair value of the warrant liability in the Black-Scholes option-pricing model as of the dates indicated:

	As of December 31,	
	---	---
	2021	**2020**
Common stock price	$ 21.85	$ 22.65
Risk free interest rate	0.07 %	0.11 %
Expected life	0.31 years	1.31 years
Expected volatility	26.3 %	83.7 %
Dividend yield	— %	— %

Financial Instruments not Measured at Fair Value

On June 19, 2020, we issued $400 million aggregate principal amount of senior secured notes that mature on June 1, 2025 (the Notes) and used a portion of the proceeds from the Notes offering to repay the outstanding amount due under our $150 million term loan (2018 Term Loan). At December 31, 2022, the Notes were carried at a cost of $396.1 million, net of unamortized debt issuance costs of $3.9 million, and had a fair value of $405.9 million as assessed under our Level 2 hierarchy. At December 31, 2021, the Notes were carried at a cost of $394.6 million, net of unamortized debt issuance costs of $5.4 million, and had a fair value of $454.6 million.

5. Debt

Senior Secured Notes

At December 31, 2022, we had $400 million aggregate principal amount of senior secured notes outstanding. The Notes were issued pursuant to an indenture dated June 19, 2020 (the Indenture) and bear interest at a rate of 7.375%, payable semi-annually on June 1 and December 1.

The Notes mature on June 1, 2025. At any time, or from time to time, prior to March 1, 2025, we may elect to redeem the Notes in whole or in part at a price based on 100% of the aggregate principal amount of any Notes redeemed plus the "Applicable Premium," plus accrued and unpaid interest thereon. Applicable Premium is defined as the greater of (1) 1.0% of the principal amount of the Notes, or (2) the excess of the present value of the principal value of the Notes plus all future interest payments over the principal amount. At any time on or after March 1, 2025, we may elect to redeem the Notes in whole or in part at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon.

Interest expense for the Notes includes interest and the amortization of capitalized debt issuance costs. In connection with the Notes offering, we recorded capitalized debt issuance costs of $7.4 million. Such amounts will be amortized over the contractual life of the Notes using the effective interest method. The effective interest rate on the Notes is 7.825%. At December 31, 2022 and 2021, approximately $3.9 million and $5.4 million, respectively, of unamortized debt issuance costs remained.

At December 31, 2022 and 2021, $2.5 million of accrued and unpaid interest on the Notes was included in "Accounts Payable and Accrued Expenses" on the consolidated balance sheets.

2021 Revolving Credit Facility

On November 29, 2021, we amended our $110 million senior secured revolving credit facility (the 2020 Revolving Credit Facility and as amended, the 2021 Revolving Credit Facility), expanding the lender group, increasing the revolving capacity to $250 million, and extending the maturity from February 22, 2023 to the earlier of (x) November 29, 2025, or (y) if any existing senior secured notes remain outstanding on such date, February 28, 2025. Borrowings under the 2021 Revolving Credit Facility may be used for general corporate purposes, including to support the growth of our new business production and operations, and accrue interest at a variable rate equal to, at our discretion, (i) a Base Rate (as defined in the 2021 Revolving Credit Facility) subject to a floor of 1.00% per annum) plus a margin of 0.375% to 1.875% per annum or (ii) the Adjusted Term Secured Overnight Financing Rate (SOFR, as defined in the 2021 Revolving Credit Facility) plus a margin of 1.375% to 2.875% per annum, with the margin in each of (i) or (ii) based on our applicable corporate credit rating at the time. As of December 31, 2022 and 2021, no amounts were drawn under the 2021 Revolving Credit Facility.

Under the 2021 Revolving Credit Facility, we are required to pay a quarterly commitment fee on the average daily undrawn amount of 0.175% to 0.525%, based on the applicable corporate credit rating at the time. As of December 31, 2022, the applicable commitment fee was 0.30%. For the years ended December 31, 2022 and 2021, we recorded $0.8 million and $0.4 million of commitment fees in interest expense, respectively.

We incurred debt issuance costs of $1.1 million in connection with the 2021 Revolving Credit Facility, and had $0.6 million of unamortized debt issuance costs associated with the 2020 Revolving Credit Facility remaining at the time of its amendment and replacement. Combined unamortized debt issuance will be amortized through interest expense on a straight-line basis over the contractual life of the 2021 Revolving Credit Facility. At December 31, 2022 and 2021, remaining unamortized deferred debt issuance costs were $1.2 million and $1.6 million, respectively.

We are subject to certain covenants under the 2021 Revolving Credit Facility, including, but not limited to, the following: a maximum debt-to-total capitalization ratio of 35%, compliance with the private mortgage insurer eligibility requirements (PMIERs) financial requirements (subject to any GSE approved waivers), and minimum consolidated net worth and statutory capital requirements (respectively, as defined therein). We were in compliance with all covenants at December 31, 2022.

6. Reinsurance

We enter into third-party reinsurance transactions to actively manage our risk, ensure compliance with PMIERs, state regulatory and other applicable capital requirements, (respectively, as defined therein), and support the growth of our business. The Wisconsin Office of the Commissioner of Insurance (Wisconsin OCI) has approved and the GSEs have indicated their non-objection to all such transactions (subject to certain conditions and ongoing review, including levels of approved capital credit).

The effect of our reinsurance agreements on premiums written and earned is as follows:

	For the years ended December 31,		
	2022	2021	2020
	(In Thousands)		
Net premiums written			
Direct	$ 577,926	$ 557,050	$ 455,172
Ceded [1]	(117,680)	(88,539)	(66,528)
Net premiums written	$ 460,246	$ 468,511	$ 388,644
Net premiums earned			
Direct	$ 594,127	$ 536,630	$ 472,998
Ceded [1]	(118,861)	(92,336)	(75,826)
Net premiums earned	$ 475,266	$ 444,294	$ 397,172

[1] Net of profit commission.

Excess-of-loss reinsurance

Insurance-linked notes

NMIC is a party to reinsurance agreements with Oaktown Re II Ltd., Oaktown Re III Ltd., Oaktown Re V Ltd., Oaktown Re VI Ltd., and Oaktown Re VII Ltd. (special purpose reinsurance entities collectively referred to as the Oaktown Re Vehicles) effective July 25, 2018, July 30, 2019, October 29, 2020, April 27, 2021, and October 26, 2021, respectively. Each agreement provides NMIC with aggregate excess-of-loss reinsurance coverage on a defined portfolio of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the respective Oaktown Re Vehicle then provides second layer loss protection up to a defined reinsurance coverage amount. NMIC then retains losses in excess of the respective reinsurance coverage amounts.

NMIC makes risk premium payments to the Oaktown Re Vehicles for the applicable outstanding reinsurance coverage amount and pays an additional amount for anticipated operating expenses (capped at $250 thousand per year). NMIC ceded aggregate premiums to the Oaktown Re Vehicles of $41.9 million, $41.3 million and $22.8 million during the years ended December 31, 2022, 2021 and 2020, respectively.

NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure under each excess-of-loss agreement. NMIC did not cede any incurred losses on covered policies to the Oaktown Re Vehicles during the years ended

December 31, 2022, 2021 and 2020, as the aggregate first layer risk retention for each applicable agreement was not exhausted during such periods.

Under the terms of each excess-of-loss reinsurance agreement, the Oaktown Re Vehicles are required to fully collateralize their outstanding reinsurance coverage amount to NMIC with funds deposited into segregated reinsurance trusts. Such trust funds are required to be invested in short-term U.S. Treasury money market funds at all times. Each Oaktown Re Vehicle financed its respective collateral requirement through the issuance of mortgage insurance-linked notes to unaffiliated investors. Such insurance-linked notes mature ten years from the inception date of each reinsurance agreement (except the notes issued by Oaktown Re VI Ltd. and Oaktown Re VII Ltd., which have a 12.5 year maturity). We refer to NMIC's reinsurance agreements with and the insurance-linked note issuances by Oaktown Re Vehicles individually as the 2018 ILN Transaction, 2019 ILN Transaction, 2020-2 ILN Transaction, 2021-1 ILN Transaction, and 2021-2 ILN Transaction, and collectively as the ILN Transactions.

The respective reinsurance coverage amounts provided by the Oaktown Re Vehicles decrease over a ten-year period as the underlying insured mortgages are amortized or repaid, and/or the mortgage insurance coverage is canceled (except the coverage provided by Oaktown Re VI Ltd. and Oaktown Re VII Ltd., which decreases over a 12.5 year period). As the reinsurance coverage decreases, a prescribed amount of collateral held in trust by the Oaktown Re Vehicles is distributed to ILN Transaction noteholders as amortization of the outstanding insurance-linked note principal balances. The outstanding reinsurance coverage amounts stop amortizing, and the collateral distribution to ILN Transaction noteholders and amortization of insurance-linked note principal is suspended if certain credit enhancement or delinquency thresholds, as defined in each agreement, are triggered (each, a Lock-Out Event). As of December 31, 2022, the 2018 ILN Transaction was deemed to be in Lock Out due to the default experience of its underlying reference pool and the 2021-2 ILN Transaction was deemed to be in Lock Out in connection with the initial build of its target credit enhancement level. As such, the amortization of reinsurance coverage, and distribution of collateral assets and amortization of insurance-linked notes was suspended for both ILN Transactions. The amortization of reinsurance coverage, distribution of collateral assets and amortization of insurance-linked notes issued in connection with the 2018 and 2021-2 ILN Transactions will remain suspended for the duration of the Lock-Out Event for each respective ILN Transaction, and during such period assets will be preserved in the applicable reinsurance trust account to collateralize the excess-of-loss reinsurance coverage provided to NMIC. Effective August 31, 2022, a Lock-Out Event for the 2019 ILN Transaction was deemed to have cleared and amortization of the associated reinsurance coverage, and distribution of collateral assets and amortization of the associated insurance-linked notes resumed.

NMIC holds optional termination rights under each ILN Transaction, including, among others, an optional call feature which provides NMIC the discretion to terminate the transaction on or after a prescribed date, and a clean-up call if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount at inception or if NMIC reasonably determines that changes to GSE or rating agency asset requirements would cause a material and adverse effect on the capital treatment afforded to NMIC under a given agreement. In addition, there are certain events that trigger mandatory termination of an agreement, including NMIC's failure to pay premiums or consent to reductions in a trust account to make principal payments to noteholders, among others.

Effective March 25, 2022 and April 25, 2022, NMIC exercised its optional clean-up call to terminate and commute its previously outstanding excess of loss reinsurance agreements with Oaktown Re Ltd. and Oaktown Re IV Ltd., respectively. In connection with the termination and commutation of each respective agreement, the insurance-linked notes issued by Oaktown Re Ltd. and Oaktown Re IV Ltd. were redeemed in full with a distribution of remaining collateral assets.

The following table presents the inception date, covered production period, initial and current reinsurance coverage amount, and initial and current first layer retained aggregate loss under each outstanding ILN Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	Inception Date	Covered Production	Initial Reinsurance Coverage	Current Reinsurance Coverage	Initial First Layer Retained Loss	Current First Layer Retained Loss [1]
2018 ILN Transaction	July 25, 2018	1/1/2017 - 5/31/2018	$264,545	$158,489	$125,312	$122,202
2019 ILN Transaction	July 30, 2019	6/1/2018 - 6/30/2019	326,905	204,127	123,424	122,257
2020-2 ILN Transaction	October 29, 2020	4/1/2020 - 9/30/2020 [2]	242,351	95,729	121,777	121,177
2021-1 ILN Transaction	April 27, 2021	10/1/2020 - 3/31/2021 [3]	367,238	305,139	163,708	163,665
2021-2 ILN Transaction [5]	October 26, 2021	4/1/2021 - 9/30/2021 [4]	363,596	363,596	146,229	146,204

[1] NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure and cedes reserves for incurred claims and claim expenses to each applicable ILN Transaction and recognizes a reinsurance recoverable if such incurred claims and claim expenses exceed its current first layer retained loss.

[2] Approximately 1% of the production covered by the 2020-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2020.

[3] Approximately 1% of the production covered by the 2021-1 ILN Transaction has coverage reporting dates between July 1, 2019 and September 30, 2020.

[4] Approximately 2% of the production covered by the 2021-2 ILN Transaction has coverage reporting dates between July 1, 2019 and March 31, 2021.

[5] As of December 31, 2022, the current reinsurance coverage amount on the 2021-2 ILN Transactions is equal to the initial reinsurance coverage amount, as the reinsurance coverage provided by Oaktown Re VII Ltd. will not begin to amortize until its target credit enhancement level is reached.

Under the terms of our ILN Transactions, we are required to maintain a certain level of restricted funds in premium deposit accounts with Bank of New York Mellon until the respective notes have been redeemed in full. "Cash and cash equivalents" on our consolidated balance sheet includes restricted amounts of $2.2 million and $3.2 million as of December 31, 2022 and 2021, respectively. The restricted balances required under these transactions will decline over time as the outstanding principal balance of the respective insurance-linked notes are amortized.

Traditional reinsurance

NMIC is a party to three excess-of-loss reinsurance agreements with broad panels of third-party reinsurers – the 2022-1 XOL Transaction, effective April 1, 2022, the 2022-2 XOL Transaction, effective July 1, 2022, and the 2022-3 XOL Transaction, effective October 1, 2022 – which we refer to collectively as the XOL Transactions. Each XOL Transaction provides NMIC with aggregate excess-of-loss reinsurance coverage on a defined portfolio of mortgage insurance policies. Under each agreement, NMIC retains a first layer of aggregate loss exposure on covered policies and the reinsurers then provide second layer loss protection up to a defined reinsurance coverage amount. The reinsurance coverage amount of each XOL Transaction is set to approximate the PMIERs minimum required assets of its reference pool and decreases from the inception of each respective agreement over a ten-year period in the event the PMIERs minimum required assets of the pool declines. NMIC retains losses in excess of the outstanding reinsurance coverage amount.

Under the terms of the XOL Transactions, NMIC makes risk premium payments to its third-party reinsurance providers for the outstanding reinsurance coverage amount and ceded aggregate premiums of $13.9 million during the year ended December 31, 2022. NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure under each agreement. NMIC did not cede any incurred losses on covered policies under the XOL Transactions during the year ended December 31, 2022, as the aggregate first layer risk retention for each agreement was not exhausted during the period.

NMIC holds optional termination rights which provide it the discretion to terminate each XOL Transaction on or after a specified date. NMIC may also elect to terminate the XOL Transactions at any point if the outstanding reinsurance coverage amount amortizes to 10% or less of the reinsurance coverage amount provided at inception, or if it determines that it will no longer be able to take full PMIERs asset credit for the coverage. Additionally, under the terms of the treaties, NMIC may selectively terminate its engagement with individual reinsurers under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold, and/or a reinsurer breaches (and fails to cure) its collateral posting obligation.

Each of the third-party reinsurance providers that is party to the XOL Transactions has an insurer financial strength rating of A- or better by Standard & Poor's Rating Service (S&P), A.M. Best Company Inc. (A.M. Best) or both.

The following table presents the inception date, covered production period, initial and current reinsurance coverage amount, and initial and current first layer retained aggregate loss under each outstanding XOL Transaction. Current amounts are presented as of December 31, 2022.

($ values in thousands)	Inception Date	Covered Production	Initial Reinsurance Coverage	Current Reinsurance Coverage	Initial First Layer Retained Loss	Current First Layer Retained Loss [1]
2022-1 XOL Transaction	April 1, 2022	10/1/2021 - 3/31/2022 [2]	$289,741	$282,906	$133,366	$133,366
2022-2 XOL Transaction	July 1, 2022	4/1/2022 - 6/30/2022 [3]	154,306	151,013	78,906	78,906
2022-3 XOL Transaction	October 1, 2022	7/1/2022 - 9/30/2022	96,779	95,825	106,265	106,265

[1] NMIC applies claims paid on covered policies against its first layer aggregate retained loss exposure and cedes reserves for incurred claims and claim expenses to each applicable XOL Transaction and recognizes a reinsurance recoverable if such incurred claims and claim expenses exceed its current first layer retained loss.

[2] Approximately 1% of the production covered by the 2022-1 XOL Transaction has coverage reporting dates between October 21, 2019 and September 30, 2021.

[3] Approximately 1% of the production covered by the 2022-2 XOL Transaction has coverage reporting dates between January 4, 2021 and March 31, 2022.

Quota share reinsurance

NMIC is a party to seven quota share reinsurance treaties – the 2016 QSR Transaction, effective September 1, 2016, the 2018 QSR Transaction, effective January 1, 2018, the 2020 QSR Transaction, effective April 1, 2020, the 2021 QSR Transaction, effective January 1, 2021, the 2022 QSR Transaction, effective October 1, 2021, the 2022 Seasoned QSR Transaction, effective July 1, 2022 and the 2023 QSR Transaction, effective January 1, 2023 – which we refer to collectively as the QSR Transactions. Under each of the QSR Transactions, NMIC cedes a proportional share of its risk on eligible policies to panels of third-party reinsurance providers. Each of the third-party reinsurance providers that is party to the QSR Transactions has an insurer financial strength rating of A- or better by S&P, A.M. Best or both.

Under the terms of the 2016 QSR Transaction, NMIC cedes premiums written related to 25% of the risk on eligible primary policies written for all periods through December 31, 2017 and 100% of the risk under our pool agreement with Fannie Mae. The 2016 QSR Transaction is scheduled to terminate on December 31, 2027, except with respect to the ceded pool risk, which is scheduled to terminate on August 31, 2023. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2020, or at the end of any calendar quarter thereafter, which would result in NMIC recapturing the related risk.

Under the terms of the 2018 QSR Transaction, NMIC cedes premiums earned related to 25% of the risk on eligible policies written in 2018 and 20% of the risk on eligible policies written in 2019. The 2018 QSR Transaction is scheduled to terminate on December 31, 2029. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2022, or at the end of any calendar quarter thereafter, which would result in NMIC recapturing the related risk.

Under the terms of the 2020 QSR Transaction, NMIC cedes premiums earned related to 21% of the risk on eligible policies written from April 1, 2020 to December 31, 2020. The 2020 QSR Transaction is scheduled to terminate on December 31, 2030. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2023, or at the end of any calendar quarter thereafter, which would result in NMIC recapturing the related risk.

Under the terms of the 2021 QSR Transaction, NMIC cedes premiums earned related to 22.5% of the risk on eligible policies written from January 1, 2021 to October 30, 2021. The 2021 QSR Transaction is scheduled to terminate on December 31, 2031. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2024, or at the end of any calendar quarter thereafter, which would result in NMIC recapturing the related risk.

Under the terms of the 2022 QSR Transaction, NMIC cedes premiums earned related to 20% of the risk on eligible policies written primarily between October 30, 2021 and December 31, 2022. The 2022 QSR Transaction is scheduled to terminate on December 31, 2032. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2025 or semi-annually thereafter, which would result in NMIC recapturing the related risk.

In connection with the 2022 QSR Transaction, NMIC entered into the 2023 QSR Transaction as a springing back-to-back quota share agreement. Under the terms of the 2023 QSR Transaction, NMIC cedes premiums earned related to 20% of the risk on eligible policies written from January 1, 2023 to December 31, 2023. The 2023 QSR Transaction is scheduled to terminate on December 31, 2033. NMIC has the option, based on certain conditions and subject to a termination fee, to terminate the agreement as of December 31, 2026 or semi-annually thereafter, which would result in NMIC recapturing the related risk.

Under the terms of the 2022 Seasoned QSR Transaction, NMIC cedes premiums earned related to 95% of the net risk on eligible policies primarily for a seasoned pool of mortgage insurance policies that had previously been covered under the retired Oaktown Re Ltd. and Oaktown Re IV Ltd. reinsurance transactions, after the consideration of coverage provided by other QSR

Transactions. The 2022 Seasoned QSR Transaction is scheduled to terminate on June 30, 2032. NMIC has the option, based on certain conditions, to terminate the agreement as of June 30, 2025 or quarterly thereafter through December 31, 2027 with the payment of a termination fee, and as of March 31, 2028 or quarterly thereafter without the payment of a termination fee. Such termination would result in NMIC recapturing the related risk.

NMIC may terminate any or all of the QSR Transactions without penalty if, due to a change in PMIERs requirements, it is no longer able to take full PMIERs asset credit for the RIF ceded under the respective agreements. Additionally, under the terms of the QSR Transactions, NMIC may elect to selectively terminate its engagement with individual reinsurers on a run-off basis (*i.e.*, reinsurers continue providing coverage on all risk ceded prior to the termination date, with no new cessions going forward) or cut-off basis (*i.e.*, the reinsurance arrangement is completely terminated with NMIC recapturing all previously ceded risk) under certain circumstances. Such selective termination rights arise when, among other reasons, a reinsurer experiences a deterioration in its capital position below a prescribed threshold and/or a reinsurer breaches (and fails to cure) its collateral posting obligations under the relevant agreement.

Effective April 1, 2019, NMIC elected to terminate its engagement with one reinsurer under the 2016 QSR Transaction on a cut-off basis. In connection with the termination, NMIC recaptured approximately $500 million of previously ceded primary RIF and stopped ceding new premiums earned or written with respect to the recaptured risk. With the termination, ceded premiums written under the 2016 QSR Transaction decreased from 25% to 20.5% on eligible policies. The termination has no effect on the cession of pool risk under the 2016 QSR Transaction.

The following table shows amounts related to the QSR Transactions:

		As of and for the years ended December 31,				
		2022		**2021**		**2020**
		(In Thousands)				
Ceded risk-in-force	$	12,617,169	$	8,194,604	$	5,543,969
Ceded premiums earned		(143,747)		(110,140)		(94,899)
Ceded claims and claim expenses		1,620		3,233		14,002
Ceding commission earned		32,314		23,473		18,526
Profit commission		80,714		59,104		41,902

Ceded premiums written under the 2016 QSR Transaction are recorded on the balance sheet as prepaid reinsurance premiums and amortized to ceded premiums earned in a manner consistent with the recognition of revenue on direct premiums. Under all other QSR Transactions, premiums are ceded on an earned basis as defined in the agreement. NMIC receives a 20% ceding commission for premiums ceded under the QSR Transactions, except with respect to the 2022 Seasoned QSR Transaction under which it receives a 35% ceding commission. NMIC also receives a profit commission under each of the QSR Transactions, provided that the loss ratios on loans covered under the 2016, 2018, 2020, 2021, 2022 QSR and 2022 Seasoned QSR Transactions, generally remain below 60%, 61%, 50%, 57.5%, 62%, and 55% respectively, as measured annually. Ceded claims and claim expenses under each of the QSR Transactions reduce the respective profit commission received by NMIC on a dollar-for-dollar basis.

In accordance with the terms of the 2016 QSR Transaction, rather than making a cash payment or transferring investments for ceded premiums written, NMIC established a funds withheld liability, which also includes amounts due to NMIC for ceding and profit commissions. Any loss recoveries and any potential profit commission to NMIC will be realized from this account until exhausted. NMIC's reinsurance recoverable balance is further supported by trust accounts established and maintained by each reinsurer in accordance with the PMIERs funding requirements for risk ceded to non-affiliates. The reinsurance recoverable on loss reserves related to the 2016 QSR Transaction was $2.6 million and $4.6 million as of December 31, 2022 and 2021, respectively.

In accordance with the terms of the 2018, 2020, 2021, 2022 and 2023 QSR and 2022 Seasoned QSR Transactions, cash payments for ceded premiums earned are settled on a quarterly basis, offset by amounts due to NMIC for ceding and profit commissions. Any loss recoveries and any potential profit commission to NMIC are also recognized quarterly. NMIC's reinsurance recoverable balance is supported by trust accounts established and maintained by each reinsurer in accordance with the PMIERs funding requirements for risk ceded to non-affiliates. The aggregate reinsurance recoverable on loss reserves related to the 2018, 2020, 2021 and 2022 QSR and 2022 Seasoned QSR Transactions was $19.0 million and $15.7 million as of December 31, 2022 and 2021, respectively.

7. Reserves for Insurance Claims and Claim Expenses

We hold gross reserves in an amount equal to the estimated liability for insurance claims and claim expenses related to defaults on insured mortgage loans. A loan is considered to be in "default" as of the payment date at which a borrower has missed the preceding two or more consecutive monthly payments. We establish reserves for loans that have been reported to us in default by servicers, referred to as case reserves, and additional loans that we estimate (based on actuarial review and other factors) to be in default that have not yet been reported to us by servicers, referred to as IBNR reserves. We also establish reserves for claim expenses, which represent the estimated cost of the claim administration process, including legal and other fees, as well as other general expenses of administering the claim settlement process. As of December 31, 2022, we had 4,449 primary loans in default and held gross reserves for insurance claims and claim expenses of $99.8 million. During the year ended December 31, 2022, we paid 81 claims totaling $1.7 million, including 78 claims covered under the QSR Transactions representing $0.3 million of ceded claims and claim expenses.

In 2013, we entered into a pool insurance transaction with Fannie Mae. The pool transaction includes a deductible, which represents the amount of claims to be absorbed by Fannie Mae before we are obligated to pay any claims. We only establish reserves for pool risk if we expect claims to exceed this deductible. At December 31, 2022, 49 loans in the pool were in default. These 49 loans represented approximately $3.7 million of RIF. Due to the size of the remaining deductible, our expectation that a limited number of loans in default will progress to a claim and the expected severity on such claim submissions (all loans in the pool had LTV ratios under 80% at origination), we did not establish any case or IBNR reserves for pool risk at December 31, 2022. In connection with the settlement of pool claims, we applied $1.0 million to the pool deductible through December 31, 2022. At December 31, 2022, the remaining pool deductible was $9.4 million. We have not paid any pool claims to date. 100% of our pool RIF is reinsured under the 2016 QSR Transaction.

We had 4,449 loans in default in our primary insured portfolio as of December 31, 2022 which represented a 0.75% default rate against 594,142 total policies in-force. We had 6,227 loans in default in our primary insured portfolio as of December 31, 2021, which represented a 1.22% default rate against 512,316 total policies in-force.

The size of the reserve we establish for each defaulted loan (and by extension our aggregate reserve for claims and claim expenses) reflects our best estimate of the future claim payment to be made for each individual loan in default. Our future claims exposure is a function of the number of defaulted loans that progress to claim payment (which we refer to as frequency) and the amount to be paid to settle such claims (which we refer to as severity). Our estimates of claims frequency and severity are not formulaic, rather they are broadly synthesized based on historical observed experience for similarly situated loans and assumptions about future macroeconomic factors. We generally observe that forbearance programs are an effective tool to bridge dislocated borrowers from a time of acute stress to a future date when they can resume timely payment of their mortgage obligations. The effectiveness of forbearance programs is enhanced by the availability of various repayment and loan modification options which allow borrowers to amortize or, in certain instances, outright defer payments otherwise due during the forbearance period over an extended length of time. In response to the COVID-19 pandemic, the FHFA and GSEs introduced new repayment and loan modification options to further assist borrowers with their transition out of forbearance programs and default status.

We generally observe that forbearance, repayment and modification, and other assistance programs aid affected borrowers and drive higher cure rates on defaults than would otherwise be expected on similarly situated loans that did not benefit from broad-based assistance programs. Our reserve setting process considers the beneficial impact of forbearance, foreclosure moratorium and other assistance programs available to defaulted borrowers.

The following table provides a reconciliation of the beginning and ending gross reserve balances for primary insurance claims and claim (benefits) expenses:

	For the years ended December 31,		
	2022	**2021**	**2020**
	(In Thousands)		
Beginning balance	$ 103,551	$ 90,567	$ 23,752
Less reinsurance recoverables [1]	(20,320)	(17,608)	(4,939)
Beginning balance, net of reinsurance recoverables	83,231	72,959	18,813
Add claims incurred:			
Claims and claim (benefits) expenses incurred:			
Current year [2]	45,168	23,433	66,943
Prior years [3]	(48,762)	(11,128)	(7,696)
Total claims and claim (benefits) expenses incurred	(3,594)	12,305	59,247
Less claims paid:			
Claims and claim expenses paid:			
Current year [2]	74	16	586
Prior years [3]	1,314	2,017	4,515
Total claims and claim expenses paid	1,388	2,033	5,101
Reserve at end of period, net of reinsurance recoverables	78,249	83,231	72,959
Add reinsurance recoverables [1]	21,587	20,320	17,608
Ending balance	$ 99,836	$ 103,551	$ 90,567

[1]   Related to ceded losses recoverable under the QSR Transactions. See Note 6, "*Reinsurance*" for additional information.
[2]   Related to insured loans with their most recent defaults occurring in the current year. For example, if a loan defaulted in a prior year and subsequently cured and later re-defaulted in the current year, the default would be included in the current year. Amounts are presented net of reinsurance and included $39.9 million attributed to net case reserves and $4.5 million attributed to net IBNR reserves for the year ended December 31, 2022, $18.1 million attributed to net case reserves and $4.7 million attributed to net IBNR reserves for the year ended December 31, 2021, and $60.8 million attributed to net case reserves and $5.0 million attributed to net IBNR reserves for the year ended December 31, 2020.
[3]   Related to insured loans with defaults occurring in prior years, which have been continuously in default before the start of the current year. Amounts are presented net of reinsurance and included $42.5 million attributed to net case reserves and $4.7 million attributed to net IBNR reserves for the year ended December 31, 2022, $6.3 million attributed to net case reserves and $5.0 million attributed to net IBNR reserves for the year ended December 31, 2021, and $6.2 million attributed to net case reserves and $1.3 million attributed to net IBNR reserves for the year ended December 31, 2020.

The "claims incurred" section of the table above shows claims and claim expenses incurred on defaults occurring in current and prior years, including IBNR reserves and is presented net of reinsurance. We may increase or decrease our claim estimates and reserves as we learn additional information about individual defaulted loans, and continue to observe and analyze loss development trends in our portfolio. Gross reserves of $41.5 million related to prior year defaults remained as of December 31, 2022.

The following tables provide claim development data by accident year and a reconciliation to the reserve for insurance claims and claim expenses:

| | Cumulative Incurred Claims and Allocated Claims Adjustment Expenses, net of Reinsurance [1] | | | | | | | | | | As of December 31, 2022 | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR	Defaults [2]
					($ in Thousands)							
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—	—
2014		83	34	4	4	4	4	4	4	4	—	—
2015			699	664	743	764	894	894	894	894	—	—
2016				2,394	1,568	1,790	1,934	1,936	1,930	1,893	1	2
2017					6,028	3,475	3,570	3,807	3,716	3,718	5	7
2018						7,779	5,271	4,709	4,533	4,282	28	23
2019							14,391	7,229	5,781	4,604	80	98
2020								65,769	56,154	18,862	1,271	427
2021									22,847	14,337	612	494
2022										44,334	2,467	3,398
									Total	$ 92,928	$ 4,464	4,449

[1] Amounts include case and IBNR reserves.
[2] Number of defaults outstanding as of December 31, 2022.

| | Cumulative Paid Claims and Claims Adjustment Expenses, net of Reinsurance | | | | | | | | | |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
					(In Thousands)					
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—
2014		—	4	4	4	4	4	4	4	4
2015			50	246	684	720	804	894	894	894
2016				171	890	1,596	1,826	1,827	1,877	1,878
2017					27	1,655	2,925	3,494	3,640	3,655
2018						130	1,981	3,537	3,780	3,909
2019							69	2,368	3,212	3,534
2020								586	1,320	1,909
2021									16	274
2022										74
									Total $	16,131

Reconciliation of Disclosure of Incurred and Paid Claims Development to the Liability for Unpaid Claims and Claim Adjustment Expenses

(In Thousands)

	As of December 31, 2022
Cumulative Incurred Claims and Allocated Claims Adjustment Expenses, net of Reinsurance	$ 92,928
Cumulative Paid Claims and Claims Adjustment Expenses, net of Reinsurance	16,131
Liabilities for unpaid claims and allocated claims adjustment expenses, net of reinsurance	76,797
Reinsurance recoverable on unpaid claims	21,587
Unallocated claims adjustment expenses	1,452
Total gross liability for unpaid claims and claim adjustment expenses	$ 99,836

The following table shows the average percentage of claims and allocated claims adjustment expenses paid in the years following the incurrence of a claim as of December 31, 2022:

	Average annual percentage payout of incurred claims and allocated claims adjustment expenses by age, net of reinsurance								
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Claims duration disclosure	3%	38%	25%	7%	3%	3%	0%	0 %	0 %

8. Earnings per Share

Basic EPS is based on the weighted average number of shares of common stock outstanding. Diluted EPS is based on the weighted average number of shares of common stock outstanding and common stock equivalents that would be issuable upon the vesting of service based and performance and service-based RSUs, and the exercise of vested and unvested stock options and outstanding warrants. The number of shares issuable for RSUs subject to performance and service based vesting requirements are only included in diluted shares if the relevant performance measurement period has commenced and results during such period meet the necessary performance criteria.

The following table reconciles the net income and the weighted average shares of common stock outstanding used in the computations of basic and diluted EPS of common stock:

		For the years ended December 31,				
		2022		2021		2020
		(In Thousands, except for per share data)				
Net income	$	292,902	$	231,130	$	171,566
Basic weighted average shares outstanding		84,921		85,620		78,023
Basic earnings per share	$	3.45	$	2.70	$	2.20
Net income	$	292,902	$	231,130	$	171,566
Gain from change in fair value of warrant liability		(1,113)		(566)		(2,907)
Diluted net income	$	291,789	$	230,564	$	168,659
Basic weighted average shares outstanding		84,921		85,620		78,023
Dilutive effect of issuable shares		1,078		1,265		1,240
Diluted weighted average shares outstanding		85,999		86,885		79,263
Diluted earnings per share	$	3.39	$	2.65	$	2.13
Anti-dilutive shares		18		3		58

9. Warrants

We issued 992 thousand warrants in connection with a private placement of our common stock in April 2012 with a ten-year contractual term that expired in April 2022. Each warrant provided the holder thereof the right to purchase one share of common stock at an exercise price equal to $10.00. The warrants were issued with an aggregate fair value of $5.1 million. On April 24, 2022, 90 thousand warrants expired unexercised, resulting in a gain of approximately $0.9 million.

No warrants remained outstanding as of December 31, 2022. During the year ended December 31, 2022, 110 thousand warrants were exercised resulting in the issuance of 84 thousand shares of common stock. Upon exercise, we reclassified approximately $1.3 million of warrant fair value from warrant liability to additional paid-in capital. During the year ended December 31, 2021, 113 thousand warrants were exercised resulting in the issuance of 86 thousand shares of common stock. Upon exercise, we reclassified approximately $1.5 million of warrant fair value from warrant liability to additional paid-in capital.

10. Share-Based Compensation

Share-based compensation includes stock options, service-based RSUs and performance and service based RSUs granted under our 2012 Stock Incentive Plan (2012 Plan) and our Amended and Restated 2014 Omnibus Incentive Plan (2014 Plan, and together with the 2012 Plan, the Stock Plans).

The 2012 Plan was approved by the Board on April 16, 2012 and authorized 5.5 million shares of common stock to be reserved for issuance, with limits of 3.85 million shares available for stock option issuance and 1.65 million shares available for RSU issuance. The 2012 Plan expired on April 24, 2022, with all unissued shares of common stock remaining under the 2012 Plan expiring thereafter. Share-based compensation previously issued under the 2012 Plan remains outstanding following the 2012 Plan expiry to the extent non-exercised or non-vested.

The 2014 Plan was originally approved by our stockholders at our annual meeting on May 8, 2014 and authorized 4.0 million shares of common stock to be reserved for issuance. On May 11, 2017, our stockholders approved amendments to the 2014 Plan at our annual stockholder meeting, authorizing an additional 2.0 million shares of common stock for issuance, increasing the total shares of common stock reserved for issuance under the plan to 6.0 million with the full amount available to be issued as either RSUs or options. On May 12, 2022, our stockholders approved further amendments to the 2014 Plan, authorizing an additional 2.25 million shares of common stock for issuance, increasing the total shares of common stock reserved for issuance under the plan to 8.25 million with the full amount available to be issued as either RSUs or options. These shares may be either authorized but unissued shares or treasury shares. Options granted under the 2014 Plan are non-qualified stock options and may be granted to employees, directors and other key persons. The exercise price per share for options covered by the 2014 Plan is determined by the Board at the time of grant, but shall not be less than the fair market value of our common stock, defined as the closing price of our common stock, on the date of the grant. The term of the stock option grants is established by the Board, but no stock option shall be exercisable more than ten years after the date the stock option was granted. The vesting period of the stock option grants is also established by the Board at the time of grant and is generally expected to be a three-year period.

For the years ended December 31, 2022, 2021 and 2020, we incurred $15.4 million, $16.7 million and $11.1 million, respectively, of expenses related to awards granted under the Stock Plans. We recognized gross income tax benefits of $3.2 million, $3.5 million and $2.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

A summary of option activity during the years ended December 31, 2022, 2021 and 2020, is as follows:

For the year ended December 31, 2022	Shares	Weighted Average Grant Date Fair Value per Share		Weighted Average Exercise Price	
		(Shares in Thousands)			
Options outstanding at December 31, 2021	1,371	$	5.07	$	13.78
Options granted	—		—		—
Options exercised	(225)		5.79		15.30
Options forfeited	—		—		—
Options expired	—		—		—
Options outstanding at December 31, 2022	1,146	$	4.93	$	13.48

For the year ended December 31, 2021	Shares	Weighted Average Grant Date Fair Value per Share		Weighted Average Exercise Price	
		(Shares in Thousands)			
Options outstanding at December 31, 2020	1,493	$	5.02	$	13.59
Options granted	—		—		—
Options exercised	(122)		4.43		11.42
Options forfeited	—		—		—
Options expired	—		—		—
Options outstanding at December 31, 2021	1,371	$	5.07	$	13.78

For the Year Ended December 31, 2020	Shares		Weighted Average Grant Date Fair Value per Share		Weighted Average Exercise Price
			(Shares in Thousands)		
Options outstanding at December 31, 2019	1,928	$	4.84	$	13.04
Options granted	—		—		—
Options exercised	(435)		4.21		11.17
Options forfeited	—		—		—
Options expired	—		—		—
Options outstanding at December 31, 2020	1,493	$	5.02	$	13.59

As of December 31, 2022, there were 1.1 million fully vested and exercisable options. During the year ended December 31, 2022, 0.2 million options were exercised with an aggregate intrinsic value of $2.0 million.

The weighted average exercise price for fully vested and exercisable options outstanding as of December 31, 2022 was $13.48 and the weighted average remaining contractual life of such options was 3.69 years as of December 31, 2022. The aggregate intrinsic value of such fully vested and exercisable options was $8.6 million as of December 31, 2022.

No stock options were granted during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, all outstanding options had vested and no unrecognized compensation cost related to non-vested stock options remained.

A summary of RSU activity during the years ended December 31, 2022, 2021 and 2020 is as follows:

For the year ended December 31, 2022	Shares		Weighted Average Grant Date Fair Value per Share
			(Shares in Thousands)
Non-vested restricted stock units at December 31, 2021	1,075	$	23.59
Restricted stock units granted	691		23.53
Restricted stock units vested	(511)		22.63
Restricted stock units forfeited	(65)		21.90
Non-vested restricted stock units at December 31, 2022	1,190	$	24.06

For the year ended December 31, 2021	Shares		Weighted Average Grant Date Fair Value per Share
			(Shares in Thousands)
Non-vested restricted stock units at December 31, 2020	1,062	$	21.61
Restricted stock units granted	589		23.73
Restricted stock units vested	(536)		19.98
Restricted stock units forfeited	(40)		21.58
Non-vested restricted stock units at December 31, 2021	1,075	$	23.59

For the Year Ended December 31, 2020	Shares		Weighted Average Grant Date Fair Value per Share
			(Shares in Thousands)
Non-vested restricted stock units at December 31, 2019	1,202	$	18.67
Restricted stock units granted	646		22.67
Restricted stock units vested	(664)		17.68
Restricted stock units forfeited	(122)		19.55
Non-vested restricted stock units at December 31, 2020	1,062	$	21.61

At December 31, 2022, we had 1.2 million granted and non-vested RSUs, consisting of 0.8 million RSUs that are subject to service condition vesting requirements and 0.4 million RSUs that are subject to performance and service condition vesting requirements. The total fair value of RSUs vested during the year ended December 31, 2022 was $11.6 million. The remaining weighted average contractual life of non-vested RSUs was 1.27 years. As of December 31, 2022 and 2021, there was $10.2 million and $8.8 million of total unrecognized compensation costs related to non-vested RSUs, respectively. The weighted-average period over which total remaining unrecognized compensation costs related to non-vested RSUs outstanding at December 31, 2022 will be recognized is 1.28 years.

Non-vested RSUs subject to service condition vesting requirements vest over a period ranging from one to three years. Non-vested RSUs subject to performance and service condition vesting requirements vest after a three-year period, with the number of shares issued upon vesting based on the actual achievement of compound annual book value per share growth compared to a target established at the time of grant. The grant date fair value of non-vested RSUs is measured as the closing price of our common stock on the date of grant less the present value of anticipated dividends to be paid during the vesting period.

401(k) Savings Plan

We offer our employees a 401(k) Savings Plan (401(k) Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (IRC). Under the 401(k) Plan, we match up to 100% of eligible employees' pre-tax contributions up to 5% of eligible compensation. During the years ended December 31, 2022, 2021 and 2020, we incurred approximately $2.0 million, $2.0 million and $2.2 million of expense related to our matching 401(k) Plan contributions, respectively.

11. Income Taxes

We are a U.S. taxpayer and are subject to a statutory U.S. federal corporate income tax rate of 21%. NMIH files a consolidated U.S. federal and various state income tax returns on behalf of itself and its subsidiaries.

Total income tax expense consists of the following components:

| | For the years ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(In Thousands)		
Current	$ 10	$ 85	$ 34
Deferred	84,393	65,510	46,506
Total income tax expense	$ 84,403	$ 65,595	$ 46,540

For the years ended December 31, 2022, 2021 and 2020, we had income tax expenses of $84.4 million, $65.6 million, and $46.5 million, respectively, including amounts related to current state income taxes and changes to our federal and state net deferred tax liability.

The following table presents a reconciliation between the federal statutory income tax rate and our effective income tax rate:

| | For the years ended December 31, | | |
	2022	2021	2020
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State provision	0.6	0.5	0.5
Share-based and other compensation	0.5	0.6	0.1
Warrant gain	(0.1)	—	(0.3)
Other	0.4	—	—
Effective income tax rate	22.4 %	22.1 %	21.3 %

The components of our net deferred tax liability are summarized as follows:

	As of December 31,	
	2022	2021
	(In Thousands)	
Deferred tax asset:		
Unrealized loss on investments	$ 53,205	$ —
Net operating loss carry forwards	8,898	8,759
Share-based compensation	6,320	6,090
Unearned premium reserve	5,264	5,878
Accrued expenses	1,430	2,852
Other	957	1,067
Total gross deferred tax asset	76,074	24,646
Less: valuation allowance	(8,888)	(8,582)
Total deferred tax asset	67,186	16,064
Deferred tax liability:		
Contingency reserve	(242,192)	(157,919)
Deferred acquisition costs	(12,653)	(12,797)
Capitalized software	(4,737)	(7,286)
Unrealized gain on investments	—	(1,503)
Other	(1,463)	(734)
Total deferred tax liability	(261,045)	(180,239)
Net deferred income tax (liability)	$ (193,859)	$ (164,175)

As a mortgage guaranty insurance company, we are eligible to claim a tax deduction for our statutory contingency reserve balance, subject to certain limitations outlined under IRC Section 832(e), to the extent we acquire tax and loss bonds in an amount equal to the tax benefit derived from the claimed deduction, which is our intent.

During the years ended December 31, 2022, 2021 and 2020, we purchased $65.2 million, $42.9 million and $38.8 million, of tax and loss bonds, respectively. As a result, we had no current federal income tax provision for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022 and 2021, we held $154.4 million and $89.2 million of tax and loss bonds, respectively, in "Prepaid federal income taxes" on our consolidated balance sheets.

At December 31, 2022, we had a federal net operating loss carryforward of $1.5 million which expires in varying amounts in 2030 and 2031, and state net operating loss carryforward of $133.2 million which expire in varying amounts from 2031 to 2043. Section 382 of the IRC imposes annual limitations on a corporation's ability to utilize its net operating loss carryforwards if it experiences an "ownership change." As a result of the acquisition of our insurance subsidiaries in 2012, $7.3 million of federal net operating losses were subject to annual limitations of $0.8 million through 2016, $0.5 million in 2017 and $0.3 million, thereafter, through 2028. Our federal net operating loss carryforward arises from this limitation and the constraint on our ability to utilize the net operating loss carryforward in full during the current period.

At December 31, 2022 and 2021, we recorded valuation allowances of $8.9 million and $8.6 million, respectively, against state net deferred tax assets that may not be realized in future periods. The valuation allowances for both years primarily relate to state net operating losses generated by NMIH, as NMIH operates at a loss and currently only generates revenue from its investment portfolio.

As of December 31, 2022 and 2021, we had zero reserves for unrecognized tax benefits as we have taken no material uncertain tax positions that would have required a reserve to be measured and recognized.

We file income tax returns with the U.S. federal government and various state jurisdictions that are subject to potential examination by tax authorities. We are not currently under examination by federal or state jurisdictions. Our U.S. federal income tax returns for 2019 and subsequent years, and state income tax returns for 2018 and subsequent years, remain open by statute.

12. Software and Equipment

Software and equipment consist largely of capitalized software developed to support our mortgage insurance operations. Software and equipment, net of accumulated amortization and depreciation, as of December 31, 2022 and 2021, consists of the following:

	December 31, 2022		December 31, 2021	
	(In Thousands)			
Software	$	83,016	$	72,481
Equipment		10,731		9,654
Leasehold improvements		2,511		3,402
Subtotal		96,258		85,537
Accumulated amortization and depreciation		(64,328)		(53,490)
Software and equipment, net	$	31,930	$	32,047

Capitalized costs for software, equipment, and leasehold improvements during the years ended December 31, 2022, 2021 and 2020 were $11.8 million, $13.6 million and $14.5 million, respectively. Amortization and depreciation expense for software, equipment, and leasehold improvements for the years ended December 31, 2022, 2021 and 2020 were $11.9 million, $11.2 million and $9.9 million, respectively.

13. Intangible Assets and Goodwill

Intangible assets and goodwill consist of identifiable intangible assets and goodwill purchased in connection with the acquisition of our insurance subsidiaries. Intangible assets and goodwill as of both December 31, 2022 and 2021 were as follows:

	(In Thousands)		Expected Lives
Goodwill	$	3,244	Indefinite
State licenses		260	Indefinite
GSE applications		130	Indefinite
Total intangible assets and goodwill	$	3,634	

We test goodwill and intangible assets for impairment annually or more frequently if we believe indicators of impairment exist. No impairments of indefinite-lived intangibles or goodwill were identified during the years ended December 31, 2022, 2021 and 2020.

14. Commitments and Contingencies

PMIERs

As an *approved insurer*, NMIC is subject to ongoing compliance with the PMIERs established by each of the GSEs (*italicized* terms have the same meaning that such terms have in the PMIERs, as described below). The PMIERs establish operational, business, remedial and financial requirements applicable to *approved insurers*. The PMIERs financial requirements prescribe a risk-based methodology whereby the amount of assets required to be held against each insured loan is determined based on certain loan-level risk characteristics, such as FICO, vintage (year of origination), performing vs. non-performing (*i.e.*, current vs. delinquent), LTV and other risk features. In general, higher quality loans carry lower charges.

Under the PMIERs, *approved insurers* must maintain *available assets* that equal or exceed *minimum required assets*, which is an amount equal to the greater of (i) $400 million or (ii) a total *risk-based required asset amount*. The *risk-based required asset amount* is a function of the risk profile of an *approved insurer's* RIF, assessed on a loan-by-loan basis against certain risk-based factors derived from tables set out in the PMIERs, which is then adjusted on an aggregate basis for reinsurance transactions approved by the GSEs, such as with respect to our ILN Transactions, XOL Transactions and QSR Transactions. The *aggregate gross risk-based required asset amount* for performing, primary insurance is subject to a floor of 5.6% of *performing, primary adjusted RIF*, and the *risk-based required asset amount* for pool insurance considers both factors in the PMIERs tables and the *net remaining stop loss* for each pool insurance policy.

By April 15th of each year, NMIC must certify it met all PMIERs requirements as of December 31st of the prior year. We certified to the GSEs by April 15, 2022, that NMIC was in full compliance with the PMIERs as of December 31, 2021. NMIC also has an ongoing obligation to immediately notify the GSEs in writing upon discovery of a failure to meet one or more of the PMIERs requirements. We continuously monitor NMIC's compliance with the PMIERs.

Leases

We have two operating lease agreements related to our corporate headquarters and a data center facility for which we recognized operating ROU assets and lease liabilities of $10.4 million and $12.1 million in "Other assets" and "Other liabilities," respectively, on our consolidated balance sheets as of December 31, 2022. As of December 31, 2021, we recognized operating ROU assets and lease liabilities of $2.6 million and $2.9 million, respectively. As of December 31, 2022 and 2021, we did not have any finance leases.

In January 2022 we modified the lease for our corporate headquarters, securing a reduction in pricing and incremental leasehold improvement concessions, reducing the square footage of leased space and extending the remaining term through March 2030. In February 2022, we renewed the lease of our data center facility, extending its term through January 2024. Upon the respective modification and extension, the ROU asset and liability associated with each lease was remeasured, using our current estimated incremental borrowing rate, resulting in an aggregate increase to ROU assets and lease liabilities of $9.7 million.

We did not enter any new operating leases or recognize any new ROU assets or lease liabilities during the year ended December 31, 2021.

The following table provides a summary of our ROU asset and lease liability assumptions as of December 31, 2022:

Weighted-average remaining lease term	7.1 years
Weighted-average discount rate	6.50 %

Cash paid on our operating leases for the years ended December 31, 2022, 2021 and 2020 was $0.8 million, $2.6 million and $2.5 million and lease expense incurred was $2.0 million, $2.3 million and $2.3 million during each respective period.

Future payments due under our existing operating leases as of December 31, 2022 are as follows:

Years ending December 31,	*(In Thousands)*
2023	$ 1,477
2024	2,080
2025	2,128
2026	2,190
2027	2,256
2028 and thereafter	5,317
Total undiscounted lease payments	15,448
Less effects of discounting	(3,362)
Present value of lease payments	$ 12,086

Lease expense is recorded in underwriting and operating expenses on the consolidated statement of operations and comprehensive income. Our existing leases have original terms that range from two to eight years. The lease for our corporate headquarters includes an option to renew for an additional five years at prevailing market rates at time of renewal. This renewal option is not included in the calculation of future lease payments due under the existing lease as presented above as it is not reasonably certain to be exercised.

Litigation

We record a liability when we believe that it is probable that a loss has been incurred, and the amount can be reasonably estimated. If we determine that a loss is reasonably possible, we disclose an estimate of the possible loss or range of loss. If no estimate can be made, we disclose the matter as such. We evaluate litigation and other legal developments that could affect the amount of liability that may need to be accrued, related reasonably possible losses disclosed and make adjustments as appropriate. Significant judgment is required to determine both the likelihood and the estimated amount of losses related to such matters.

We are currently monitoring litigation regarding the refund of certain mortgage insurance premiums as it pertains to provisions of the Homeowners Protection Act and have been named as a defendant in one such case. We are unable to assess the outcome of such litigation at this time or its potential impact on us.

15. Common Stock

As of December 31, 2022 and 2021, we had 83.5 million and 85.8 million outstanding shares of Class A common stock, respectively. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by stockholders, and there are no cumulative voting rights. Holders of common stock are entitled to receive dividends ratably if any are declared.

Share repurchase program

On February 10, 2022, our Board of Directors approved a $125 million share repurchase program effective through December 31, 2023. The authorization provides us the flexibility to repurchase stock from time to time in the open market or in privately negotiated transactions, based on market and business conditions, stock price and other factors. During the year ended December 31, 2022, we repurchased 2.9 million shares at an average price of $19.34 per share (excluding associated costs) pursuant to trading plans under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. As of December 31, 2022, $68.4 million of repurchase authority remained available under the program.

16. Regulatory Information

Statutory Requirements

Our insurance subsidiaries, NMIC and Re One, file financial statements in conformity with statutory accounting principles (SAP) prescribed or permitted by the Wisconsin OCI, NMIC's principal regulator. Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). The Wisconsin OCI recognizes only statutory accounting practices prescribed or permitted by the state of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Wisconsin insurance laws.

The Wisconsin OCI has imposed a prescribed accounting practice for the treatment of statutory contingency reserves that differs from the treatment promulgated by the NAIC. Under Wisconsin OCI's prescribed practice mortgage guaranty insurers are required to reflect changes in their contingency reserves through statutory income. Such approach contrasts with the NAIC's treatment, which records changes to contingency reserves directly to unassigned funds. As a Wisconsin-domiciled insurer, NMIC's statutory net income reflects an expense associated with the change in its contingency reserve. While such treatment impacts NMIC's statutory net income, it does not have an effect on NMIC's statutory capital position.

The following table presents NMIC's statutory net income (loss), statutory surplus, contingency reserve, statutory capital and risk-to-capital (RTC) ratio as of and for the years ended December 31, 2022, 2021 and 2020:

	As of and for the years ended December 31,		
	2022	**2021**	**2020**
	(In Thousands)		
Statutory net income (loss)	$ 107,418	$ 34,975	$ (20,534)
Statutory surplus	980,225	893,848	865,673
Contingency reserve	1,266,038	1,036,639	759,946
Statutory capital [1]	$ 2,246,263	$ 1,930,487	$ 1,625,619
Risk-to-capital	11.1:1	11.6:1	12.0:1

[1] Represents the total of the statutory surplus and contingency reserve.

Under applicable law in Wisconsin and 15 other states, mortgage insurers must maintain minimum amounts of statutory capital relative to RIF to continue writing new business. While formulations of minimum statutory capital may vary in each state, the most common measure allows for a maximum permitted RTC ratio of 25:1. Wisconsin and certain other states, including California and Illinois, apply a substantially similar requirement referred to as minimum policyholders' position.

As of December 31, 2022, NMIC's performing primary RIF, net of reinsurance, was approximately $25.0 billion and its RTC ratio was 11.1:1. As of December 31, 2021, NMIC's performing primary RIF, net of reinsurance, was approximately $22.3 billion and its RTC ratio was 11.6:1.

Effective October 1, 2021, the reinsurance agreement between NMIC and Re One was commuted and all ceded risk was transferred back to NMIC. Following the commutation, Re One has no risk in force or further obligation on future claims. Re One recorded a statutory loss of $58 thousand for the year ended December 31, 2022, and statutory income of $3.0 million and $0.4 million for the years ended December 31, 2021 and 2020, respectively. Re One had $5.6 million of statutory capital at December 31, 2022 and 2021.

Debt Service Allocation

The Wisconsin OCI has approved the allocation of interest expense on the $400 million Notes and $250 million 2021 Revolving Credit Facility to NMIC, to the extent proceeds from such offering and facility are distributed to NMIC or used to repay, redeem or otherwise defease amounts raised by NMIC under prior credit arrangements that have previously been distributed to NMIC.

Dividend Restrictions

NMIH is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations that are incorporated in Delaware. Delaware law provides that dividends are only payable out of a corporation's capital surplus or, subject to certain limitations, recent net profits.

NMIC and Re One are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate and the GSEs that may restrict their ability to pay dividends to NMIH. Under Wisconsin law, NMIC and Re One may pay dividends up to specified levels (*i.e.*, "ordinary" dividends) with 30 days' prior notice to the Wisconsin OCI. Dividends in larger amounts (*i.e.*,"extraordinary" dividends), are subject to the Wisconsin OCI's prior approval. Under Wisconsin law, an extraordinary dividend is defined as any payment or distribution that together with other dividends and distributions made within the preceding twelve months exceeds the lesser of (i) 10% of the insurer's statutory policyholders' surplus as of the preceding December 31 or (ii) adjusted statutory net income for the twelve-month period ending the preceding December 31. During the year ended December 31, 2022, NMIC paid a $34.9 million ordinary course dividend to NMIH. NMIC has the capacity to pay aggregate ordinary dividends of $98.0 million to NMIH during the twelve-month period ending December 31, 2023.

As an *approved insurer* under PMIERs, NMIC would generally be subject to additional restrictions on its ability to pay dividends to NMIH if it failed to meet the financial requirements prescribed by PMIERs. Approved insurers that fail to meet the prescribed PMIERs financial requirements are not permitted to pay dividends without prior approval from the GSEs.

17. Quarterly Financial Data (Unaudited)

| | 2022 Quarters | | | | 2022 |
	First	Second	Third	Fourth	Year
	(In Thousands, except per share data)				
Net premiums earned	$ 116,495	$ 120,870	$ 118,317	$ 119,584	$ 475,266
Net investment income	10,199	10,921	11,945	13,341	46,406
Net realized investment gains	408	53	14	6	481
Other revenues	339	376	301	176	1,192
Insurance claims and claim (benefit) expenses	(619)	(3,036)	(3,389)	3,450	(3,594)
Underwriting and operating expenses	32,935	30,700	27,144	26,711	117,490
Service expenses	430	336	197	131	1,094
Interest expense	8,041	8,051	8,036	8,035	32,163
Gain from change in fair value of warrant liability	(93)	(1,020)	—	—	(1,113)
Income before income taxes	86,747	97,189	98,589	94,780	377,305
Income tax expense	19,067	21,745	21,751	21,840	84,403
Net income	$ 67,680	$ 75,444	$ 76,838	$ 72,940	$ 292,902
Basic earnings per share [1]	$ 0.79	$ 0.88	$ 0.91	$ 0.87	$ 3.45
Diluted earnings per share [1]	$ 0.77	$ 0.86	$ 0.90	$ 0.86	$ 3.39
Weighted average common shares outstanding - basic	85,953	85,734	84,444	83,592	84,921
Weighted average common shares outstanding - diluted	87,310	86,577	85,485	84,809	85,999

[1] Due to the use of weighted average shares outstanding when calculating EPS, the sum of quarterly per share data may not equal the per share data for the year.

	2021 Quarters				**2021**
	First	Second	Third	Fourth	Year
	(In Thousands, except per share data)				
Net premiums earned	$ 105,879	$ 110,888	$ 113,594	$ 113,933	$ 444,294
Net investment income	8,814	9,382	9,831	10,045	38,072
Net realized investment gains	—	12	3	714	729
Other revenues	501	483	613	380	1,977
Insurance claims and claim expenses (benefits)	4,962	4,640	3,204	(500)	12,305 [2]
Underwriting and operating expenses	34,065	34,725	34,669	38,843	142,303 [2]
Service expenses	591	481	787	650	2,509
Interest expense	7,915	7,922	7,930	8,029	31,796
Loss (gain) from change in fair value of warrant liability	205	(658)	—	(112)	(566) [2]
Income before income taxes	67,456	73,655	77,451	78,162	296,725 [2]
Income tax expense	14,565	16,133	17,258	17,639	65,595
Net income	$ 52,891	$ 57,522	$ 60,193	$ 60,523	$ 231,130 [2]
Basic earnings per share [1]	$ 0.62	$ 0.67	$ 0.70	$ 0.71	$ 2.70
Diluted earnings per share [1]	$ 0.61	$ 0.65	$ 0.69	$ 0.69	$ 2.65
Weighted average common shares outstanding - basic	85,317	85,647	85,721	85,757	85,620
Weighted average common shares outstanding - diluted	86,487	86,819	86,880	87,117	86,885

[1] Due to the use of weighted average shares outstanding when calculating EPS, the sum of quarterly per share data may not equal the per share data for the year.

[2] May not foot by summing up the quarterly results due to rounding.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, pursuant to Rule 13a-15(e) under the Exchange Act. Management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature, can provide only reasonable assurance regarding management's control objectives. Management does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. A control system, irrespective of how well it is designed and operated, can only provide reasonable assurance and cannot guarantee that it will succeed in its stated objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report, which appears below.

There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
NMI Holdings, Inc.
Emeryville, California

Opinion on Internal Control over Financial Reporting

We have audited NMI Holdings, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company and subsidiaries at December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and financial statement schedules listed in the accompanying index and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Controls and Procedures." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

San Francisco, California

February 14, 2023

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, which will be filed within 120 days after December 31, 2022. Accordingly, we have omitted the information from this Item pursuant to General Instruction G (3) of Form 10-K.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, which will be filed within 120 days after December 31, 2022. Accordingly, we have omitted the information from this Item pursuant to General Instruction G (3) of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, which will be filed within 120 days after December 31, 2022. Accordingly, we have omitted the information from this Item pursuant to General Instruction G (3) of Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, which will be filed within 120 days after December 31, 2022. Accordingly, we have omitted the information from this Item pursuant to General Instruction G (3) of Form 10-K.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, which will be filed within 120 days after December 31, 2022. Accordingly, we have omitted the information from this Item pursuant to General Instruction G (3) of Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements — See the "*Index to Financial Statements*" included in Item 8 of this report for a list of the financial statements filed as part of this report.

2. Financial Statement Schedules — See the "*Index to Financial Statement Schedules*" on page 137 of this report for a list of the financial statement schedules filed as part of this report.

3. Exhibits

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
3.2	Fourth Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to our Form 8-K, filed on November 10, 2022)
4.1	Indenture, dated as of June 19, 2020, among NMI Holdings, Inc., NMI Services, Inc. as the Initial Guarantor, and the Bank of New York Mellon Trust Company, N.A. as Trustee and Notes Collateral Agent (incorporated herein by reference to Exhibit 4.1 to our Form 8-K, filed on June 19, 2020)
4.2	Description of Securities (incorporated by reference to Exhibit 4.8 to our Form 10-8, filed on February 16, 2022)
10.1 ~	NMI Holdings Inc. 2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our Form S-1 Registration Statement (registration No. 333-191635), filed on October 9, 2013)
10.2 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement (For Management) (Other than CEO and CFO) (incorporated herein by reference to Exhibit 10.3 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
10.3 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (For CEO and CFO) (incorporated herein by reference to Exhibit 10.5 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
10.4 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (For Management) (incorporated herein by reference to Exhibit 10.6 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
10.5 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (For Non-Employee Directors) (incorporated herein by reference to Exhibit 10.7 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
10.6 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (For CEO/CFO) (incorporated herein by reference to Exhibit 10.8 to our Form 10-K, filed on February 17, 2017)
10.7 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (For Employees) (incorporated herein by reference to Exhibit 10.9 to our Form 10-K, filed on February 17, 2017)
10.8 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement (For Independent Directors) (incorporated herein by reference to Exhibit 10.30 to our Form 10-Q, filed on May 2, 2019)
10.9 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement (For Employees) (incorporated herein by reference to Exhibit 10.31 to our Form 10-Q, filed on May 2, 2019)
10.10 ~	Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Agreement (For Employees) (incorporated herein by reference to Exhibit 10.32 to our Form 10-Q, filed on May 2, 2019)
10.11 ~	NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan (incorporated herein by reference to Appendix A to our 2022 Annual Proxy Statement, filed on March 29, 2022)
10.12 ~	Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (For CEO) (incorporated herein by reference to Exhibit 10.19 to our Form 10-Q filed on August 1, 2017)
10.13 ~	Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (Executive Officers) (incorporated herein by reference to Exhibit 10.20 to our Form 10-Q filed on August 1, 2017)

10.14 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (For Employees) (incorporated herein by reference to Exhibit 10.21 to our Form 10-Q filed on August 1, 2017)

10.15 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (For Independent Directors) (incorporated herein by reference to Exhibit 10.22 to our Form 10-Q filed on August 1, 2017)

10.16 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Nonqualified Stock Option Award Agreement (For CEO) (incorporated herein by reference to Exhibit 10.23 to our Form 10-Q filed on August 1, 2017)

10.17 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Nonqualified Stock Option Award Agreement (For Executive Officers and Employees) (incorporated herein by reference to Exhibit 10.24 to our Form 10-Q filed on August 1, 2017)

10.18 ~ Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Performance Based Restricted Stock Unit Award Agreement (For CEO) (incorporated herein by reference to Exhibit 10.26 to our Form 10-K, filed on February 17, 2017)

10.19 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (Performance Based) (incorporated herein by reference to Exhibit 10.38 to our Form 10-Q, filed on May 7, 2020)

10.20 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Independent Directors (incorporated herein by reference to Exhibit 10.33 to our Form 10-Q, filed on May 2, 2019)

10.21 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Employees (incorporated herein by reference to Exhibit 10.34 to our Form 10-Q, filed on May 2, 2019)

10.22 ~ Form of NMI Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan Nonqualified Stock Option Agreement for Employees (incorporated herein by reference to Exhibit 10.35 to our Form 10-Q, filed on May 2, 2019)

10.23 ~ Form of Indemnification Agreement between NMI Holdings, Inc. and its directors and certain executive officers (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on November 25, 2014)

10.24 ~ NMI Holdings, Inc. Severance Benefit Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on February 17, 2016)

10.25 ~ NMI Holdings, Inc. Amended and Restated Change in Control Severance Benefit Plan (incorporated herein by reference to Exhibit 10.30 to our Form 10-Q, filed on October 30, 2018)

10.26 ~ NMI Holdings, Inc. Clawback Policy (incorporated herein by reference to Exhibit 10.2 to our Form 8-K, filed on February 23, 2017)

10.27 ~ Offer Letter by and between NMI Holdings, Inc. and William Leatherberry, dated July 11, 2014 (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q, filed on April 28, 2016)

10.28 ~ Employment Letter by and between NMI Holdings, Inc. and Bradley M. Shuster, effective as of January 1, 2019 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on December 28, 2018)

10.29 ~ Offer Letter by and between NMI Holdings, Inc. and Adam Pollitzer, dated September 9, 2021 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on September 9,2021)

10.30 ~ Offer Letter by and between NMI Holdings, Inc. and Ravi Mallela, dated December 20, 2021 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on December 21, 2021)

10.31 + Commitment Letter dated July 12, 2013 for Bulk Fannie Mae-Paid Loss-on-Sale Mortgage Insurance on the Portfolio of approximately $5.46 billion Purchased by Fannie Mae and Identified by Fannie Mae as Deal No. 2013 MIRT 01 and by the Company as Policy No. P-0001-01 (incorporated herein by reference to Exhibit 10.14 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.32 Amended and Restated Credit Agreement, dated as of November 29, 2021, by and among the Company, the lender parties thereto and JPMorgan Chase Bank, N.A. as administrative agent (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on November 30, 2021)

21.1 Subsidiaries of NMI Holdings, Inc. (incorporated herein by reference to Exhibit 21.1 to our Form 10-Q, filed on October 30, 2015)

22.1 Guaranteed Securities by Subsidiary Guarantor (incorporated herein by reference to Exhibit 22.1 to our Form 10-K, filed on February 16, 2022)

23.1 Consent of BDO USA, LLP

31.1 Principal Executive Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	[Principal Financial Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
32.1 #	[Certifications of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
101	The following financial information from NMI Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language):

      (i) Consolidated Balance Sheets as of December 31, 2022 and 2021

      (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2022

      (iii) Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2022

      (iv) Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022, and

      (v) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

~   Indicates a management contract or compensatory plan or contract.

+   Confidential treatment granted as to certain portions, which portions have been filed separately with the SEC.

In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibit 32 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


NMI HOLDINGS, INC.


Date: <u>February 14, 2023</u>   By: <u>/s/ Adam S. Pollitzer</u>

      Name: Adam S. Pollitzer
      Title: Chief Executive Officer

Signature	Title	Date
/s/ Adam S. Pollitzer		
Adam S. Pollitzer	Chief Executive Officer (Principal Executive Officer)	February 14, 2023
/s/ Ravi Mallela		
Ravi Mallela	Chief Financial Officer (Principal Financial Officer)	February 14, 2023
/s/ Nicholas D. Realmuto		
Nicholas D. Realmuto	Controller	February 14, 2023
/s/ Bradley M. Shuster		
Bradley M. Shuster	Executive Chairman	February 14, 2023
/s/ Steven L. Scheid		
Steven L. Scheid	Director	February 14, 2023
/s/ James G. Jones		
James G. Jones	Director	February 14, 2023
/s/ Regina Muehlhauser		
Regina Muehlhauser	Director	February 14, 2023
/s/ Michael Montgomery		
Michael Montgomery	Director	February 14, 2023
/s/ Michael Embler		
Michael Embler	Director	February 14, 2023
/s/ Lynn S. McCreary		
Lynn S. McCreary	Director	February 14, 2023
/s/ Priya Huskins		
Priya Huskins	Director	February 14, 2023

INDEX TO FINANCIAL STATEMENT SCHEDULES

All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in our Consolidated Financial Statements and notes thereto.


NMI HOLDINGS, INC.
SCHEDULE I
SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES


December 31, 2022		Amortized Cost		Fair Value		Amount Reflected on Balance Sheet
				(In Thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$	82,301	$	79,932	$	79,932
Municipal debt securities		563,972		483,176		483,176
Corporate debt securities		1,457,589		1,293,642		1,293,642
Asset-backed securities		74,762		68,558		68,558
Total bonds		2,178,624		1,925,308		1,925,308
Short-term investments		174,123		174,081		174,081
Total investments	$	2,352,747	$	2,099,389	$	2,099,389

NMI HOLDINGS, INC.
SCHEDULE II - FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
PARENT COMPANY ONLY

	December 31, 2022	December 31, 2021
	(In Thousands, except for share data)	
Assets		
Fixed maturities, available-for-sale, at fair value	$ 83,918	$ 84,854
Cash and cash equivalents	4,940	21,181
Investment in subsidiaries, at equity in net assets	2,092,457	1,951,124
Accrued investment income	440	367
Due from affiliates, net	83,018	86,366
Software and equipment, net	31,930	32,047
Other assets [1]	15,408	7,234
Total assets	$ 2,312,111	$ 2,183,173
Liabilities		
Debt	$ 396,051	$ 394,623
Accounts payable and accrued expenses	34,697	42,246
Warrant liability, at fair value	—	2,363
Deferred tax liability, net	255,550	175,254
Other liabilities	12,086	2,901
Total liabilities	698,384	617,387
Shareholders' equity		
Common stock - class A shares, $0.01 par value; 86,472,742 shares issued and 83,549,879 shares outstanding as of December 31, 2022 and 85,792,849 shares issued and outstanding as of December 31, 2021 (250,000,000 shares authorized)	865	858
Additional paid-in capital	972,717	955,302
Treasury stock, at cost: 2,922,863 and 0 common shares as of December 31, 2022 and December 31, 2021, respectively	(56,575)	—
Accumulated other comprehensive (loss) income, net of tax	(204,323)	1,485
Retained earnings	901,043	608,141
Total shareholders' equity	1,613,727	1,565,786
Total liabilities and shareholders' equity	$ 2,312,111	$ 2,183,173

(1) "Prepaid expenses" have been reclassified as "Other assets" in the prior period.

NMI HOLDINGS, INC.
SCHEDULE II - FINANCIAL INFORMATION OF REGISTRANT
STATEMENT OF OPERATIONS
PARENT COMPANY ONLY

	For the years ended December 31,		
	2022	2021	2020
	(In Thousands)		
Revenues			
Net investment income	$ 1,204	$ 327	$ 398
Net realized investment (losses) gains	(13)	10	23
Total revenues	1,191	337	421
Expenses			
Other operating expenses	7,590	8,264	9,262
Interest expense	—	68	—
Gain from change in fair value of warrant liability	(1,113)	(566)	(2,907)
Total expenses	6,477	7,766	6,355
Equity in net income of subsidiaries	378,406	303,970	217,134
Income before income taxes	373,120	296,541	211,200
Income tax expense	80,218	65,411	39,634
Net income	$ 292,902	$ 231,130	$ 171,566
Other comprehensive (loss) income, net of tax:			
Unrealized (losses) gains in accumulated other comprehensive income, net of tax (benefit) expense of $(748), $(95), and $25 for each of the years in the three-year period ended December 31, 2022, respectively	(2,815)	(357)	94
Reclassification adjustment for realized losses (gains) included in net income, net of tax (benefit) expense of $(3), $2 and $5 for each of the years in the three-year period ended December 31, 2022, respectively	10	(8)	(18)
Equity in other comprehensive (loss) income of subsidiaries	(203,003)	(52,006)	36,492
Other comprehensive (loss) income, net of tax	(205,808)	(52,371)	36,568
Comprehensive income	$ 87,094	$ 178,759	$ 208,134

NMI HOLDINGS, INC.
SCHEDULE II - FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
PARENT COMPANY ONLY

	For the years ended December 31,		
	2022	2021	2020
Cash flows from operating activities	(In Thousands)		
Net income	$ 292,902	$ 231,130	$ 171,566
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain from change in fair value of warrant liability	(1,113)	(566)	(2,907)
Net realized investment losses (gains)	13	(10)	(23)
Depreciation and amortization	789	801	807
Amortization of debt discount and debt issuance costs	1,846	1,861	4,036
Deferred income taxes	81,057	66,941	45,483
Share-based compensation expense	15,425	16,678	11,115
Changes in operating assets and liabilities:			
Investment in subsidiaries, at equity in net assets	(343,477)	(302,165)	(217,134)
Accrued investment income	(73)	(104)	(44)
Receivable from affiliates	3,348	(9,474)	(14,651)
Other assets [(1)]	518	(496)	84
Accounts payable and accrued expenses	(8,731)	10,068	4,592
Net cash provided by operating activities	42,504	14,664	2,924
Cash flows from investing activities			
Capitalization of subsidiaries	(800)	(800)	(445,448)
Purchase of short-term investments	(110,076)	(10,640)	(19,897)
Purchase of fixed-maturity investments, available-for-sale	—	(2,797)	(53,504)
Proceeds from maturity of short-term investments	86,995	—	41,228
Proceeds from redemptions, maturities and sale of fixed-maturity investments, available-for-sale	19,673	4,464	20,241
Software and equipment	1,291	(1,026)	(2,633)
Net cash used in investing activities	(2,917)	(10,799)	(460,013)
Cash flows from financing activities			
Proceeds from issuance of common stock related to public offering, net of issuance costs	—	—	219,687
Proceeds from issuance of common stock related to employee equity plans	5,442	4,201	8,871
Proceeds from issuance of common stock related to warrant exercises	518	503	—
Taxes paid related to net share settlement of equity awards	(5,213)	(5,426)	(8,961)
Proceeds from senior secured notes	—	—	400,000
Repayments of term loan	—	—	(147,750)
Payments of debt issuance costs	—	(1,108)	(9,043)
Repurchase of common stock	(56,575)	—	—
Net cash (used in) provided by financing activities	(55,828)	(1,830)	462,804
Net (decrease) increase in cash, cash equivalents and restricted cash	(16,241)	2,035	5,715
Cash, cash equivalents and restricted cash, beginning of period	21,181	19,146	13,431
Cash, cash equivalents and restricted cash, end of period	$ 4,940	$ 21,181	$ 19,146

(1) "Prepaid expenses" have been reclassified as "Other assets" in the prior periods.

Note A

The NMI Holdings, Inc. (Parent Company) financial statements represent the stand-alone financial statements of the Parent Company. These financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein. Refer to the Parent Company's consolidated financial statements for additional information.

Note B

NMIC and Re One are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate and the GSEs that may restrict their ability to pay dividends to NMIH. Under Wisconsin law, NMIC and Re One may pay dividends up to specified levels (*i.e.*, "ordinary" dividends) with 30 days' prior notice to the Wisconsin OCI. Dividends in larger amounts (*i.e.*, "extraordinary" dividends), are subject to the Wisconsin OCI's prior approval. Under Wisconsin law, an extraordinary dividend is defined as any payment or distribution that together with other dividends and distributions made within the preceding twelve months exceeds the lesser of (i) 10% of the insurer's statutory policyholders' surplus as of the preceding December 31 or (ii) adjusted statutory net income for the twelve-month period ending the preceding December 31. On April 1, 2022, NMIC paid a $34.9 million ordinary course dividend to NMIH and has the capacity to pay aggregate ordinary dividends of $98.0 million to NMIH during the twelve-month period ending December 31, 2023.

The remaining net assets from dividend capacity are considered restricted. As of December 31, 2022, the amount of restricted net assets held by our consolidated insurance subsidiaries, which represents our equity investment in those insurance subsidiaries less their aggregate dividend capacity, totaled $2.1 billion, compared to $2.0 billion as of December 31, 2021.

Note C

The Parent Company provides certain services to its subsidiaries. The Parent Company allocates to its subsidiaries corporate expense it incurs in the capacity of supporting those subsidiaries, based on either an allocated percentage of time spent or internally allocated capital. Total operating expenses allocated to subsidiaries for each of the years in the three-year period ended December 31, 2022 were $148.4 million, $149.4 million and $152.9 million, respectively. Amounts charged to the subsidiaries for operating expenses are based on actual cost, without any mark-up. The Parent Company considers these charges fair and reasonable. The subsidiaries reimburse the Parent Company for these costs in a timely manner, which has the impact of improving the cash flows of the Parent Company.

NMI HOLDINGS, INC.
SCHEDULE IV - FINANCIAL INFORMATION OF REGISTRANT
REINSURANCE

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
For the years ended December 31,			*(In Thousands)*		
2022	$ 594,127	$ 118,861	$ —	$ 475,266	— %
2021	536,630	92,336	—	444,294	—
2020	472,998	75,826	—	397,172	—



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